Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

ALL OF THE OUTSTANDING ORDINARY SHARES INCLUDING

AMERICAN DEPOSITARY SHARES REPRESENTING ORDINARY SHARES

OF

SEQUANS COMMUNICATIONS S.A.

FOR

U.S. $0.7575 PER ORDINARY SHARE AND

U.S. $3.03 PER AMERICAN DEPOSITARY SHARE

BY

RENESAS ELECTRONICS EUROPE GMBH

A DIRECT WHOLLY OWNED SUBSIDIARY

OF

RENESAS ELECTRONICS CORPORATION

THE OFFER WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON OCTOBER 6, 2023, UNLESS THE OFFER IS EXTENDED.

Renesas Electronics Europe GmbH, incorporated as a limited liability company under the laws of Germany (Gesellschaft mit beschränkter Haftung—GmbH) (“Purchaser”), is a direct wholly owned subsidiary of Renesas Electronics Corporation, a Japanese corporation (“Parent” or “Renesas”). Purchaser is offering to purchase all of the outstanding ordinary shares, nominal value €0.01 per share (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”), including American Depositary Shares representing Ordinary Shares (each American Depositary Share represents four Ordinary Shares) (each, an “ADS,” and collectively, the “ADSs,”), and Ordinary Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or other rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”), of Sequans Communications S.A., a société anonyme organized under the laws of France (“Sequans” or the “Company”), for U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS (each such amount, the “Offer Price”), in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable (see “The Tender Offer—Terms of the Offer—Consideration and Payment”), upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, the “Offer to Purchase”) and in the accompanying Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal,” and together with this Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”).

The Offer is being made pursuant to that certain Memorandum of Understanding, dated as of August 4, 2023, by and between Parent and Sequans as amended by Amendment No. 1 to the Memorandum of Understanding, dated September 2, 2023 (as it may be further amended, restated or supplemented from time to time in accordance with its terms, the “MoU”). Under the terms of the MoU, the Offer is subject to the satisfaction or waiver of various conditions, including (i) that immediately prior to the expiration of the Offer, the number of Ordinary Shares (including Ordinary Shares represented by ADSs) validly tendered pursuant to the Offer (and not properly withdrawn prior to the expiration of the Offer), Unsellable Company Shares (as defined in “Special Factors— Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards”) for which the Unsellable Share Liquidity Mechanism (as defined in “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards”) has been entered into (and not properly withdrawn prior to the expiration of the Offer) and which underlying Unsellable Company Shares will cease to be subject to a lock-up period within three months following the time that Purchaser accepts for payment and pays for the Company Shares validly tendered pursuant to the Offer that have not been properly withdrawn (the “Offer Acceptance Time”) and Ordinary

Shares then beneficially owned by Parent, Purchaser or Sequans (if any), represents at least 90% (or, in Parent or Purchaser’s sole discretion, a lower percentage provided that in no event will such percentage be lower than 67%) of, without duplication, (a) all Ordinary Shares (including Ordinary Shares represented by ADSs and any Unsellable Company Shares) then outstanding plus (b) all Ordinary Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, restricted share awards, stock appreciation rights, or other rights to acquire Ordinary Shares then outstanding (other than shares issuable pursuant to two convertible promissory notes issued by Sequans due April 9, 2024 and April 16, 2024, respectively (the “Convertible Notes”)), regardless of whether or not then vested, but, in each case, after giving effect to the cancellation of any options, restricted shares or warrants in the manner set forth in the MoU (the “Minimum Condition”) (see “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Conditions of the Offer”); (ii) that certain regulatory approvals have been granted or obtained, unless waived by Parent in its sole discretion (see “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Regulatory Approvals; Efforts”) and (iii) Parent’s receipt of confirmation of the tax treatment regarding the Post-Offer Reorganization (as defined below) from Japanese tax authorities (see “The Tender Offer—Conditions of the Offer”). The Offer is subject to other important conditions set forth in this Offer to Purchase (see “The Tender Offer—Conditions of the Offer”). There is no financing condition to the Offer.

Immediately following the expiration of the Offer, assuming that all conditions of the Offer have been satisfied, we will provide for a subsequent offering period of at least ten calendar days (the “Subsequent Offering Period”) during which tenders of Ordinary Shares and ADSs will be accepted (see “The Tender Offer—Terms of the Offer—Subsequent Offering Period”). During the Subsequent Offering Period, it is expected that The Bank of New York Mellon, as the depositary of the ADSs (the “ADS Depositary”), will tender the Ordinary Shares underlying any untendered ADSs to Purchaser in exchange for the Offer Price, and the ADS Depositary will hold such aggregate cash payment for the benefit of the holders of such non-tendered ADSs. The ADS Depositary will arrange to distribute such amount to such holders on a pro rata basis, less any applicable withholding taxes, upon their surrender of their ADSs. Any fees and expenses incurred in connection with the cancellation of the ADSs and distribution of the funds resulting from such tender by the ADS Depositary will be funded by Purchaser. As a result, upon Purchaser’s acceptance of the tender of the Ordinary Shares by the ADS Depositary in the Subsequent Offering Period, any holders of untendered ADSs will cease to have any rights with respect to the Ordinary Shares.

Following consummation of the Offer (after giving effect to the transactions to be consummated at the expiration of any Subsequent Offering Period), to the extent legally permitted by applicable law, Parent and Purchaser intend to de-list the ADSs from the New York Stock Exchange (“NYSE”), to terminate registration of the Ordinary Shares under Section 12(g)(4) of the Securities and Exchange Act of 1934 (the “Exchange Act”) and to suspend Sequans’ reporting obligations under Section 15(d) of the Exchange Act. The parties intend to consummate a series of transactions (the “Post-Offer Reorganization”), utilizing processes available under applicable law, intended to ensure that Parent will become, ultimately, the sole (indirect) owner of Sequans’ businesses and operations, and that in exchange therefor, each holder of Company Shares that did not tender its Company Shares in the Offer is offered or entitled to receive (subject to the completion of such transactions) statutory compensation under applicable law for their Company Shares, to the extent permissible, without interest and subject to any applicable taxes. However, Parent may elect, in its sole discretion, not to effect the Post-Offer Reorganization, to effect the Post-Offer Reorganization in part, take alternative action to effectuate a corporate reorganization in a different way, or not to effect any corporate reorganization (see “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations”).

In connection with transactions contemplated by the MoU, Sequans is required to hold an ordinary meeting and an extraordinary general meeting (the “Combined Meeting”) at which the shareholders of Sequans will vote on proposals to enact the Post-Offer Reorganization and related transactions discussed under the heading “The Post-Offer Reorganization” and other related matters (see “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations”).

On August 3, 2023, the Board of Directors of Sequans (the “Sequans Board”) approved Sequans entering into the MoU. On August 15, 2023, following completion of the consultation with the works council (Comité social et économique) of Sequans, the Sequans Board, with seven members in attendance, which included a majority of the directors who are not employees of Sequans, resolved that the proposed Offer is in the best interests of the Company, its employees and its shareholders, including the holders of ADSs, and fair to the Company’s shareholders and holders of ADSs, other than Parent and its affiliates (the “Unaffiliated Shareholders”), and recommended that the Company’s shareholders and holders of ADSs accept the Offer and tender their Ordinary Shares and ADSs pursuant to the Offer. Two directors, Messrs. Sailesh Chittipeddi and Zvi Slonimsky, were not present for the meeting. Mr. Chittipeddi did not attend the meeting because of his affiliation with Parent and Purchaser. The Sequans Board announced its recommendation on August 16, 2023. A description of the reasons for the Sequans Board’s approval of the transactions contemplated by the MoU, including the Offer, is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 to be prepared by Sequans and filed with the SEC and mailed to all holders of Company Shares. All shareholders (including ADS holders) should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the heading “Item 4. The Solicitation or Recommendation” of the Schedule 14D-9.

A summary of the principal terms of the Offer appears on pages 7 through 20 below. You should read in its entirety this Offer to Purchase, and if you hold Ordinary Shares, the accompanying Ordinary Share Acceptance Form and, if you hold ADSs, the accompanying ADS Letter of Transmittal, carefully before deciding whether to tender your Company Shares into the Offer.

Questions and requests for assistance may be directed to MacKenzie Partners, Inc. (the “Information Agent”) at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Ordinary Share Acceptance Form, the ADS Letter of Transmittal and other related materials may be obtained from the Information Agent or on the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. Holders of Company Shares also may contact their broker, dealer, commercial bank, trust company or other securities intermediary for copies of these documents.

We have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. In addition, Sequans has filed the Schedule 14D-9 and Schedule 13E-3 (including exhibits) in accordance with the Exchange Act setting forth the recommendation of the Sequans Board and furnishing certain additional related information. The Schedule TO, Schedule 14D-9 and Schedule 13E-3, and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in “The Tender Offer—Certain Information Concerning Sequans.”

The Information Agent for the Offer is:

1407 Broadway

New York, New York 10018

Holders may call toll-free:

(800) 322-2885 (from the U.S. and Canada)

From outside the U.S. and Canada:

+1 (212) 929-5500

Email (for material requests only):

tenderoffer@mackenziepartners.com

IMPORTANT INFORMATION

Tenders by Holders of ADSs: If you are a holder of ADSs and if you intend to tender all or any portion of such ADSs into the Offer, you must follow the procedures below, as applicable.

1. If you are a registered holder of American Depositary Receipts (“ADRs”) evidencing ADSs, you should properly complete and duly execute the accompanying ADS Letter of Transmittal, which is also available from the Information Agent, and all other documents required by the ADS Letter of Transmittal, and you should timely submit these documents bearing your original signature, together with your ADRs evidencing the ADSs that you intend to tender, to The Bank of New York Mellon (the “Tender Agent”) at the address set forth on the back cover of this Offer to Purchase, such that the Tender Agent receives these documents before one minute after 11:59 p.m., New York City time, on October 6, 2023, or the latest time and date at which the Offer will expire if the Offer is extended (the “Expiration Date”). Note that, in some circumstances, your signature on the ADS Letter of Transmittal or the signature of an endorser of the tendered ADRs must be guaranteed under the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (a signature guarantee of that kind, a “Medallion Guarantee”).

2. If you are a registered holder of uncertificated ADSs on the books of the Bank of New York Mellon (the “ADS Depositary”), you must properly complete and duly execute the accompanying ADS Letter of Transmittal, which is also available from the Information Agent, and deliver it bearing your original signature, together with all other documents required by the ADS Letter of Transmittal, to the Tender Agent at the address set forth on the back cover of this Offer to Purchase, such that the Tender Agent receives these documents before one minute after 11:59 p.m., New York City time, on the Expiration Date. Note that, in some circumstances, your signature on the ADS Letter of Transmittal must be guaranteed by a Medallion Guarantee.

3. If you hold ADSs through a broker or other securities intermediary, you must contact such securities intermediary and have the securities intermediary tender your ADSs on your behalf through The Depository Trust Company (“DTC”). In order for a book-entry transfer to constitute a valid tender of your ADSs into the Offer, the ADSs must be tendered by your securities intermediary before one minute after 11:59 p.m., New York City time, on the Expiration Date. Further, before one minute after 11:59 p.m., New York City time, on the Expiration Date, the Tender Agent must receive (i) a confirmation of such tender of the ADSs and (ii) a message transmitted by DTC which forms a part of book-entry confirmation and states that DTC has received an express acknowledgment from the participant tendering the ADSs that are the subject of such book-entry confirmation stating that such participant has received, and agreed to be bound by, the terms of this Offer to Purchase and the ADS Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. Participants in DTC and other securities intermediaries are likely to establish cut-off times and dates that are earlier than one minute after 11:59 p.m., New York City time, on the Expiration Date for receipt of instructions to tender ADSs. You should contact your broker or other securities intermediary to determine the cut-off time and date that is applicable to you.

4. If you are unable to perform the procedures described above before one minute after 11:59 p.m., New York City time, on the Expiration Date, you may still be able to tender your ADSs into the Offer in accordance with the procedures for guaranteed delivery that we are making available (see “The Tender Offer—Procedures for Tendering into the Offer—Guaranteed Delivery Procedures”).

Do NOT send any ADRs evidencing ADSs, the ADS Letter of Transmittal, or any related documents to Sequans, Parent, Purchaser or Information Agent.

Tenders by Holders of Ordinary Shares: If you are a holder of Ordinary Shares that are not represented by ADSs, and if you intend to tender all or any portion of such Ordinary Shares into the Offer, you should deliver a properly completed Ordinary Share Acceptance Form, and all other documents required by the Ordinary Share Acceptance Form, to the Tender Agent at the address set forth on the back cover of this Offer to Purchase, to be received prior to one minute after 11:59 p.m., New York City time, on the Expiration Date.

Do NOT send the Ordinary Share Acceptance Form or any related documents to Sequans, the Information Agent or the ADS Depositary.

For more information about the procedures for tendering your Ordinary Shares or ADSs into the Offer, see “The Tender Offer—Procedures for Tendering into the Offer.”

For assistance in connection with the Offer, including information on how to tender into the Offer, please contact the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Ordinary Share Acceptance Form, the ADS Letter of Transmittal and other related materials may be obtained from the Information Agent or from your broker or other securities intermediary. Copies of these materials are also freely available on the website maintained by the SEC at http://www.sec.gov.

* * *

NO DEALER OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THE OFFER, OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PARENT OR PURCHASER.

THE OFFER DOES NOT CONSTITUTE AN OFFER TO BUY OR A SOLICITATION OF AN OFFER TO SELL ANY OF THE SECURITIES OF SEQUANS TO ANY PERSON IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

THE OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, OR ANY SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES, OR THE SECURITIES REGULATORY AUTHORITIES OF ANY OTHER JURISDICTION, NOR HAS THE SEC, OR ANY STATE SECURITIES COMMISSION, OR THE SECURITIES REGULATORY AUTHORITIES OF ANY OTHER JURISDICTION, EXPRESSED A VIEW WITH RESPECT TO THE FAIRNESS OR MERITS OF THE OFFER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

SUMMARY TERM SHEET		7
INTRODUCTION		21
SPECIAL FACTORS		24
1.	Background	24
2.	Purpose of and Reasons for the Offer; Plans for Sequans	34
3.	The Recommendation by the Board of Directors of Sequans	35
4.	Position of Parent and Purchaser Regarding Fairness of the Offer	36
5.	Effects of the Offer	38
6.	Memorandum of Understanding; Other Agreements	39
7.	Appraisal Rights; Rule 13e-3	54
8.	Transactions and Arrangements Concerning the Shares and Other Securities of Sequans	54
9.	Certain Agreements between Parent and its Affiliates and Sequans	55
10.	Interests of Certain Sequans Directors and Executive Officers in the Offer	57
THE TENDER OFFER		59
1.	Terms of the Offer	59
2.	Acceptance for Payment and Payment	62
3.	Procedures for Tendering into the Offer	63
4.	Withdrawal Rights	67
5.	Tax Considerations	68
6.	Price Range of ADSs	77
7.	Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations	77
8.	Certain Information Concerning Sequans	82
9.	Certain Information Concerning Parent and Purchaser	84
10.	Source and Amount of Funds	85
11.	Dividends and Distributions	85
12.	Conditions of the Offer	85
13.	Legal Matters; Required Regulatory Approvals	86
14.	Fees and Expenses	88
15.	Miscellaneous	89
SCHEDULE I		90
SCHEDULE II		93
SCHEDULE III		94

SUMMARY TERM SHEET

The information contained herein is a summary only and is not meant as a substitute for the more detailed descriptions and information contained elsewhere in this Offer to Purchase and in the accompanying Ordinary Share Acceptance Form and ADS Letter of Transmittal. You are urged to read carefully, in its entirety, each of this Offer to Purchase (together with any amendments or supplements hereto, the “Offer to Purchase”), and if you hold Ordinary Shares (as defined below), the accompanying Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”), and if you hold ADSs (as defined below), the accompanying American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal,” and together with this Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”).

Securities Sought:	All of the outstanding ordinary shares, nominal value €0.01 per share, of Sequans Communications S.A., a société anonyme organized under the laws of France (“Sequans” or the “Company”) (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”), including American Depositary Shares representing Ordinary Shares (each American Depositary Share represents four Ordinary Shares) (each, an “ADS,” and collectively, the “ADSs”), and Ordinary Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or other rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”) of Sequans.

Ordinary Share Offer Price:	U.S. $0.7575 per Ordinary Share, payable net to the seller in cash, without interest (see “The Tender Offer—Terms of the Offer—Consideration and Payment”).

ADS Offer Price:	U.S. $3.03 per ADS, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable (see “The Tender Offer—Terms of the Offer—Consideration and Payment”).

Transaction Agreement:	The above offer to purchase Company Shares is being made pursuant to that certain Memorandum of Understanding, dated as of August 4, 2023, by and between Renesas Electronics Corporation, a Japanese corporation (“Parent” or “Renesas”), and Sequans as amended by Amendment No. 1 to the Memorandum of Understanding, dated September 2, 2023 (as it may be further amended, restated or supplemented from time to time in accordance with its terms, the “MoU”).

Commencement Date of the Offer:	September 11, 2023.

Expiration Date of the Offer:	One minute after 11:59 p.m., New York City time, on October 6, 2023 (as it may be extended from time to time, the “Expiration Date”).

Purchaser:	Renesas Electronics Europe GmbH, incorporated as a limited liability company under the laws of Germany (Gesellschaft mit beschränkter Haftung—GmbH), a direct wholly owned subsidiary of Parent.

Determination of Sequans’ Board of Directors:	On August 3, 2023, Sequans’ board of directors (the “Sequans Board”) approved Sequans entering into the MoU. On August 15, 2023, following completion of the consultation with the works council (Comité social et économique) of Sequans, the Sequans Board, with seven members in attendance, which included a majority of the directors who are not employees of Sequans, resolved that the proposed Offer is in the best interests of the Company, its employees and its shareholders, including the holders of ADSs, and fair to the Company’s shareholders and holders of ADSs, other than Parent and its affiliates (the “Unaffiliated Shareholders”), and recommended that the Company’s shareholders and holders of ADSs accept the Offer and tender their Ordinary Shares and ADSs pursuant to the Offer. Two directors, Messrs. Sailesh Chittipeddi and Zvi Slonimsky, were not present for the meeting. Mr. Chittipeddi did not attend the meeting because of his affiliation with Parent and Purchaser. The Sequans Board announced its recommendation on August 16, 2023.

A description of the reasons for the Sequans Board’s approval of the transactions contemplated by the MoU, including the Offer, is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 to be prepared by Sequans and filed with the Securities and Exchange Commission (the “SEC”) and mailed to all Sequans shareholders (including ADS holders). All shareholders (including ADS holders) should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the heading “Item 4. The Solicitation or Recommendation” of the Schedule 14D-9.

Tender and Support Agreements:	Concurrently with the execution of the MoU, in order to induce Parent to enter into the MoU, each member of the Sequans Board and Sequans’ executive officers, in each case in their capacity as shareholders of Sequans, and certain other shareholders of Sequans entered into separate tender and support agreements with Parent (collectively, the “Tender and Support Agreements”), pursuant to which the signatories thereto have agreed, among other things, to tender all of his/her/its Company Shares (other than any Unsellable Company Shares (as defined in “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards”) that are not available for tender; provided that, the shareholder has entered into the Unsellable Share Liquidity Mechanism (as defined in “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards”) contemplated by the MoU and pursuant to the Offer and to vote in favor of the transactions contemplated by the MoU at any meeting of shareholders, including the Post-Offer Reorganization. The signatories have also agreed not to tender their equity or vote in favor of an alternate acquisition proposal or solicit competing proposals or transfer any of their Company Shares, subject to certain permitted transfers (see “Special Factors—Memorandum of Understanding; Other Agreements—Other Agreements—Tender and Support Agreements”).

The distribution of this Offer to Purchase may, in some jurisdictions, be restricted by law. This Offer to Purchase is not an offer to purchase securities and is not a solicitation of an offer to sell securities, nor shall there be any sale or purchase of securities pursuant hereto, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful.

In this Offer to Purchase, unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser.

If you have questions or need additional copies of this Offer to Purchase, the accompanying Ordinary Share Acceptance Form, the ADS Letter of Transmittal or other related materials, you can contact MacKenzie Partners, Inc. (the “Information Agent”) at the address or telephone numbers set forth on the back cover of this Offer to Purchase. You may also contact your broker, or other securities intermediary, or obtain copies of these materials for free on the website maintained by the SEC at http://www.sec.gov.

Questions and Answers

Below we have provided answers to questions that you may have as a holder of Ordinary Shares or ADSs. Information in this Questions and Answers section is not complete and additional important information is contained elsewhere in this Offer to Purchase, and if you hold Ordinary Shares, the accompanying Ordinary Share Acceptance Form, or if you hold ADSs, the ADS Letter of Transmittal, each of which we urge you to read carefully in its entirety before you make any decision with respect to the Offer.

Who is offering to buy my Ordinary Shares or ADSs?

Purchaser, incorporated as a limited liability company under the laws of Germany (Gesellschaft mit beschränkter Haftung—GmbH), is a direct wholly owned subsidiary of Parent, and is offering to buy your Ordinary Shares and ADSs. The telephone number of Purchaser’s principal executive offices is +81-3-6773-3000. Purchaser was incorporated in Germany. As of the date hereof, Purchaser designs, develops and sells semiconductor products in Europe (see “Introduction” and “The Tender Offer—Certain Information Concerning Parent and Purchaser”).

The Offer is being made pursuant to the MoU by and between Parent and Sequans. The MoU is described in detail in “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding.”

How many Ordinary Shares and ADSs is Purchaser offering to purchase in the Offer?

Under the MoU, subject to the satisfaction or waiver of the conditions to the Offer, Purchaser intends to purchase all of the Ordinary Shares, including ADSs representing Ordinary Shares, of Sequans. As of the close of business on September 6, 2023, the most recent practicable date before publication of this Offer to Purchase, Sequans had 234,200,650 Ordinary Shares issued and outstanding, of which 234,044,442 were represented by outstanding ADSs (each of which represents four Ordinary Shares). As of close of business on September 6, 2023, the most recent practicable date before publication of this Offer to Purchase, Sequans had 2,300,546 Ordinary Shares subject to outstanding stock options, 16,760,162 Ordinary Shares subject to issuance pursuant to unvested restricted share awards and 18,805,490 Ordinary Shares subject to outstanding warrants (which consists of BSAs and certain other warrants to subscribe for Company Shares) (see “Introduction” and “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding”).

How much is Purchaser offering to pay for my Ordinary Shares or ADSs and what is the form of payment in the Offer?

We are offering to pay U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS, in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable (see “The Tender Offer—Terms of the Offer—Consideration and Payment”). No fraction of an Ordinary Share or ADS will be purchased from any holder and all payments to tendering holders of the Ordinary Shares or ADSs pursuant to the Offer will be rounded to the nearest whole cent. We will not pay interest on the Offer Price for Ordinary Shares or ADSs (see “Introduction” and “The Tender Offer—Terms of the Offer—Consideration and Payment”).

When will I be paid for my Ordinary Shares or ADSs tendered into the Offer?

Purchaser expects to pay for Ordinary Shares and ADSs tendered into the Offer promptly after the expiration of the Offer, which will expire one minute after 11:59 p.m., New York City time, on October 6, 2023 (as it may be extended from time to time, the “Expiration Date”), assuming all of the conditions to the Offer have been satisfied or, to the extent legally permitted, waived by that time (see “The Tender Offer—Acceptance for Payment and Payment”).

How will I be paid for my tendered Ordinary Shares or ADSs?

Payment for Ordinary Shares tendered and accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price for all of the Ordinary Shares validly tendered into and not withdrawn from the Offer with The Bank of New York Mellon (the “Tender Agent”), who will transmit payment for your tendered Ordinary Shares to you. The Tender Agent will pay you by check.

Payment for ADSs tendered and accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price for all of the ADSs validly tendered into and not withdrawn from the Offer the Tender Agent. If you are a registered holder of the ADSs, you will receive a check, in U.S. dollars, from the Tender Agent for an amount equal to the aggregate ADS Offer Price of your tendered ADSs that we have accepted for payment. If you hold ADSs through a broker or other securities intermediary, the Tender Agent will credit The Depository Trust Company (“DTC”), for allocation by DTC to your broker or other securities intermediary, with an amount, in U.S. dollars, equal to the aggregate ADS Offer Price of your tendered ADSs that we have accepted for payment.

All payments will be subject to any withholding taxes that may be applicable. Under no circumstances will interest be paid by us on the Ordinary Share Offer Price and ADS Offer Price pursuant to the Offer (see “The Tender Offer—Terms of the Offer—Consideration and Payment”).

All holders of Ordinary Shares or ADSs that validly tender, and do not withdraw, their securities into the Offer prior to the Expiration Date will receive the same price per Ordinary Share or ADS, as applicable, regardless of whether they tendered before or during any extension period of the Offer. At the start of any extension period, we will file with the SEC an amendment to this Offer to Purchase, setting forth the new expiration date of the Offer. No fraction of an Ordinary Share or ADS will be purchased from any holder and all payments made to holders of Ordinary Shares or ADSs pursuant to this Offer to Purchase will be rounded to the nearest whole cent. See “The Tender Offer—Acceptance for Payment and Payment” and “The Tender Offer—Procedures for Tendering into the Offer” for more information.

Will I have the opportunity to sell my Ordinary Shares or ADSs to Purchaser after the Offer is completed if I do not tender my Ordinary Shares or ADSs into the Offer?

We expect to provide for a subsequent offering period of at least ten calendar days (the “Subsequent Offering Period”). If the Minimum Condition (as defined in “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Conditions of the Offer”) is satisfied and Purchaser accepts all the Company Shares tendered in the Offer, Purchaser intends to, during the Subsequent Offering Period, offer to purchase the Ordinary Shares underlying any untendered ADSs held by the ADS Depositary in exchange for the Offer Price, provided that the appropriate notice of termination has been delivered to the holders of ADSs prior to such time (see “The Tender Offer—Terms of the Offer—Subsequent Offering Period” and “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations”). No assurance can be given that you will have an opportunity to sell your Ordinary Shares or ADSs to us after the Subsequent Offering Period is completed.

If I decide not to tender, how will the Offer affect my Ordinary Shares or ADSs?

The Company and The Bank of New York Mellon, as depositary with respect to the ADS program (the “ADS Depositary”) have agreed to amend the Deposit Agreement (as defined in “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations”) under which the ADSs were issued, to provide that, if the Minimum Condition is satisfied and Purchaser accepts for purchase all of the ADSs and

Ordinary Shares tendered from the commencement of the Offer to (and including) the Expiration Date (the “Initial Offer Period”), the ADS Depository will tender the Ordinary Shares underlying any untendered ADSs to Purchaser, at the end of the Subsequent Offering Period, in exchange for the Offer Price, and the ADS Depositary will hold such aggregate cash payment for the benefit of the holders of such non-tendered ADSs. The ADS Depositary will arrange to distribute such amount to such holders on a pro rata basis, less any applicable withholding taxes, upon their surrender of their ADSs. Any fees and expenses incurred in connection with the cancellation of the ADSs and distribution of the funds resulting from such tender by the ADS Depositary will be funded by Purchaser. As a result, upon Purchaser’s acceptance of the tender of the Ordinary Shares by the ADS Depositary in the Subsequent Offering Period, any holders of untendered ADSs will cease to have any rights with respect to the Ordinary Shares (see “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations”).

If you do not tender your ADSs in the Offer but wish to continue holding an interest in Ordinary Shares, you must surrender your ADSs and receive delivery of the underlying Ordinary Shares before the end of the Subsequent Offering Period. However, if you voluntarily surrender your ADSs for the purpose of withdrawing the underlying Ordinary Shares, you will be responsible for paying the ADS Depositary’s fees and expenses as provided in the Deposit Agreement, which includes a $0.05 per ADS cancellation fee.

If you do not tender your Ordinary Shares, you will continue to hold those Ordinary Shares following consummation of the Offer. However, to the extent legally permitted by applicable law, Parent and Purchaser intend to de-list the ADSs from the New York Stock Exchange (“NYSE”), to terminate registration of the Ordinary Shares under Section 12(g)(4) of the Securities and Exchange Act of 1934 (the “Exchange Act”) and to suspend Sequans’ reporting obligations under Section 15(d) of the Exchange Act. Following the completion of the Offer, the parties intend to consummate a series of transactions (the “Post-Offer Reorganization”), intended to ensure that Purchaser will, ultimately, become the sole (indirect) owner of Sequans’ businesses and operations, and that in exchange therefor, each holder of Company Shares that did not tender its Company Shares in the Offer is entitled to receive (subject to the completion of such transactions) the statutory compensation under applicable law for their Company Shares, to the extent permissible, without interest and subject to any applicable withholding taxes. However, Purchaser may elect, in its sole discretion, not to effect the Post-Offer Reorganization, to effect the Post-Offer Reorganization in part, take alternative action to effectuate a corporate reorganization in a different way, or not to effect any corporate reorganization.(see “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations”).

In connection with transactions contemplated by the MoU, Sequans will hold an ordinary meeting and an extraordinary general meeting (the “Combined Meeting”) at which the shareholders of Sequans will vote on proposals to enact the Post-Offer Reorganization and related transactions discussed under the heading “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations—The Post-Offer Reorganization” and other related matters.

What is the “Minimum Condition” to the Offer?

We are not obligated to accept for payment or pay for any validly tendered Ordinary Shares or ADSs unless, immediately prior to the expiration of the Offer, the number of Ordinary Shares (including Ordinary Shares represented by the ADSs) validly tendered pursuant to the Offer (and not properly withdrawn prior to the expiration of the Offer), Unsellable Company Shares (as defined in “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards”) for which the Unsellable Share Liquidity Mechanism (as defined in “Special Factors—Memorandum of

Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards”) has been entered (and not properly withdrawn prior to the expiration of the Offer and which underlying Unsellable Company Shares will cease to be subject to a lock-up period within three months following the time that Purchaser accepts for payment and pays for the Company Shares validly tendered pursuant to the Offer that have not been properly withdrawn (the “Offer Acceptance Time”)) and Ordinary Shares then beneficially owned by Parent, Purchaser or Sequans (if any), represents at least 90% (or, in Parent or Purchaser’s sole discretion, a lower percentage provided that in no event will such percentage be lower than 67%) of, without duplication, (a) all Ordinary Shares (including Ordinary Shares represented by ADSs and any Unsellable Company Shares) then outstanding plus (b) all Ordinary Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, restricted share awards, stock appreciation rights, or other rights to acquire Ordinary Shares then outstanding (other than shares issuable pursuant to two convertible promissory notes issued by Sequans due April 9, 2024 and April 16, 2024, respectively), regardless of whether or not then vested, but, in each case, after giving effect to the cancellation of any options, restricted shares or warrants in the manner set forth in the MoU (the “Minimum Condition”) (see “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Conditions of the Offer”). See “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards” for a further description of various option and warrant liquidity mechanisms.

What are the conditions to the Offer other than the Minimum Condition?

In addition to the Minimum Condition, the Offer is conditioned upon, among other things:

•	obtaining the regulatory approvals provided in the “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Regulatory Approvals; Efforts” section herein;

•	the receipt of confirmation of the tax treatment regarding the Post-Offer Reorganization from Japanese tax authorities;

•	the accuracy of certain representations and warranties made by Sequans in the MoU;

•

the adoption by the shareholders of Sequans of the resolutions effecting the Demerger and the Merger (each as defined in “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations”) and resolutions approving the director appointments;

•	the non-existence of certain types of judgments, decisions, orders, or other authoritative measures that could impede the consummation of the Offer; and

•

the absence of certain Material Adverse Effects (as defined in “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Conditions of the Offer”) with respect to Sequans and its subsidiaries.

See “The Tender Offer—The Memorandum of Understanding—Conditions of the Offer” for a complete description of the conditions to the Offer.

Is the Offer subject to a financing condition?

No. The Offer is not subject to any financing condition.

See “The Tender Offer—Terms of the Offer—Conditions to the Offer” and “The Tender Offer—Source and Amount of Funds.”

I am a holder of Ordinary Shares. How do I participate in the Offer?

The Tender Agent has been appointed by Purchaser to act as centralizing, paying and transfer agent for Ordinary Shares in connection with the Offer. If you are a holder of Ordinary Shares that are not represented by ADSs, and if you intend to tender all or any portion of such Ordinary Shares into the Offer, you should deliver a properly completed Ordinary Share Acceptance Form, and all other documents required by the Ordinary Share Acceptance Form, to the Tender Agent at the address set forth on the back cover of this Offer to Purchase, to be received prior to one minute after 11:59 p.m., New York City time, on the Expiration Date. See “The Tender Offer—Procedures for Tendering into the Offer—Tender of Ordinary Shares.”

Do NOT send the Ordinary Share Acceptance Form or any related documents to Sequans, Parent, Purchaser, the Information Agent or the ADS Depositary.

I am a registered holder of American Depositary Receipts (“ADRs”) evidencing ADSs. How do I participate in the Offer?

If you are a registered holder of ADRs evidencing ADSs and you intend to tender your ADRs into the Offer, you should timely send the ADRs, together with a properly completed and duly executed ADS Letter of Transmittal bearing your original signature and all other documents required by the ADS Letter of Transmittal, to the Tender Agent at the address set forth on the back cover of this Offer to Purchase. Your ADRs, ADS Letter of Transmittal and all other required documents must be received by the Tender Agent before one minute after 11:59 p.m., New York City time, on the Expiration Date. In some circumstances, your signature on the ADS Letter of Transmittal or the signature of an endorser of the tendered ADRs must be guaranteed under the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (a signature guarantee of that kind, a “Medallion Guarantee”).

The accompanying ADS Letter of Transmittal is also available from the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. For more information about the procedure for tendering ADSs into the Offer, see “The Tender Offer—Procedures for Tendering into the Offer—Tender of ADSs,” or contact the Information Agent at the telephone numbers and address set forth on the back cover of this Offer to Purchase.

Do NOT send any ADRs evidencing ADSs, the ADS Letter of Transmittal, or any related documents to Sequans, Parent, Purchaser or the Information Agent.

I am a registered holder of uncertificated ADSs. How do I participate in the Offer?

If you hold uncertificated ADSs registered in your name on the books of the ADS Depositary, a properly completed and duly executed ADS Letter of Transmittal bearing your original signature, and all other documents required by the ADS Letter of Transmittal, must be received by the Tender Agent before one minute after 11:59 p.m., New York City time, on the Expiration Date. In some circumstances, your signature on the ADS Letter of Transmittal must be guaranteed by a Medallion Guarantee.

The accompanying ADS Letter of Transmittal is also available from the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. For more information about the procedure for tendering ADSs into the Offer, see “The Tender Offer—Procedures for Tendering into the Offer—Tender of ADSs,” or contact the Information Agent at the telephone numbers and address set forth on the back cover of this Offer to Purchase.

Do NOT send any of the ADS Letter of Transmittal or any related documents to Sequans, Parent, Purchaser or the Information Agent.

I hold my ADSs through a broker or other securities intermediary. How do I participate in the Offer?

If you hold your ADSs through a broker or other securities intermediary, you must contact such securities intermediary and have the securities intermediary tender your ADSs on your behalf through DTC before one minute after 11:59 p.m., New York City time, on the Expiration Date. Further, before one minute after 11:59 p.m., New York City time, on the Expiration Date, the Tender Agent must receive (i) a confirmation of such tender and (ii) an Agent’s Message (as defined below). DTC, participants in DTC, and other securities intermediaries are likely to establish cut-off times and dates that are earlier than one minute after 11:59 p.m., New York City time, on the Expiration Date to receive instructions to tender ADSs. You should contact your broker or other securities intermediary to determine the cut-off time and date that is applicable to you.

The term “Agent’s Message” means a message transmitted to the Tender Agent by DTC, received by the Tender Agent, and forming a part of a book-entry confirmation that states that DTC has received an express acknowledgment from the participant tendering the ADSs that are the subject of such book-entry confirmation stating that such participant has received and agrees to be bound by the terms of this Offer to Purchase and the ADS Letter of Transmittal and that we may enforce such agreement against such participant.

For more information about the procedures for tendering ADSs into the Offer, see “The Tender Offer—Procedures for Tendering into the Offer—Tender of ADSs,” or contact the Information Agent at the telephone numbers and address set forth on the back cover of this Offer to Purchase.

Does Purchaser have the financial resources to make payment?

Yes. Assuming that all of the outstanding Ordinary Shares, including ADSs representing Ordinary Shares, and all Ordinary Shares issuable upon the exercise, conversion or exchange of outstanding options, restricted stock awards and warrants are tendered into the Offer, the aggregate Offer Price payable by Purchaser upon consummation of the Offer would be approximately U.S. $197.4 million and will be funded through cash on hand available to Parent (see “The Tender Offer—Source and Amount of Funds”).

Is Purchaser’s financial condition relevant to my decision to tender into the Offer?

No. Our financial condition should not be relevant to your decision whether to tender Company Shares pursuant to the Offer because:

•	the Offer is being made for all of the outstanding Ordinary Shares, including ADSs representing Ordinary Shares;

•	you will receive payment solely in cash for any Company Shares that you tender into the Offer;

•	Parent will provide us with sufficient funds to purchase all validly tendered Ordinary Shares and ADSs into the Offer that have not been properly withdrawn; and

•	the Offer is not subject to any financing condition.

See “The Tender Offer—Source and Amount of Funds.”

What are the material U.S. federal income tax consequences of tendering my Ordinary Shares or ADSs if I am a U.S. holder?

The receipt of cash for Company Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder that sells Ordinary Shares or ADSs pursuant to the Offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such U.S. holder’s adjusted tax basis in the Ordinary Shares or ADSs sold (see “The Tender Offer—Tax Considerations—Material U.S. Federal Income Tax Consequences”).

You should consult your tax advisor about the tax consequences to you (including the application and effect of any U.S. state or local or non-U.S. income and other tax laws) of participating in the Offer in light of your particular circumstances.

What are the material French income tax consequences of tendering my Ordinary Shares or ADSs?

The receipt of cash for Company Shares pursuant to the Offer will be a taxable transaction for French tax purposes. In general, a French Holder (as defined in “The Tender Offer—Tax Considerations—Material French Tax Considerations”) that sells Ordinary Shares or ADSs pursuant to the Offer will recognize a gain or loss for French tax purposes that will be subject to a different tax regime depending on whether the French Holder is an individual subject to personal income tax or a company subject to corporate income tax. In general, a Non-French Holder (as defined in “The Tender Offer—Tax Considerations—Material French Tax Considerations”) that sells Ordinary Shares or ADSs pursuant to the Offer will not be subject to French income tax in respect of such sale of Ordinary Shares or ADSs, subject to certain exceptions. For a more complete description of the French income tax consequences of the Offer, see “The Tender Offer—Tax Considerations—Material French Tax Considerations.”

You should consult your tax advisor about the tax consequences to you (including the application and effect of any French or non-French income and other tax laws) of participating in the Offer in light of your particular circumstances.

Am I entitled to appraisal rights in connection with the Offer?

Under French law, appraisal rights are not recognized and you are not entitled to appraisal rights in connection with the Offer.

Under German law, in connection with the Merger Squeeze Out (as defined in “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations”), the shareholders have a right for compensation pursuant to Section 327b of the German Stock Corporation Act (Aktiengesetz). In connection with the Combined Meeting, in which the Merger Squeeze Out is intended to be resolved on, Purchaser will be obliged to present a report on, among others, the appropriateness of the compensation which is also to be verified by one (or more) expert valuator(s). In addition, the shareholders have the right, after the Combined Meeting, to have the appropriateness of the compensation be verified in a judicial appraisal proceeding (Spruchverfahren) pursuant to (and subject to the requirements of) Section 327f of the German Stock Corporation Act (Aktiengesetz).

How long do I have to decide whether to tender into the Offer?

Unless we extend the Offer, you have until one minute after 11:59 p.m., New York City time, on the Expiration Date to tender your Ordinary Shares and ADSs during the Initial Offer Period, by which time the Tender Agent, as applicable, must receive all documents necessary in accordance with the procedures set forth in this Offer to Purchase. If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described in “The Tender Offer—Procedures for Tendering into the Offer—Guaranteed Delivery Procedures” prior to that time (see “The Tender Offer—Terms of the Offer” and “The Tender Offer—Procedures for Tendering into the Offer—Guaranteed Delivery Procedures”). If the Minimum Condition is satisfied and Purchaser accepts for purchase all Ordinary Shares and ADSs tendered during the Initial Offer Period, you will have another opportunity to tender in the Subsequent Offering Period, which will last at least ten calendar days.

Under what circumstances may Purchaser extend the Offer?

We may, subject to the terms of the MoU and applicable law, extend the period of time during which the Offer remains open.

Pursuant to the MoU, we have agreed that, unless the Offer is terminated in accordance with the MoU, we will extend the Offer for one or more successive periods of not more than ten business days each if, at the otherwise-scheduled Expiration Date, any of the conditions to the Offer set forth in the MoU and described in “The Tender Offer—Conditions of the Offer” (other than conditions that by their nature are to be satisfied at the time immediately prior to acceptance for payment of any validly tendered Ordinary Shares and ADSs) are not satisfied or, to the extent legally permitted, waived by Purchaser or us in order to permit the satisfaction of such conditions; provided that any extension of the Offer does not extend past the earlier of (i) the termination of the MoU pursuant to its terms, or (ii) March 4, 2024 (the “Outside Date”). Notwithstanding anything to the contrary in the foregoing, in the event Purchaser commences a Minimum Condition Extension (as defined in “Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Extension of the Offer”) which is less than thirty business days prior to the Outside Date, the Outside Date shall be extended to permit a thirty business day Minimum Condition Extension. In the event of a Regulatory Extension, the maximum Minimum Condition Extension shall be the shorter of (i) thirty business days and (ii) such shorter period terminating on the first scheduled Expiration Date that would occur following the extended Outside Date.

We will also extend the Offer for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff or any of the rules and regulations, including listing standards, of NYSE. In the event of an extension, all of the Ordinary Shares or ADSs validly tendered into and not properly withdrawn from the Offer will remain subject to the Offer. Under such extension, each holder will continue to have the right to withdraw Ordinary Shares or ADSs previously tendered.

See “The Tender Offer—Terms of the Offer—Extension” and “The Tender Offer—Conditions of the Offer” for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will notify the Tender Agent and we will make a public announcement of the extension by press release or other public announcement, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. At the start of any extension period, we will file with the SEC an amendment to this Offer to Purchase, setting forth the new expiration date of the Offer (see “The Tender Offer—Terms of the Offer—Extension”).

Will there be a Subsequent Offering Period? If so, when will such period begin?

We expect there will be a subsequent offering period. After the Expiration Date, if all of the conditions to the Offer have been satisfied (including the Minimum Condition) or, to the extent legally permitted, waived by that time, we will provide for a Subsequent Offering Period during which tenders of Ordinary Shares and ADSs will be accepted. You will not have withdrawal rights during any Subsequent Offering Period. When we commence the Subsequent Offering Period, we will inform the Tender Agent of that fact, and will make a public announcement of the Subsequent Offering Period by press release or other public announcement, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date (see “The Tender Offer—Terms of the Offer—Subsequent Offering Period” and “The Tender Offer—Terms of the Offer—Withdrawal Rights”).

Will I receive the same Ordinary Share Offer Price or ADS Offer Price if I tender my Ordinary Shares or ADSs during the Subsequent Offering Period?

Yes. Purchaser will pay for Ordinary Shares or ADSs tendered into the Offer during the Subsequent Offering Period the same Offer Price as Ordinary Shares or ADSs tendered during the Initial Offer Period (see “The Tender Offer—Terms of the Offer—Subsequent Offering Period”). If the Minimum Condition is satisfied and Purchaser accepts all Company Shares tendered during the Initial Offer Period, Purchaser intends to, provided that the appropriate notice of termination has been delivered to the holders of ADSs prior to such time, make an offer to purchase Ordinary Shares underlying untendered ADSs held by the ADS Depositary during the Subsequent Offering Period. In such instance, the ADS Depositary will tender and sell all of the Ordinary Shares underlying untendered ADSs held by it to Purchaser in exchange for the Offer Price, and will hold such aggregate cash payment for the benefit of the holders of such non-tendered ADSs. The ADS Depositary will arrange to distribute such amount to such holders on a pro rata basis, less any applicable withholding taxes upon their surrender of their ADSs. Any fees and expenses incurred in connection with the cancellation of the ADSs and distribution of the funds resulting from such tender by the ADS Depositary will be funded by Purchaser.

When will I be paid for my Ordinary Shares or ADSs tendered into the Offer during the Subsequent Offering Period?

Purchaser will pay for Ordinary Shares and ADSs tendered into the Offer promptly following expiration of the Subsequent Offering Period (see “The Tender Offer—Acceptance for Payment and Payment”).

If Purchaser successfully completes the Offer, what will happen to the Sequans Board?

Under the terms of the MoU, upon the time that Purchaser accepts for payment and pays for the Company Shares validly tendered pursuant to the Offer that have not been properly withdrawn, Sequans and Purchaser have agreed to use commercially reasonable efforts to ensure that the Sequans Board will be comprised of three (3) directors (or such greater number as specified by Purchaser).

Until what time may I withdraw previously tendered Ordinary Shares or ADSs?

You can withdraw some or all of the Ordinary Shares or ADSs that you previously tendered into the Offer at any time before one minute after 11:59 p.m., New York City time, on the Expiration Date.

You will not have withdrawal rights with respect to your Ordinary Shares or ADSs tendered during the Subsequent Offering Period.

How do I withdraw previously tendered Ordinary Shares or ADSs?

If you have tendered Ordinary Shares or ADSs, you must properly complete and duly execute a notice of withdrawal for such Ordinary Shares or ADSs, and such notice must be received by the Tender Agent before one minute after 11:59 p.m., New York City time, on the Expiration Date (see “The Tender Offer—Terms of the Offer—Withdrawal Rights”).

What is the market value of my ADSs as of a recent date?

On August 4, 2023, the last full trading day prior to the announcement of the execution of the MoU, the closing sale price for ADSs reported on NYSE was U.S. $2.13 per share, and on September 8, 2023, the last full trading day prior to the commencement of the Offer, the closing sale price for ADSs reported on NYSE was U.S. $2.82 per share. Each ADS represents four Ordinary Shares. There is no separate trading market for Ordinary Shares. Before deciding whether to tender, you should obtain a current market quotation for ADSs (see “The Tender Offer—Price Range of ADSs”).

How will my outstanding equity based instruments be treated in the Offer?

The Offer is being made for all of the outstanding Company Shares and ADSs that are able to be tendered to Purchaser. Outstanding equity based instruments of Sequans Communications S.A. which are not eligible to be tendered to Purchaser will be treated as described below:

•	Company Shares and ADSs. Each validly tendered Company Share and ADSs outstanding immediately prior to the Offer Acceptance Time will be converted into the right to receive the Offer Price.

•

In-the-Money Company Share Options. In connection with the Offer, each outstanding option to purchase Company Shares (“Company Share Option”) will immediately vest and become fully exercisable. Purchaser will offer to each holder of an in-the-money Company Share Option (“In-the-Money Company Share Option”) the right to enter into a cashless arrangement, financing facility or an equivalent mechanism to fund the payment of the aggregate exercise price and applicable tax withholding obligations for exercising such In-the-Money Company Share Option, subject to the holder’s agreement to tender the underlying Company Shares acquired upon the exercise of such In-the-Money Company Share Option into the Offer and to repay the aggregate exercise price and any applicable tax withholding obligations funded through such Option Liquidity Mechanism (see “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards.”).

•	Out-of-the-Money Company Share Options. No amounts shall be payable with respect to any Company Share Option that is not an In-the-Money Company Share Option.

•

Unsellable Company Shares. In connection with the Offer, each holder of an Unsellable Company Share (as defined in “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards”), shall be offered the right, immediately prior to the Offer Acceptance Time, to enter into a liquidity mechanism, which shall provide for the sale of such Unsellable Company Share to Purchaser at the Offer Price upon the expiration of any applicable lock-up period.

•

Unvested Company RSAs. In connection with the Offer, each holder of an outstanding and Unvested Company RSA (as defined in “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards”) shall be offered the right to enter into a cancellation agreement pursuant to which (i) each holder who is a French tax resident shall agree to cancel, effective as of the Offer Acceptance Time, such Unvested Company RSA and replace it with a right to receive a Parent RSU Grant (as defined in “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards”), and (ii) each holder who is not a French tax resident shall agree to cancel, effective as of the Offer Acceptance Time, such Unvested Company RSA and replace it with either a right to receive, at Purchaser’s discretion, either (a) a Parent RSU Grant, or (b) the Cash Replacement RSA Amount (as defined in “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards”). Each Parent RSU Grant will generally vest on substantially the same vesting schedule as the Unvested Company RSA for which it is exchanged, modified to match the quarterly vesting dates specified in Purchaser’s stock compensation plan: February 1, May 1, August 1 and November 1, subject to the holder’s continued employment with Purchaser or its subsidiaries on each applicable vesting date. In addition, in the event that a Parent RSU Grant holder is dismissed by the Company within six months of the Offer Acceptance Time (other than for misconduct or gross negligence), then the unvested portion of such Parent RSU Grant shall vest immediately in full upon the date of the employment contract termination as a result of such dismissal. The Cash Replacement RSA Amount will be paid when the vesting conditions with respect to the Unvested Company RSA for which it is exchanged are satisfied or, with respect to Unvested Company

RSAs subject to the mandatory holding period under Section 102 of the Israeli Tax Ordinance, such time when the applicable mandatory holding period ends, subject in each case to the holder’s continued employment with Purchaser, the Company, or any of their affiliates through the applicable vesting dates.

•

In-the-Money Vested Company Warrants. In connection with the Offer, each holder of an In-the-Money Vested Company Warrant (as defined in “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards”), shall be offered the right, immediately prior to the Offer Acceptance Time, to enter into a cashless arrangement or a financing facility or an equivalent mechanism (in each case and to the extent permitted under applicable laws, would be implemented through a third party) (the “Warrant Liquidity Mechanism”) to fund the payment of the aggregate exercise price and applicable tax withholding obligations for exercising their In-the-Money Vested Company Warrants, subject to the holder of such Company Warrant undertaking, at the Offer Acceptance Time, to tender the underlying Company Shares acquired upon the exercise of such Vested Company Warrant into the Offer and to repay the aggregate exercise price and any applicable tax withholding obligations funded through such Warrant Liquidity Mechanism (as applicable, “Warrant Liquidity Mechanism Expenses”).

•

In-the-Money Unvested Company Warrants. In connection with the Offer, each holder of an In-the-Money Unvested Company Warrant, shall be offered the right to enter into a Warrant Cancellation Agreement (as defined in “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards”) pursuant to which such holder shall agree to cancel, effective as of the Offer Acceptance Time, such In-the-Money Unvested Company Warrant and replace it with a right to receive an amount in cash, without interest, equal to the product of (x) the aggregate number of Company Shares subject to such In-the-Money Unvested Company Warrant multiplied by (y) the excess of the Offer Price over the applicable per share exercise price under such In-the-Money Unvested Company Warrant, subject to any required withholding of Taxes (the “Cash Replacement Warrant Amount”), which Cash Replacement Warrant Amount will be subject to the holder’s continued service agreement or board member status with Parent, the Company, or any of their affiliates through the applicable vesting dates, vest and be payable at the same time as the Unvested Company Warrant for which such Cash Replacement Warrant Amounts were exchanged would have vested pursuant to its terms. All Cash Replacement Warrant Amounts will have the same terms and conditions (including, with respect to vesting and acceleration) as applied to the award of Unvested Company Warrants for which they were exchanged, except for terms rendered inoperative by the terms of the MoU or for such other administrative or ministerial changes as Parent and the Company determine are appropriate to conform the administration of the Cash Replacement Warrant Amounts.

For a further description, see “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards.”

Who should I call if I have questions about the Offer?

Holders in the U.S. and Canada may call the Information Agent at its toll-free number (800) 322-2885. Holders outside the U.S. and Canada may call +1(212) 929-5500. Holders may also contact the Information Agent in writing at its address at 1407 Broadway, New York, New York 10018. Material requests (only) may be made to the Information Agent by email (tenderoffer@mackenziepartners.com). The Information Agent’s contact information is also detailed on the back cover of this Offer to Purchase.

To the Holders of Ordinary Shares and ADSs Representing Ordinary Shares

of Sequans Communications S.A.:

INTRODUCTION

Renesas Electronics Europe GmbH, incorporated as a limited liability company under the laws of Germany (Gesellschaft mit beschränkter Haftung—GmbH), is a direct wholly owned subsidiary of Renesas Electronics Corporation, a Japanese corporation (“Parent” or “Renesas”). Purchaser is offering to purchase all of the outstanding ordinary shares, nominal value €0.01 per share (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”), including American Depositary Shares representing Ordinary Shares (each American Depositary Share represents four Ordinary Shares) (each, an “ADS,” and collectively, the “ADSs”), and Ordinary Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or other rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”), of Sequans Communications S.A., a société anonyme organized under the laws of France (“Sequans” or the “Company”), for U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS (each such amount, the “Offer Price”), in each case, payable net to the seller in cash, without interest, less any applicable withholding taxes. (see “The Tender Offer—Terms of the Offer—Consideration and Payment”), upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, the “Offer to Purchase”) and in the accompanying Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal,” and together with this Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”).

The Offer is being made pursuant to the Memorandum of Understanding, dated as of August 4, 2023, by and between Parent and Sequans, as amended by Amendment No. 1 dated as of September 2, 2023 (as it may be further amended, restated or supplemented from time to time in accordance with its terms, the “MoU”). The MoU is described in detail in “Special Factors—Memorandum of Understanding; Other Agreements.” Under the terms of the MoU, the Offer is subject to the satisfaction or waiver of various conditions, including (i) that immediately prior to the expiration of the Offer, the number of Ordinary Shares (including Ordinary Shares represented by ADSs) validly tendered pursuant to the Offer (and not properly withdrawn prior to the expiration of the Offer), Unsellable Company Shares (as defined in “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards”) for which the Unsellable Share Liquidity Mechanism (as defined in “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Treatment of Equity Awards”) has been entered into (and not properly withdrawn prior to the expiration of the Offer and which underlying Unsellable Company Shares will cease to be subject to a lock-up period within three months following the time that Purchaser accepts for payment and pays for the Company Shares validly tendered pursuant to the Offer that have not been properly withdrawn (the “Offer Acceptance Time”)) and Ordinary Shares then beneficially owned by Parent, Purchaser or Sequans (if any), represents at least 90% (or, in Parent or Purchaser’s sole discretion, a lower percentage provided that in no event will such percentage be lower than 67%) of, without duplication, (a) all Ordinary Shares (including Ordinary Shares represented by ADSs and any Unsellable Company Shares) then outstanding plus (b) all Ordinary Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, restricted share awards, stock appreciation rights, or other rights to acquire Ordinary Shares then outstanding (other than shares issuable pursuant to two convertible promissory notes issued by Sequans due April 9, 2024 and April 16, 2024, respectively (the “Convertible Notes”)), regardless of whether or not then vested, but, in each case, after giving effect to the cancellation of any options, restricted shares or warrants in the manner set forth in the MoU (the “Minimum Condition”) (see “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Conditions of the Offer”); (ii) that certain regulatory approvals have been granted or obtained, unless waived by Parent in its sole discretion (see “Special Factors—Memorandum of Understanding; Other

Agreements—The Memorandum of Understanding—Regulatory Approvals; Efforts”) and (iii) Parent’s receipt of confirmation of the tax treatment regarding the Post-Offer Reorganization (as defined below) from Japanese tax authorities (see “The Tender Offer—Conditions of the Offer”). The Offer is subject to other important conditions set forth in this Offer to Purchase (see “The Tender Offer—Conditions of the Offer”). There is no financing condition to the Offer.

We expect to provide for a subsequent offering period of at least ten calendar days (the “Subsequent Offering Period”) during which tenders of Ordinary Shares and ADSs will be accepted (see “The Tender Offer—Terms of the Offer—Subsequent Offering Period”). During the Subsequent Offering Period, if the Minimum Condition is met and Purchaser accepts all Company Shares tendered during the Initial Offer Period (as defined below), Purchaser intends to, provided that the appropriate notice of termination has been delivered to the holders of ADSs prior to such time, make an offer to purchase Ordinary Shares underlying untendered ADSs held by the ADS Depositary. In such case, it is expected that the ADS Depositary will cancel any untendered ADSs and tender the Ordinary Shares underlying such ADSs to Purchaser in exchange for the Offer Price, and the ADS Depositary will hold such aggregate cash payment for the benefit of the holders of such non-tendered ADSs. The ADS Depositary will arrange to distribute such amount to such holders on a pro rata basis, less any applicable withholding taxes. Any fees and expenses incurred in connection with the cancellation of the ADSs and distribution of the funds resulting from such tender by the ADS Depositary will be funded by Purchaser. As a result, upon Purchaser’s acceptance of the tender of the Ordinary Shares by the ADS Depositary in the Subsequent Offering Period, any holders of untendered ADSs will cease to have any rights with respect to the Ordinary Shares.

Following consummation of the Offer (after giving effect to the transactions to be consummated at the expiration of any Subsequent Offering Period), to the extent legally permitted by applicable law, Parent and Purchaser intend to de-list the ADSs from the New York Stock Exchange (“NYSE”), to terminate registration of the Ordinary Shares under Section 12(g)(4) of the Securities and Exchange Act of 1934 (the “Exchange Act”) and to suspend Sequans’ reporting obligations under Section 15(d) of the Exchange Act. The parties intend to consummate a series of transactions (the “Post-Offer Reorganization”), utilizing processes available under applicable law, intended to ensure that Parent will become, ultimately, the sole (indirect) owner of Sequans’ businesses and operations, and that in exchange therefor, each holder of Company Shares that did not tender its Company Shares in the Offer is offered or entitled to receive (subject to the completion of such transactions) statutory compensation under applicable law for their Company Shares, to the extent permissible, without interest and subject to any applicable taxes. However, Parent may elect, in its sole discretion, not to effect the Post-Offer Reorganization, to effect the Post-Offer Reorganization in part, take alternative action to effectuate a corporate reorganization in a different way, or not to effect any corporate reorganization (see “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations”).

In connection with transactions contemplated by the MoU, Sequans will hold an ordinary meeting and an extraordinary general meeting (the “Combined Meeting”) at which the shareholders of Sequans will vote on proposals to enact the Post-Offer Reorganization and related transactions discussed under the heading “The Post-Offer Reorganization” and other related matters (see “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations”).

On August 3, 2023, the Board of Directors of Sequans (the “Sequans Board”) approved Sequans entering into the MoU. On August 15, 2023, following completion of the consultation with the works council (Comité social et économique) of Sequans, the Sequans Board, with seven members in attendance, which included a majority of the directors who are not employees of Sequans, resolved that the proposed Offer is in the best interests of the Company, its employees and its shareholders, including the holders of ADSs, and fair to the Company’s shareholders and holders of ADSs, other than Parent and its affiliates (the “Unaffiliated Shareholders”), and recommended that the Company’s shareholders and holders of ADSs accept the Offer and tender their Ordinary

Shares and ADSs pursuant to the Offer. Two directors, Messrs. Sailesh Chittipeddi and Zvi Slonimsky, were not present for the meeting. Mr. Chittipeddi did not attend the meeting because of his affiliation with Parent and Purchaser. The Sequans Board announced its recommendation on August 16, 2023.

A description of the reasons for the Sequans Board’s approval of the transactions contemplated by the MoU, including the Offer, is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) to be prepared by Sequans and filed with the SEC and mailed to all Sequans shareholders (including ADS holders) in connection with the Offer. All shareholders (including ADS holders) should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the heading “Item 4. The Solicitation or Recommendation” of the Schedule 14D-9.

THIS OFFER TO PURCHASE AND THE ACCOMPANYING ORDINARY SHARE ACCEPTANCE FORM AND ADS LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. YOU SHOULD CAREFULLY READ THIS OFFER TO PURCHASE AND THE ORDINARY SHARE ACCEPTANCE FORM (IF YOU ARE A HOLDER OF ORDINARY SHARES) OR THE ADS LETTER OF TRANSMITTAL (IF YOU ARE A HOLDERS OF ADSs) IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

SPECIAL FACTORS

1.	Background

Background to the Transaction

Unless otherwise noted, all dates and times referenced in this “Background to the Transaction” refer to Eastern Daylight Time. All dollar amounts are in U.S. dollars.

The Board and management of Sequans have regularly reviewed Sequans’ performance, future growth prospects, business strategies, competitive positioning, opportunities and challenges as part of their evaluation of Sequans’ prospects for enhancing shareholder value. As part of this process, the Board and Sequans management have regularly reviewed Sequans’ direction and business objectives, including various strategic alternatives that might be available to Sequans, including pursuing potential strategic or financing transactions with third parties.

Periodically, Sequans has raised capital through private placements of ADSs from various investors to finance operations. Renesas and Sequans have been collaborating since October 2020 to deliver full-scale solutions that combine Renesas’ embedded processors and analog front-end products with Sequans’ wireless chipsets for massive IoT (“MIoT”) and broadband IoT applications. In January 2022, in connection with an expansion of their existing 4G/5G licensing agreements, Renesas acquired an approximately 5% equity stake in Sequans through a $9.3 million private placement of ADSs. In addition, in June 2022, Mr. Sailesh Chittipeddi, Executive Vice President, General Manager of Embedded Processing, Digital Power and Signal Chain Solutions Group at Renesas, was elected to Sequans’ Board at an ordinary and extraordinary general shareholders’ meeting of Sequans.

In the fourth quarter of 2022, Sequans management considered exploring a sale of Sequans’ MIoT business to focus the Company on its 5G broadband business and to enable Sequans to pay off existing indebtedness. In communications on December 28 and December 29, 2022, between Dr. Georges Karam, Chairman and Chief Executive Officer of Sequans, and Mr. Chittipeddi, Dr. Karam requested Mr. Chittipeddi’s opinion about the sale of the MIoT business as an asset deal. Mr. Chittipeddi proposed a discussion in January 2023 at the CES trade show about a sale of Sequans as a whole, and indicated that he would start working with his team at Renesas on a proposal for a potential acquisition of Sequans.

On January 6, 2023, Dr. Karam and Mr. Chittipeddi spoke by telephone because Mr. Chittipeddi had not been able to attend the CES trade show. Mr. Chittipeddi, acting on behalf of Renesas, confirmed Renesas’ interest in acquiring Sequans as a whole and that Renesas would be submitting a preliminary non-binding proposal to acquire the Company. Dr. Karam and Mr. Chittipeddi also discussed possible transaction timing and Sequans’ financing needs prior to the completion of a possible transaction.

On January 19, 2023, Dr. Karam sent an invitation to members of the Board to discuss strategic options for the Company. In response to this invitation, Mr. Chittipeddi asked Dr. Karam about the planned topic of the meeting. Dr. Karam responded that obtaining financing for the Company remained a challenge and therefore his preference was not to wait until the next regularly scheduled Board meeting in February to discuss strategic options and that the Board should move quickly to engage a financial advisor to begin exploring various options, which included selling the MIoT business alone or selling the entire Company, and that Needham & Company, LLC (“Needham & Company”) would be a candidate to provide financial advisory services. Mr. Chittipeddi also inquired regarding timing for Renesas’ proposal for a potential acquisition of Sequans and if a letter of intent at the end of the second quarter of 2023 with a definitive agreement in the third quarter or early in the fourth quarter of 2023 would be an acceptable timeline. Dr. Karam responded that it would be critical for Sequans to receive a letter of intent in the first quarter of 2023 for the Board’s consideration in light of the Company’s financing situation. Ultimately, the Board meeting planned for January 2023 was canceled and the discussion of strategic options for the Company deferred until the regular meeting scheduled for February 7, 2023.

On January 22, 2023, Dr. Karam and Mr. Chittipeddi communicated about a business proposal to assist the Company with obtaining financing while Renesas’ letter of intent was being prepared. On January 30, 2023, Mr. Chittipeddi updated Dr. Karam on the progress of the letter of intent and they discussed Dr. Karam’s proposal to expand Renesas’ 5G licensing agreement. On January 31, 2023, Mr. Chittipeddi confirmed to Dr. Karam that Sequans would be receiving a letter of intent from Renesas in March or sooner.

On February 7, 2023, at a regular meeting, the Board discussed strategic options for the Company, including the potential sale of the MIoT business, and verbal indications from Renesas that it would submit a preliminary non-binding proposal to acquire the entire company. After this discussion, the Board formed a special committee (comité ad hoc) (the “Strategic Committee”) comprised of the independent directors Messrs. Wes Cummins, Hubert de Pesquidoux, Yves Maitre and Richard Nottenburg, to monitor on behalf of the Board the exploration of strategic options available to the Company, and to report on the ongoing progress of such exploratory process to Dr. Karam, in his capacity as Chairman. In addition, the Board approved the engagement of Needham & Company as financial advisor to Sequans for a potential strategic transaction. The engagement of Needham & Company as financial advisor to Sequans in connection with a possible sale of the MIoT business was formalized in an engagement letter dated February 6, 2023. Needham & Company’s engagement as financial advisor was expanded by Sequans to cover a potential sale of the entire company by an amendment to the engagement letter dated February 17, 2023.

On February 8, 2023, representatives of Renesas requested Sequans’ draft fourth quarter financial results in order to prepare for Renesas’ internal review of Sequans, which financial data were subsequently provided pursuant to the Confidentiality Agreement described below.

On February 11, 2023, Mr. Chittipeddi informed Dr. Karam that Sequans would be receiving a letter of intent from Renesas by mid-March.

On February 14, 2023, Sequans issued a press release stating, among other things, that the Board had formed the Strategic Committee to explore strategic options.

On February 16, 2023, Needham & Company, as authorized by its engagement letter, began contacting potential interested parties about a potential strategic transaction with Sequans. From February 2023 through May 2023, Needham & Company contacted 13 strategic parties and Sequans management contacted an additional 5 strategic parties (excluding Renesas), initially regarding a potential acquisition of the MIoT business and subsequently, following receipt on March 24, 2023, of the non-binding indication of interest from Renesas, regarding a potential acquisition of Sequans. These 18 parties were chosen because they were considered the parties most likely to be interested in a strategic transaction with Sequans, given, among other things, their pre-existing commercial relationships with Sequans and/or the likelihood of interest in acquiring the MIoT business or the entirety of the company as a result of the perceived strategic fit. Except with respect to one of the potential interested parties, which did not respond to Needham & Company’s outreach, and other than as described below, only preliminary discussions were conducted by Needham & Company or Sequans management with the contacted parties. No acquisition proposals or expressions of interest in acquiring the MIoT business or Sequans in its entirety were received from any of the 18 parties.

Of the potential interested parties contacted, only six expressed interest in evaluating a potential strategic transaction and signed non-disclosure agreements with Sequans (each, “Party A,” “Party B,” “Party C,” “Party D,” “Party E” and “Party F”). Each of these non-disclosure agreements included customary standstill provisions, and the standstill provisions with Party A, Party D and Party F also permitted the prospective bidder to make confidential, non-public offers or proposals for an acquisition transaction to the Board. The standstill provisions with Party D and Party F also included customary fall-away provisions, and only Party F’s did not include a “don’t ask, don’t waive” provision. Following their respective entry into the non-disclosure agreements, Sequans management held preliminary discussions with each of these parties or their advisors, which included due diligence investigations and discussions directly with the Sequans senior executives, and each of these parties were granted access to a virtual data room for their evaluation of a potential strategic transaction with Sequans.

On February 24, 2023, Mr. Sho Ozaki, Senior Director of Mergers & Acquisitions of Renesas, contacted Dr. Karam to set up a meeting for a deeper discussion on a strategic collaboration and other options.

On March 3, 2023, Mr. Ozaki and other Renesas executives held discussions with representatives of Sequans management regarding various business and operational subjects and Sequans agreed to share a virtual data room for Renesas’ further due diligence. On March 7, 2023, Renesas entered into a non-disclosure agreement (referred to in this Schedule 14D-9 as the “Confidentiality Agreement”) with Sequans with respect to the potential transaction, which agreement included a standstill with customary fall-away provisions and no “don’t ask, don’t waive” provision, and which also permitted Renesas to make confidential, non-public proposals for an acquisition transaction to the Board.

From March 3 to July 28, 2023, Renesas requested information on Sequans’ products and business as part of Renesas’ due diligence review of Sequans, and on March 7, 2023, Dr. Karam sent 5G business model information to a representative of Renesas. On March 8, 2023, Sequans received the first diligence request list from Renesas.

On March 15, 2023, Mr. Chittipeddi indicated to Dr. Karam and Ms. Deborah Choate, Chief Financial Officer of Sequans, that he intended to recuse himself from all Board discussions regarding a potential sale of the Company because of the potential conflict of interest.

On March 23, 2023, at a regular meeting of the Board, and after Mr. Chittipeddi had left the meeting, the Board was informed that Sequans had engaged Needham & Company as financial advisor for a potential strategic transaction and provided an update on the process with Needham & Company to explore various strategic options for the Company.

On March 24, 2023, Sequans received a non-binding indication of interest from Renesas stating, among other things, that Renesas was prepared to enter into strategic discussions with Sequans to explore a potential acquisition of Sequans by Renesas (the “NBO”). In the NBO, Renesas did not include specific proposed price terms, but stated it was prepared to enter into a strategic discussion with Sequans to explore a potential acquisition, which Renesas expected would be valued at a premium to Sequans’ closing share price. The Strategic Committee was informed of the receipt of the NBO on the same day the NBO was received.

In addition, on March 24, 2023, a representative from Renesas’ legal department sent a request to Sequans that Board materials regarding a potential sale of the Company should not be sent to Mr. Chittipeddi. On March 27, 2023, Mr. Chittipeddi sent a letter to Sequans confirming his previous understanding with Dr. Karam and Ms. Choate and agreement that he would refrain from attending Board meetings and deliberations regarding a potential sale of the Company and receiving related information and materials, given his position at Renesas.

On March 29, 2023, representatives of Renesas, including Mr. Ozaki, discussed the NBO with Dr. Karam, in addition to the timing of the transaction and further due diligence to be conducted by Renesas.

On March 30, 2023, Dr. Karam informed Mr. Ozaki that the Company had decided to raise $10 million to $20 million to provide funds to the Company while the potential transaction with Renesas was still pending and asked whether Renesas wished to participate in the financing. On April 4, 2023, Mr. Ozaki informed Dr. Karam that Renesas would not be participating in the financing and followed up on due diligence discussions.

On March 31, 2023, Sequans issued a press release stating, among other things, that since Sequans issued its February 14, 2023, press release announcing the formation of the Strategic Committee and its purpose, Sequans had “received interest from multiple parties, including a non-binding indication of interest requesting further due diligence. [Sequans] has engaged an investment bank to assist in evaluating and pursuing certain strategic alternatives.”

On April 6, 2023, Mr. Ozaki and other representatives of Renesas, Dr. Karam and Ms. Choate discussed a potential deal structure for the proposed acquisition.

On April 10, 2023, a representative from Party A informed Needham & Company that Party A was not interested in pursuing a potential strategic transaction with Sequans.

On April 12, 2023, Sequans closed a $20 million private placement of ADSs.

On April 21, 2023, a representative from Party B informed Needham & Company that Party B was not interested in pursuing a potential strategic transaction with Sequans.

On April 24, 2023, at a regular meeting of the Board, which Mr. Chittipeddi did not attend, the Board was updated on the status of the potential transaction with Renesas. Representatives of Orrick, Herrington & Sutcliffe LLP (“Orrick”), Sequans’ counsel, also attended. The Board was also provided an update on the progress of the Strategic Committee’s evaluation of the potential transaction and the status of discussions with other potential interested parties.

On April 28, 2023, Mr. Ozaki provided an update to Dr. Karam regarding Renesas’ evaluation process and informed him that Renesas should be able to provide an updated proposal that included a valuation to Sequans in mid-May.

In a press release issued on May 3, 2023, relating to its financial results for the first quarter of fiscal 2023, Dr. Karam stated that the $20 million private placement that closed in April 2023 had strengthened Sequans’ position in its ongoing discussions engaged by the Strategic Committee and that Sequans remained committed to delivering value to its shareholders.

On May 12, 2023, Dr. Karam informed Mr. Ozaki that Sequans would not be sharing customer and supplier contracts requested by Renesas until Sequans received an offer acceptable to the Board.

On May 18, 2023, Mr. Ozaki updated Dr. Karam on the progress of Renesas’ evaluation and confirmed that Renesas would be providing an updated proposal later in the month after additional internal discussions. Subsequently, on May 30, 2023, Mr. Ozaki indicated to Dr. Karam that Renesas was very close to finalizing its proposal and planned to soon send it to Sequans.

On June 2, 2023, a representative of Renesas requested a meeting with Dr. Karam to share Renesas’ proposal. Just before the scheduled meeting on June 5, 2023, Mr. Ozaki sent Dr. Karam a non-binding letter of intent dated June 2, 2023 (the “June 2 LOI”), offering an all-cash acquisition by Renesas of all of the outstanding share capital of Sequans through a tender offer at a price of $2.65 per ADS. Dr. Karam and the representative of Renesas then discussed the proposal, during which meeting Dr. Karam expressed his disappointment with the price per ADS that Renesas was offering and stated that he would discuss the offer with the Strategic Committee.

On June 7, 2023, the Strategic Committee met to discuss the offer in the June 2 LOI. Representatives of Needham & Company, together with members of Sequans management, were present at the meeting. Representatives of Needham & Company reviewed with the Strategic Committee the status of discussions with other potential interested parties, including that Party C and Party D had expanded their evaluation from a possible MIoT acquisition to an acquisition of the entire company, and the possibility of contacting additional potential interested parties about a strategic transaction. Representatives of Needham & Company also discussed with the Strategic Committee Renesas’ offer in the light of the process with the other potential interested parties. Following this review and discussion, the Strategic Committee determined that Renesas’ offer was inadequate and that Dr. Karam should respond to Renesas confirming that Sequans had reviewed the offer and that Needham & Company would convey the Company’s feedback.

On June 7, 2023, subsequent to the Strategic Committee meeting, Dr. Karam informed Mr. Ozaki that the Strategic Committee had reviewed Renesas’ offer and that Needham & Company would convey the Company’s feedback on the offer. On June 8, 2023, representatives of Needham & Company contacted representatives of Renesas, including Mr. Ozaki, and relayed Sequans’ rejection of the offer.

On June 18, 2023, Mr. Ozaki informed Dr. Karam that Renesas would be presenting an updated offer, and later that day Sequans received another letter of intent from Renesas (the “June 18 LOI”) with an increased acquisition price of $3.00 per ADS. The June 18 LOI also proposed a 45-day exclusivity period, which would be automatically extended for 14 additional days if at the end of the 45-day period, the parties were continuing to pursue the execution of a definitive agreement in good faith. After consulting with the Strategic Committee on June 20, 2023, representatives of Needham & Company contacted representatives of BofA Securities, Inc. (“BofA Securities”), Renesas’ financial advisor, to inform them that Renesas needed to further increase its offer price.

On June 21, 2023, a representative from Party C informed Needham & Company that Party C was not interested in pursuing a potential strategic transaction with Sequans.

On June 22, 2023, a representative from Party D informed Needham & Company that Party D was not interested in pursuing a potential strategic transaction with Sequans.

Also on June 22, 2023, Mr. Chittipeddi informed Dr. Karam that Renesas was “pencils down” but was still open to having Dr. Karam visit Renesas in Japan in late July to meet with senior executives of Renesas. Dr. Karam contacted Mr. Chittipeddi later that same day to discuss Renesas’ latest offer and the reasons the price needed to be higher in Sequans’ view. Mr. Chittipeddi explained that Sequans’ outstanding debt needed to be considered as well as Sequans’ enterprise value and indicated that Renesas would review its offer.

On June 27, 2023, Mr. Ozaki sent Dr. Karam an updated non-binding indication of interest dated June 26, 2023 (the “June 26 LOI”), reflecting an increased offer price of $3.03 per ADS, which proposal also included a proposed exclusivity period with the same terms as proposed in the June 18 LOI.

On June 27, 2023, the Strategic Committee met, with members of Sequans management present, to discuss the June 26 LOI. The Strategic Committee was informed that occasional discussions around a possible strategic transaction with Party E and Party F continued, but that neither party had yet indicated a willingness to submit a proposal for either the MIoT business or the company. The Strategic Committee concluded that, after considering many factors relating to Renesas’ offer and the status and nature of discussions with other potential interested parties in a strategic transaction, Sequans should: (i) prepare to proceed with negotiating the terms of a transaction with Renesas on the basis of the June 26 LOI; and (ii) request Needham & Company to inform all parties still evaluating a possible strategic transaction that Sequans may soon enter into an exclusivity agreement. On June 28, 2023, with the authority of the Strategic Committee, representatives of Needham & Company communicated to representatives of BofA Securities Sequans’ willingness to negotiate a transaction based on the terms of the June 26 LOI.

On July 3, 2023, the Board held a meeting (which Mr. Chittipeddi did not attend) with members of Sequans management present to discuss the offer from Renesas in the June 26 LOI and the Strategic Committee’s determination to proceed with negotiating the terms of a transaction on the basis of that offer. The Board was also informed that Renesas had requested a period of exclusivity pursuant to an exclusivity agreement negotiated between representatives of Orrick and Goodwin on behalf of their respective clients, which, after discussion, the Board approved.

Also on July 3, 2023, representatives from Needham & Company contacted Party E as a follow-up to a due diligence call previously held with Sequans management on June 29, 2023, and subsequently, on July 13, 2023, a representative from Party E informed Needham & Company that Party E was not interested in pursuing a potential strategic transaction with Sequans.

On July 5, 2023, following a due diligence call with Sequans management held on the same day, a representative from Party F informed Needham & Company that Party F was not interested in pursuing a potential strategic transaction with Sequans.

On July 6, 2023, Renesas and Sequans entered into an exclusivity agreement with an exclusivity period that would end on the earliest to occur of (i) the date of execution of a definitive agreement for the proposed transaction and (ii) 11:59 p.m. (New York time) on August 3, 2023, with the ability to extend the exclusivity period as the parties may agree. The exclusivity agreement included customary termination provisions.

On July 7, 2023, Dr. Karam communicated with Mr. Chittipeddi regarding expediting delivery of an initial draft of the Memorandum of Understanding in order to meet the parties’ desired timing for the transaction, but did not otherwise discuss the terms of the transaction. Dr. Karam and Mr. Chittipeddi also discussed plans for a meeting in Japan during which Dr. Karam could meet with senior executives of Renesas.

On July 11, 2023, a representative of Goodwin Procter LLP (“Goodwin”), Renesas’ counsel, contacted a representative of Orrick stating that Renesas would like to begin discussions with Dr. Karam around his post-closing compensation and arrangement to continue serving as managing director, and requested confirmation that Renesas had permission to do so. The representative of Orrick, acting on behalf of Sequans, so confirmed. Renesas did not have any discussions with Dr. Karam or other members of Sequans management regarding post-closing compensation and managing director arrangements prior to this time.

On July 13, 2023, representatives of Goodwin delivered an initial draft of the Memorandum of Understanding to representatives of Orrick, which draft contemplated a series of transactions intended to enable Renesas to acquire 100% of the share capital of Sequans. In the first step of the transaction, Renesas would commence the Offer for all of the Company Shares, including Company Shares represented by ADSs. As provided in the June 26 LOI, this initial draft Memorandum of Understanding set forth a minimum tender closing condition of 90%, which minimum condition could be reduced to 66.7% at Renesas’ election. The draft also set forth a series of transactions to be implemented following the closing of the tender offer (referred to in this Schedule 14D-9 as the “Post-Offer Reorganization”), involving, among other things, the merger of Sequans into a newly incorporated German-law-governed company wholly owned by a holding company domiciled in Germany, which merger would be preceded by a carve-out of all assets and liabilities of Sequans into a new wholly owned subsidiary to be incorporated in France, thereby enabling Sequans to continue to conduct its business in its current jurisdiction.

On July 14, 2023, Dr. Karam and a representative of Renesas’ human resources group discussed various human resources and integration and retention matters relating to Sequans employees, but did not enter into discussions about Dr. Karam’s post-closing managing director arrangements.

On July 19, 2023, representatives of Goodwin delivered an initial draft of a form of Tender and Support Agreement to representatives of Orrick, which draft contemplated, among other things, that certain holders of Company Shares would agree to tender their Company Shares into the Offer and vote their Company Shares in favor of the Post-Offer Reorganization at a general meeting of Sequans shareholders, which approval would be one of the conditions to the closing of the Offer. Subsequently, representatives of Orrick and Goodwin exchanged additional drafts and held discussions concerning the form of Tender and Support Agreement in parallel with the negotiation of the Memorandum of Understanding.

On July 20, 2023, representatives of Orrick sent a revised draft of the Memorandum of Understanding to representatives of Goodwin. The terms of such draft included, among other things, an objection to the prohibitions on Sequans’ ability to raise financing prior to the closing of the Offer and payment by Renesas to Sequans of a termination fee in the event that the Memorandum of Understanding is terminated by either party due to failure to obtain any required regulatory approvals.

On July 22, 2023, representatives of Orrick and Goodwin discussed a timetable for signing the Memorandum of Understanding and commencement of certain regulatory processes and receipt of certain regulatory approvals in connection with the Offer and the Post-Offer Reorganization, including mandatory consultation with Sequans’ works council (Comité social et économique) (the “Works Council”), approval by the French Ministry of Economy and Finance (Ministère chargé de l’Économie et des Finances) (“MINEFI”), clearance under the United Kingdom’s National Security and Investment Act 2021 (“NS&I Act”) and clearance by the U.S. Committee on Foreign Investment in the United States (“CFIUS”) under the U.S. Defense Production Act of 1950. During this discussion, representatives of Goodwin informed representatives of Orrick that Renesas would require as a condition to the closing of the Offer that Renesas receive confirmation from Japanese tax authorities that the Post-Offer Reorganization would not trigger taxable gain to Renesas.

During July 22 and July 23, 2023, Dr. Karam and Mr. Ozaki had communications in which Dr. Karam objected to the newly proposed tax-related closing condition, expressing his view that the risk to Renesas of not completing the Post-Offer Reorganization was low while the new closing condition would pose great financial risk to Sequans. Mr. Ozaki responded that the closing condition was essential for Renesas. Dr. Karam also expressed the same objection in parallel communications with Mr. Chittipeddi.

On July 22, 2023, representatives of Orrick and Goodwin discussed Renesas’ newly proposed tax-related closing condition and certain other topics related to the draft Memorandum of Understanding provided by representatives of Orrick on July 20, 2023. The representatives of Goodwin advised that Renesas was unwilling to proceed with the transaction unless (a) Renesas has a path to gaining 100% ownership of Sequans, (b) Renesas received assurance from the Japanese tax authority that Renesas will not be obligated to pay certain taxes as a result of the Post-Offer Reorganization, and (c) the Memorandum of Understanding included a closing condition allowing Renesas to refuse to close if it does not receive such assurance. The representatives of Orrick advised that if Sequans was willing to go forward on the basis proposed by Renesas, Sequans would require (i) a certain path to obtaining financing between signing and the closing of the Offer and (ii) a meaningful termination fee/expense reimbursement construct in order to enable Sequans the financial ability to move forward should Renesas ultimately invoke such a closing condition and terminate the Memorandum of Understanding.

On July 24, 2023, representatives of Goodwin delivered a revised draft of the Memorandum of Understanding to representatives of Orrick. The draft, among other things, rejected payment by Renesas to Sequans of a termination fee in the event that the Memorandum of Understanding is terminated by either party due to failure to obtain any require regulatory approvals, including the tax-related closing condition proposed by Renesas, and did not include any provisions allowing Sequans the ability to raise financing prior to the closing of the Offer.

On July 25, 2023, the Board held a meeting (which Mr. Chittipeddi did not attend), with members of Sequans management and representatives of Needham & Company and Orrick present, to discuss the status of negotiations with Renesas and key issues. Representatives of Orrick made a presentation concerning the closing conditions and termination fee triggers as well as the regulatory approval processes, and a timeline for obtaining the regulatory approvals and completing transaction steps. Representatives of Needham & Company discussed with the Board key issues and negotiating strategies. The Board directed Sequans management and representatives of Needham & Company and Orrick to continue discussions with representatives of Renesas and instructing the representatives that Sequans requires proposals from Renesas as to how Sequans can obtain financing before the closing of the tender offer and a termination fee payable by Renesas if the closing does not occur either because of the failure to obtain regulatory approvals or Renesas’ failure to receive the favorable tax ruling it seeks.

On July 25, 2023, subsequent to the Board meeting, representatives of Orrick and Goodwin discussed the outcome of the Board meeting. The representatives of Orrick informed the representatives of Goodwin that the Board would like financing and termination fee proposals from Renesas before proceeding with further discussion of open points on the Memorandum of Understanding. The representatives of Goodwin instead urged Sequans to make any such proposals.

On July 25, 2023, subsequent to the Board meeting, Dr. Karam informed Mr. Chittipeddi, among things, that (a) Sequans could accept most of the terms of the most recent Memorandum of Understanding provided by Renesas’ counsel; and (b) two major points – financing for Sequans and a termination fee payable by Renesas – must be resolved. Regarding the financing, Dr. Karam stated that Renesas should allow Sequans to go to market to obtain a bridge loan of up to $15,000,000 or else Renesas should provide such debt financing. Regarding the termination fee, Dr. Karam stated that Sequans requires a termination fee equal to 5% of the transaction equity value if the Memorandum of Understanding is terminated due to failure of the tax closing condition or due to the failure to obtain regulatory approvals.

On July 26, 2023, Mr. Ozaki advised Dr. Karam that Renesas is (a) open-minded about financing solutions for Sequans, but Renesas expects Sequans to make a specific proposal regarding such financing and (b) unwilling to take tax risk due to the Post-Offer Reorganization, but would be willing to delay the signing of the Memorandum of Understanding in order to first obtain feedback from the Japanese tax authorities. Dr. Karam responded by emphasizing (i) the importance of the up to $15,000,000 of debt financing required through the end of 2023 and (ii) the risk of termination by Renesas because of an unfavorable tax treatment from Japanese tax authorities, and the importance of a reverse termination fee to protect Sequans in such an event. Mr. Ozaki also provided discussion materials regarding Dr. Karam’s post-closing managing director arrangements, including a proposal for an equity rollover of Dr. Karam’s unvested shares with a performance-based mechanism. Dr. Karam responded that, although his current managing director agreement provides for full acceleration of his unvested shares in the event of termination following a change of control, he would consider a limited equity rollover of approximately $1.0 million in value. Mr. Ozaki acknowledged Dr. Karam’s concerns with respect to all of the aforementioned subjects and suggested that they discuss the matters further during Dr. Karam’s upcoming meetings to be held in Japan.

On July 26, 2023, representatives of Needham & Company and BofA Securities discussed Sequans’ financing needs, with the representatives of Needham & Company emphasizing that Sequans expects to need up to $15,000,000 of debt financing through the end of 2023. The representatives also discussed the agenda for meetings to be held in Japan between Dr. Karam and representatives of Renesas over the next two days.

During July 27 to 28, 2023, Japan Standard Time, Dr. Karam held in-person introductory meetings with several of Renesas’ senior executives, including with Mr. Hidetoshi Shibata, President and Chief Executive Officer of Renesas, and Mr. Shuhei Shinkai, Senior Vice President and Chief Financial Officer of Renesas. Dr. Karam also met with Mr. Ozaki to discuss material open issues, including Sequans’ financing, Renesas’ requirement for a tax-related closing condition and Sequans’ requirement that Renesas pay a termination fee to Sequans in certain circumstances. Dr. Karam and Mr. Ozaki agreed, among other things, that (a) Sequans would be allowed to raise up to $15,000,000 of debt financing prior to the end of 2023 under certain circumstances to be negotiated; (b) in the weeks following execution of the Memorandum of Understanding, Renesas would consider purchase orders or some other post-closing initiatives; (c) the Memorandum of Understanding would include a tax-related closing condition as proposed by Renesas; (d) Renesas would not be obligated to pay a termination fee under any circumstances; and (e) either party would be allowed to terminate the Memorandum of Understanding if Renesas was informed by the Japanese tax authority that the Post-Offer Reorganization would trigger taxable gain for Renesas. Dr. Karam and Mr. Ozaki also discussed Dr. Karam’s post-closing managing director arrangements and treatment of his unvested shares in Sequans, but no agreements were then reached on these topics.

On July 28, 2023, Dr. Karam communicated with representatives of Renesas with respect to Dr. Karam’s post-closing managing director arrangements and questions relating to the treatment of his restricted stock units. The parties determined that they should schedule a call with Mr. Chittipeddi to discuss the terms of Dr. Karam’s post-closing managing director arrangements.

On July 29, 2023, representatives of Orrick delivered a revised draft of the Memorandum of Understanding to representatives of Goodwin.

On July 31, 2023, Dr. Karam and representatives of Renesas, including Mr. Ozaki and Mr. Chittipeddi, discussed the terms of Dr. Karam’s post-closing managing director arrangements. They agreed to accelerate the vesting on Dr. Karam’s unvested shares pursuant to the terms of his current managing director agreement, but with $1.5 million of the accelerated shares exchanged for Renesas common stock that will vest one year after the closing of the acquisition and paid on a performance basis. Also, Renesas offered an extra $1.0 million of Renesas shares to be granted based on performance-based achievements with vesting over a three-year period. Dr. Karam also inquired about the severance arrangements under his managing director agreement in the event of a change of control, which remained an open point. Following the call, Dr. Karam sent the representatives of Renesas a summary of his understanding about Renesas’ offer and confirmed his agreement to the proposal regarding the treatment of his unvested shares provided that Renesas would agree to the severance payment pursuant to his managing director agreement. Mr. Ozaki confirmed the agreed treatment of the unvested shares, but that Renesas would not agree to the severance payment. The parties agreed to finalize the discussion through Dr. Karam’s legal counsel, Scotto Partners.

On July 31, 2023, representatives of Orrick and Goodwin discussed the recent draft of the Memorandum of Understanding provided by the representatives of Orrick on July 29, 2023. The representatives discussed, among other things, (a) the length of time in which the tax-related closing condition in favor of Renesas would be in effect and rights to terminate the Memorandum of Understanding if the closing condition is not satisfied by a certain date; (b) covenants of Renesas proposed by Sequans relating to the tax ruling sought by Renesas; (c) terms under which Sequans may obtain third-party financing prior to the closing of the Offer (during which discussion representatives of Goodwin stated that Renesas was not willing to extend financing to Sequans or approve financing the allowed a creditor to take a security interest in Sequans’ assets); (d) the size of and triggers for certain termination fees payable by Sequans if the Memorandum of Understanding is terminated under certain circumstances; and (e) reimbursement of expenses incurred by Sequans in connection with work performed prior to the closing of the Offer related to the Post-Offer Reorganization. Thereafter and through the evening of August 3, 2023, the draft Memorandum of Understanding continued to be reviewed and negotiated by the parties’ management, legal and financial advisors, both through calls and exchanges of continually revised drafts of the Memorandum of Understanding, with a particular focus on resolving the points discussed by the representatives of Goodwin and Orrick on July 31, 2023. In parallel, representatives of Renesas and Dr. Karam negotiated and agreed upon the terms of his continued engagement as managing director following the closing of the Offer.

On August 1, 2023, Dr. Karam communicated with Mr. Chittipeddi about the terms of his managing director arrangement related to the severance payment, proposing to reduce the exchanged portion of the unvested shares from $1.5 million to $1.0 million if Renesas would not agree to the severance payment.

On August 3, 2023, the Board convened a meeting (which Mr. Chittipeddi did not attend) to discuss the approval of the proposed transaction and the Memorandum of Understanding with Renesas. Members of Sequans management and representatives of Orrick and Needham & Company were present. Representative of Orrick reviewed with the Board the key terms of the draft Memorandum of Understanding. The representatives of Orrick made clear to the Board that the Board would be asked to approve the execution of the Memorandum of Understanding, but would not and could not, under applicable law, recommend the execution of the Memorandum of Understanding and the transactions contemplated thereby, including the Offer and the Post-Offer Reorganization, to the shareholders of Sequans until the completion of the Works Council consultation, which could take a minimum of 30 days. The Board was advised of the intended compliance with the Works Council consultation process and that under the terms of the draft Memorandum of Understanding, a determination with respect to a recommendation of the Board to the shareholders of Sequans would be required to be made within five business days of the conclusion of the Works Council consultation period. The Board was also advised of the ability to terminate the Memorandum of Understanding and the circumstances pursuant to which Sequans may be obligated to reimburse Renesas’ expenses or pay Renesas a termination fee. Representatives of Needham & Company reviewed and discussed with the Board its financial analyses of the $3.03 per ADS cash consideration to be received pursuant to the Offer pursuant to, and in accordance with, the terms of the Memorandum of Understanding by the holders of Sequans ADSs, based on financial projections prepared by Sequans management that were also provided to the Board, and which are summarized in the section below captioned “—Certain Financial Projections,” and then rendered the oral opinion of Needham & Company, which was subsequently confirmed in writing, to the Board that, as of August 3, 2023, and based upon and subject to assumptions and other matters described in Needham & Company’s written opinion, the consideration of $3.03 per ADS in cash to be received by the holders of ADSs (other than Renesas or any of its affiliates), in their capacity as holders of ADSs, pursuant to the Offer pursuant to, and in accordance with, the terms of the Memorandum of Understanding, was fair, from a financial point of view, to such holders. The full text of Needham & Company’s written opinion, dated August 3, 2023, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on and scope of the review undertaken by Needham & Company in rendering their opinion, is attached as Annex A to this Schedule 14D-9. Following further discussion, the Board resolved to approve the final draft of the Memorandum of Understanding.

On August 4, 2023, the Memorandum of Understanding and related Tender and Support Agreements were executed by the relevant parties, and later on August 7, 2023, the transaction was publicly announced by joint press release. Also on August 4, 2023, Dr. Karam and his representatives and representatives of Renesas came to an understanding regarding Dr. Karam’s future engagement as a managing director with Renesas, including title, role, treatment of unvested shares and severance, and intended to formalize such understanding with a managing director agreement to be negotiated following signing of the Memorandum of Understanding.

On August 7, 2023, Sequans commenced the Works Council consultation. Pursuant to applicable law, the Works Council was entitled to 60 days to consider the proposed transaction and issue opinions. During a meeting between Sequans and the Works Council on August 7, 2023, the Works Council confirmed that it would not request the assistance of an expert and requested representatives of Renesas to attend a second meeting. Representatives of Renesas attended the second meeting between Sequans and the Works Council held on August 10, 2023, and at the end of this meeting, the Works Council delivered its unanimous favorable opinion on the Offer and the Post-Offer Reorganization.

On August 15, 2023, the Board held a meeting (which Mr. Chittipeddi did not attend), with members of Sequans management present, to review the opinion of the Works Council and to determine whether to proceed with the transactions as contemplated by the Memorandum of Understanding and issue its recommendation pursuant to the terms of the Memorandum of Understanding. Following further discussion, including of the factors summarized in “—Reasons for the Offer and the Other Transactions Contemplated by the Memorandum of Understanding,” the members of the Board in attendance, which included a majority of the directors who are not employees of the Company, unanimously resolved that the proposed Offer is in the best interests of the Company, its employees and its shareholders, including the holders of ADSs, and fair to the Company’s shareholders and holders of ADSs, other than Parent, Purchaser and their affiliates, and recommended that the Company’s shareholders and holders of ADSs accept the Offer and tender their Ordinary Shares and ADSs pursuant to the Offer.

On August 16, 2023, Sequans issued a press release announcing, among other matters, that the Board had determined that Renesas’ proposed offer is in the best interests of Sequans, its employees, and its shareholders, and recommended that its shareholders and holders of ADSs accept the Offer and tender their Ordinary Shares and ADSs pursuant to the Offer.

On September 2, 2023, Sequans granted an extension on Renesas’ obligation under the Memorandum of Understanding to commence the Offer to no later than September 7, 2023.

Also on September 2, 2023, Sequans and Renesas amended the Memorandum of Understanding to correct certain scrivener’s errors in the Company’s representation regarding its capitalization and in certain of the procedures for the Post-Offer Reorganization.

On September 7, 2023, Sequans granted a further extension on Renesas’ obligation under the Memorandum of Understanding to commence the Offer to no later than September 11, 2023.

2.	Purpose of and Reasons for the Offer; Plans for Sequans

Purpose of the Offer

The purpose of the Offer is to acquire control of, and the entire equity interest in, Sequans. All Ordinary Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Post-Offer Reorganization. If the Offer is successful, Purchaser intends to consummate the Post-Offer Reorganization as promptly as practicable after the closing of the Offer (the “Closing”).

If you tender your Company Shares in the Offer, you will cease to have any equity interest in Sequans or any right to participate in its earnings and future growth after the Closing. If you do not tender your Company Shares, but the Post-Offer Reorganization is consummated, you also will no longer have an equity interest in Sequans. Similarly, after tendering your Company Shares in the Offer, you will not bear the risk of any decrease in the value of Sequans.

Going Private Transaction

The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the MoU or another business combination following the purchase of Ordinary Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Ordinary Shares not held by it. Because Parent may be deemed an affiliate of Sequans, the transactions contemplated by the MoU may constitute a “going private transaction” under Rule 13e-3 under the Exchange Act (see “Special Factors—Appraisal Rights; Rule 13e-3”).

Plans for the Company

Except as otherwise provided herein, it is expected that, initially following the consummation of the Offer, Sequans’ business and operations will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Based on available information, Parent is conducting a detailed review of Sequans and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies, management and personnel, obligations to report under Section 15(d) of the Exchange Act and the delisting of its securities from a registered national securities exchange, and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. Parent will continue to evaluate the business and operations of Sequans during the pendency of the Offer and after the consummation of the Offer and will take such actions as Parent deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Sequans’ business, operations, capitalization and management with a view to optimizing development of Sequans’ potential. Possible changes could include changes in Sequans’ business, corporate structure, organizational documents, capitalization, board of directors, management, business development opportunities, indebtedness or dividend policy, and although, except as disclosed in this Offer to Purchase, Parent has no current plans with respect to any of such matters, Parent and Purchaser expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

It is expected that following the consummation of the Offer, to the extent legally permitted by applicable law, Parent and Purchaser intend to de-list the ADSs from the NYSE, to terminate the registration of the Company Shares under Section 12(g)(4) of the Exchange Act and to suspend Sequans’ reporting obligations under Section 15(d) of the Exchange Act.

Post Transaction Executive Officer Arrangements

Parent and Dr. Karam are expected to enter into a managing director agreement, pursuant to which, in connection with the closing of the Offer, Dr. Karam would continue to serve as the managing director (directeur general) of the Company or an affiliate thereof. Pursuant to such managing director agreement, it is expected that all of Dr. Karam’s restricted shares would accelerate upon the consummation of the transactions contemplated by this Offer, except that Dr. Karam would forfeit a number of restricted shares with a value equal to $1 million; Dr. Karam would waive his right to severance under Section 7 of his managing director agreement (discussed below under “Interests of Certain Sequans Directors and Executive Officers in the Offer—Managing Director Agreement with Georges Karam—Severance arrangements”); and Dr. Karam would have the title of Corporate Vice President, would receive an annual fixed compensation of €400,000, would be eligible to receive cash variable compensation with a target value equal to 100% of his fixed compensation (prorated for any incomplete year), would receive $1.3 million worth of Parent performance-based vesting restricted stock units and an additional $1.0 million worth of Parent dual time- and performance-based vesting restricted stock units, and would receive three months’ notice in the event of dismissal. In certain termination circumstances, Dr. Karam would also receive severance entitlement substantially comparable with his existing managing director agreement (provided that the closing of the Offer would not trigger severance), and would be subject to an 18 month non-compete obligation (in addition to his three year closing-related non-compete obligation), provided that he will be eligible to receive fifty percent (50%) of his fixed compensation as continued compensation during such 18 month period (reduced by any severance payments). Dr. Karam would also receive standard Directors & Officers insurance coverage.

Except as described above, as of the date hereof, none of our executive officers has entered into any agreements with Parent, Purchaser or any of their affiliates regarding the potential terms of their individual employment arrangements following the consummation of the Offer and the Post-Offer Reorganization, or the right to purchase or participate in the equity of the Parent or one or more of its affiliates. Prior to or following the consummation of the Offer, certain of our executive officers may have discussions and may enter into agreements with Parent, Purchaser, their subsidiaries or their respective affiliates regarding employment with, or the right to purchase or participate in the equity of, Parent, Purchaser or one or more of their affiliates.

3.	The Recommendation by the Board of Directors of Sequans

On August 3, 2023, the Board of Directors of Sequans (the “Sequans Board”) approved Sequans entering into the MoU. On August 15, 2023, following completion of the consultation with the works council (Comité social et économique) of Sequans, the Sequans Board, with seven members in attendance, which included a majority of the directors who are not employees of Sequans, after considering various factors as described in “Item 4. The Solicitation or Recommendation—Reasons” of the Schedule 14D-9, resolved that the proposed Offer is in the best interests of the Company, its employees and its shareholders, including the holders of ADSs, and fair to the Unaffiliated Shareholders, and recommended that the Company’s shareholders and holders of ADSs accept the Offer and tender their Ordinary Shares and ADSs pursuant to the Offer. Two directors, Messrs. Sailesh Chittipeddi and Zvi Slonimsky, were not present for the meeting. Mr. Chittipeddi did not attend the meeting because of his affiliation with Parent and Purchaser. The Sequans Board announced its recommendation on August 16, 2023. A description of the reasons for the Sequans Board’s approval of the transactions contemplated by the MoU, including the Offer, is set forth in “Item 4. The Solicitation or Recommendation—Reasons” of the Schedule 14D-9. All shareholders (including ADS holders) should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the heading “Item 4. The Solicitation or Recommendation” of the Schedule 14D-9.

4.	Position of Parent and Purchaser Regarding Fairness of the Offer

The rules of the SEC governing “going private” transactions, including Rule 13e-3 of the Exchange Act, require Parent and Purchaser (together, the “Purchaser Parties”) to express their belief as to the fairness of the Offer to the Unaffiliated Shareholders. The Purchaser Parties reasonably believe that the Offer Price to be received by the Unaffiliated Shareholders is fair to such Unaffiliated Shareholders. The Purchaser Parties base their belief on, among other things, the following factors, each of which, in their judgment, supports their views as to the fairness of the Offer:

•

The Offer Price of U.S. $3.03 per ADS and U.S. $0.7575 per Ordinary Share offered by Parent, represents a premium of 42.3% over the closing price on August 4, 2023, a 7.7% premium to the volume weighted average price over the last twelve months and a 32.6% premium to the volume weighted average price over the last six months.

•	The Offer Price represents an opportunity for the holders of ADSs and shareholders to benefit from full and immediate liquidity.

•	The Offer is not subject to any financing condition and Parent has the financial ability and willingness to consummate the Offer.

•	The Offer Price will be paid in cash. Therefore, holders of Company Shares will receive a certain value in the Offer.

•	The Sequans Board made its recommendation to the Unaffiliated Shareholders as described in “Item 4. The Solicitation or Recommendation” of the Schedule 14D-9 filed by the Company with the SEC.

•

The Sequans Board determined that the Offer were fair and in the best interests of Sequans and the Unaffiliated Shareholders as described in “Item 4. The Solicitation or Recommendation” of the Schedule 14D-9 and “Item 8. Fairness of the Transaction” of the Schedule 13E-3 filed by the Company with the SEC.

•	In addition, the Purchaser Parties reasonably believe that the Offer is procedurally fair to the Unaffiliated Shareholders, based on the following factors considered by them:

•

The Sequans Board has recommended that the Unaffiliated Shareholders tender their Company Shares to Purchaser pursuant to the Offer. One member of the Sequans Board, Mr. Sailesh Chittipeddi, did not participate in the vote on the transaction due to his affiliation with the Purchaser Parties (see “Special Factors—Background”). The Sequans Board, including a majority of the directors who were not employees of Sequans and who were independent under the rules of the New York Stock Exchange, determined that the MoU and the transactions contemplated therein, including the Offer, are fair to, and in the best interest of, the Company and its Unaffiliated Shareholders.

•

The Purchaser Parties did not participate in and did not have any influence on the deliberative process of, or the conclusions reached by, the Sequans Board or the negotiating positions of the Sequans Board.

•	The Sequans Board retained its own independent legal and financial advisors to advise the Sequans Board in connection with the Offer.

•

The Offer Price of U.S. $0.7575 per Ordinary Share, U.S. $3.03 per ADS and the other terms and conditions of the MoU resulted from extensive negotiations between the Sequans Board and its advisors and the Purchaser Parties and their advisors.

•

The fact that the Sequans Board received an opinion from its financial advisor, dated August 3, 2023, that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company, LLC described in its written opinion, the consideration of $3.03 per ADS to be received by Unaffiliated Shareholders, in their capacity as holders of ADSs, pursuant to the Offer pursuant to, and in accordance with, the terms of the MoU, was fair, from a financial point of view, to such holders. See “Item 4. The Solicitation or Recommendation—Opinion of Needham & Company, LLC” and Annex B of the Schedule 14D-9 and Exhibit (c)(1) of the Schedule 13E-3.

•	The Sequans Board had access to all of the information prepared or otherwise developed by the Company’s management and made available to the Purchaser Parties.

•	Unaffiliated Shareholders will have sufficient time to make a decision whether or not to tender their Company Shares in the Offer:

•	The Offer will remain open for a minimum of twenty business days.

•

If Purchaser amends the Offer to include any material additional information, Purchaser will, if necessary to allow adequate dissemination and investor response, extend the Offer for a sufficient period to allow the Unaffiliated Shareholders to consider the additional information.

•	Each of the Unaffiliated Shareholders will be able to decide voluntarily whether or not to tender such shareholder’s Company Shares.

•	If we consummate the Offer, we will acquire all remaining Company Shares (other than excluded shares) for the same cash price in the Offer.

•	Following the successful completion of the Offer, the Unaffiliated Shareholders will not face the risk of any decline in the value of the Company Shares.

•

The Offer requires the valid tender of Company Shares equal to at least 90% (or, in Parent or Purchaser’s sole discretion, a lower percentage provided that in no event will such percentage be lower than 67%) of (a) the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs and any Unsellable Company Shares) then outstanding plus (b) all Ordinary Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, restricted share awards, stock appreciation rights, or other rights to acquire Ordinary Shares then outstanding. Parent owns, in the aggregate 7,899,020 Ordinary Shares or 3.4% of the Company Shares outstanding.

The Purchaser Parties also considered the following factors, each of which the Purchaser Parties considered negative in its considerations concerning the fairness of the terms of the transaction:

•

Any shareholder who tenders all its Company Shares in the Offer would cease to participate in the future earnings or growth, if any, of the Company or benefit from increases, if any, in the value of the Company.

•

Certain directors and executive officers of the Company have actual or potential conflicts of interest in connection with the Offer (see “Special Factors—Interests of Certain Sequans Directors and Executive Officers in the Offer”).

•	The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes (see “The Tender Offer—Tax Considerations”).

•	The Offer Price represents a lower per-share purchase price than what Parent paid for Company Shares in their last purchase of shares of capital stock of Sequans.

•

The material risks and countervailing factors considered in the Sequans Board’s considerations concerning the fairness of the terms of the transaction, as described in “Item 4. The Solicitation or Recommendation—Reasons” of the Schedule 14D-9.

Neither Purchaser Party found it practicable to assign, nor did either of them assign, relative weights to the individual factors considered in reaching its conclusion as to the fairness of the Offer.

The Purchaser Parties’ consideration of the factors described above reflects their assessment of the fairness of the Offer Price to the Company’s Unaffiliated Shareholders. The Purchaser Parties implicitly considered the value of the Company in a sale as a going concern by taking into account the Company’s current and anticipated business, financial condition, results and operations, prospects and other forward-looking matters.

Except as discussed above in “Special Factors—Background,” the Purchaser Parties are not aware of any firm offers made by any person, other than the Purchaser Parties, during the two years preceding the date of this Offer to Purchase for (1) the merger or consolidation of the Company with or into another company, or vice versa; (2) the sale or other transfer of all or any substantial part of the assets of the Company; or (3) a purchase of the Company’s securities that would enable the holder of such securities to exercise control of the Company.

Additionally, the Purchaser Parties did not consider the net book value of the Company. The net book value was not considered because the Purchaser Parties believe that the net book value is not a material indicator of the value of the Company as a going concern because it does not take into account the Company’s future prospects, market conditions, trends in the Company’s industry or the business risks inherent in competing with other companies in that industry. Sequans’ net book value per Ordinary Share as of December 31, 2022, was $0.01 based on 193,426,478 Ordinary Shares issued and outstanding as of that date.

The foregoing discussion of the information and factors considered and given weight by the Purchaser Parties are the material factors considered by the Purchaser Parties. The Purchaser Parties’ views as to the fairness of the Offer to the Company’s Unaffiliated Shareholders should not be construed as a recommendation to any shareholder as to whether that shareholder should tender such shareholder’s Company Shares in the Offer.

5.	Effects of the Offer

Effects of the Offer Generally

If the Offer is completed, in accordance with the terms of the MoU and the conditions to the Offer specified in the MoU are satisfied and/or waived, Parent will cause Purchaser to consummate the Post-Offer Reorganization as promptly as practicable after the Closing. However, Parent may elect, in its sole discretion, not to effect the Post-Offer Reorganization, to effect the Post-Offer Reorganization in part, take alternative action to effectuate a corporate reorganization in a different way, or not to effect any corporate reorganization (see “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations”).

Appraisal rights are not recognized under French law and shareholders are not entitled to appraisal rights in connection with the Offer. Under certain circumstances, in connection with the Merger Squeeze Out, the shareholders have a right for compensation pursuant to Section 327b of the German Stock Corporation Act (Aktiengesetz) (see “Special Factors—Appraisal Rights; Rule 13e-3”).

If the Offer is not completed for any reason, Parent will review its options, which could include (i) not taking any further action, (ii) purchasing or selling Company Shares in the open market or in privately negotiated transactions, (iii) making a new tender offer, (iv) seeking to negotiate any other business combination with Sequans or (v) a combination of the foregoing. If Parent were to pursue any of these alternatives, it might take considerably longer for the Unaffiliated Shareholders to receive any consideration for their Ordinary Shares and ADSs (other than through sales in the open market or otherwise) than if they had tendered their Ordinary Shares and ADSs in the Offer. No assurance can be given as to the price per share that may be paid in any such future acquisition of Ordinary Shares and ADSs, and such price may be higher or lower than or the same as the Offer Price.

According to information provided by Sequans and Sequans’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Sequans Form 20-F”), Sequans net book value as of December 31, 2022 was

$2.1 million and it had a net loss of approximately $9.0 million for the fiscal year ended December 31, 2022. If the Offer is completed, Parent’s interest in Sequans’ net book value and net earnings (loss) will increase to the extent of the number of Company Shares acquired under the Offer. If the Offer and, if necessary, the Post-Closing Reorganization, are completed, Parent’s indirect interest in such items could increase to 100%, and Parent would be entitled to all benefits resulting from that interest, including all income generated by Sequans’ operations and any future increase in Sequans’ value. Former shareholders would thereafter have no opportunity to participate in the earnings and growth of Sequans and would not have any right to vote on corporate matters. Similarly, after any such transaction, Parent would also bear the entire risk of losses generated by Sequans’ operations and any decrease in the value of Sequans, and former shareholders would not face the risk of losses generated by Sequans’ operations or decline in the value of Sequans.

The ADSs are currently registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and listed on Nasdaq under the symbol “SQNS.” If the Offer is completed, there will be no public market for the Shares. If the Offer is completed, the ADSs will cease to be listed on Nasdaq or any other national securities exchange, and prices with respect to sales of Shares in the public market will no longer be available. In addition, following completion of the Offer, any obligation of Sequans to file reports under Section 13 or Section 15(d) of the Exchange Act will be suspended and registration of the Shares under the Exchange Act will be terminated (see “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations”).

6.	Memorandum of Understanding; Other Agreements

The Memorandum of Understanding

On August 4, 2023, the Company and Parent entered into the Memorandum of Understanding. On September 2, 2023, the Company and Parent entered into Amendment No. 1 to the Memorandum of Understanding to correct certain scrivener’s errors in the Company’s representation regarding its capitalization and in certain of the procedures for the Post-Offer Reorganization set forth in the Memorandum of Understanding.

The MoU and this summary of its terms are included in this Offer to Purchase to provide you with information regarding its terms. Factual disclosures about Sequans contained in this Offer to Purchase may supplement, update or modify the factual disclosures about Sequans contained in the MoU. The representations, warranties and covenants made in the MoU by Sequans and Parent were made solely to the parties to, and solely for the purposes of, the MoU and as of specific dates and were qualified and subject to important limitations agreed to by Sequans and Parent in connection with negotiating the terms of the MoU. In particular, in your review of the representations and warranties contained in the MoU and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the MoU may have the right not to consummate the Offer and the other transactions contemplated by the MoU if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the MoU, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the SEC and in some cases were qualified by matters set forth on the disclosure schedule delivered to Parent in connection with the MoU (the “Disclosure Schedule”), which disclosures are not reflected in the MoU. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the MoU. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of Sequans, Parent or any of their respective subsidiaries or affiliates.

The following is a summary of certain key terms of the MoU. This summary is qualified in its entirety by reference to the MoU itself, which was filed by Sequans as Exhibit 99.1 to its Form 6-K filed with the SEC on

August 7, 2023, and which is incorporated herein by reference. The SEC maintains a website at www.sec.gov that contains the MoU and other information that Parent or the Company have filed electronically with the SEC.

The Offer

The Offer will be made, subject to the occurrence of certain conditions, pursuant to the MoU. Subject to the occurrence of certain conditions, further described below, Parent intends to cause Purchaser to commence a tender offer to acquire all of the outstanding Company Shares for U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS. Unless extended pursuant to and in accordance with the MoU, the Offer will expire at one minute after 11:59 p.m., New York City time, on October 6, 2023 (the “Expiration Date”).

Sequans will enter into an amendment (the “ADS Deposit Agreement Amendment”) to the Amended and Restated Deposit Agreement, dated May 14, 2018, by and among Sequans and The Bank of New York Mellon as the ADS Depositary (the “ADS Depository”), and all holders from time to time of the ADSs issued thereunder (as amended, the “ADS Deposit Agreement”). As provided by such amendment, if any holders of ADSs do not tender their ADSs during the Initial Offering Period but the Minimum Condition was otherwise satisfied, Purchaser intends to, provided that the appropriate notice of termination has been delivered to the holders of ADSs prior to such time, during a subsequent offering period, offer to purchase the Ordinary Shares underlying any untendered ADSs held by the ADS Depositary (the “Remaining Shares” and such tender offer, the “ADS Offer”), in exchange for the Offer Price. If Purchaser makes the ADS Offer for the Remaining Shares, then the ADS Depositary will cancel the untendered ADSs, will sell all of the Remaining Shares to Purchaser in exchange for the Offer Price, and will hold such aggregate cash payment for the benefit of the holders of such non-tendered ADSs. In this circumstance, the ADS Depositary will arrange to distribute such amount to such holders on a pro rata basis, less any applicable withholding taxes. Any fees and expenses incurred in connection with the cancellation of the ADSs and distribution of the funds resulting from such tender by the ADS Depositary will be funded by Purchaser. As a result, upon Purchaser’s acceptance of the tender of the Company Shares by the ADS Depositary in the Subsequent Offering Period, any holders of untendered ADSs will cease to have any rights with respect to the Ordinary Shares.

The MoU provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will (and Parent will cause Purchaser to), promptly following the Expiration Date, accept for payment (such time, the “Offer Acceptance Time”) and thereafter, pay for, all Company Shares validly tendered pursuant to the Offer and not properly withdrawn as of the Offer Acceptance Time. It is expected that following the consummation of the Offer, to the extent legally permitted by applicable law, Parent and Purchaser intend to de-list the ADSs from the NYSE, to terminate the registration of the Company Shares under Section 12(g)(4) of the Exchange Act and to suspend Sequans’ reporting obligations under Section 15(d) of the Exchange Act.

The MoU provides, among other things, for various potential means of effectuating a corporate reorganization of Sequans (the “Post-Offer Reorganization”), utilizing processes available under applicable law to (a) ensure that Parent becomes the owner of all of Sequans’ businesses and operations from and after the consummation of the Post-Offer Reorganization and (b) use reasonable best efforts to cause any holders of Company Shares who do not tender their Company Shares in the Offer (including during a subsequent offering period, as it may be extended) to be offered or to receive the same consideration for their Company Shares as those shareholders who tendered their Company Shares in the Offer, without interest.

Works Council Consultation

Following the execution of the MoU, the Company commenced the consultation with the works council (Comité social et économique) of the Company (the “Works Council”) concerning the Offer, in accordance with Articles L. 2312-42 et seq. of the French Labor Code (the “Offer Consultation”). The Company simultaneously commenced the consultation with the Works Council regarding the Demerger and the Merger, and the Post-

Merger Reorganization (each as defined below), in accordance with Articles L. 2312-8 of the French Labor Code (the “Post-Offer Consultation” and together with the Offer Consultation, the “Consultation”). In agreement between the Works Council and the Company, the Consultation was completed on August 10, 2023.

Following the completion of the Consultation, the Sequans Board was permitted to decide to:

•	proceed with the transactions as contemplated by the MoU and issue a recommendation of the Sequans Board to the shareholder to tender their Company Shares in the Offer; or

•	not proceed with the transactions and terminate the MoU otherwise fail to issue a recommendation of the Sequans Board to the shareholders to tender their Company Shares in the Offer.

On August 16, 2023 the Sequans Board publicly announced their recommendation to the shareholders of the Company to, upon the commencement of the Offer, tender their Company Shares pursuant to the Offer (such announcement, the “Company Board Recommendation”).

If the Sequans Board had elected not to recommend the Offer to the shareholders or otherwise terminate the MoU within five business days of the completion of the Works Council Consultation, Sequans would have been required to pay to Parent an amount up to U.S. $3 million, which the parties had previously agreed represented a good faith estimate of the fees, costs, and expenses (including financial and legal advisor fees) Parent will have incurred in connection with the transactions as contemplated by the MoU.

Conditions of the Offer

The obligation of Purchaser to consummate the Offer is conditioned upon, among other things, (a) the MoU not being terminated in accordance with its terms, and (b) the satisfaction or waiver of the following:

•

As of immediately prior to the expiration of the Offer (including any extensions in accordance with the MoU) and the number of Ordinary Shares (including ADSs representing Ordinary Shares) validly tendered pursuant to the Offer (and not properly withdrawn prior to the expiration of the Offer), Unsellable Company Shares (as defined below) for which the Unsellable Share Liquidity Mechanism (as defined below) has been entered and not properly withdrawn prior to the expiration of the Offer and which underlying Unsellable Company Shares will cease to be subject to a lock-up period within three months following the time Purchaser accepts payment and pays for the Company Shares validly tendered pursuant to the Offer, and together with the Ordinary Shares then beneficially owned by Parent or Purchaser (if any), represents at least 90% (or in Parent or Purchaser’s sole discretion, a lower percentage; provided that in no event will such percentage be lower than 67%) of, without duplication, (i) all of the Ordinary Shares (including ADSs representing Ordinary Shares and any Unsellable Company Shares) then outstanding (including any Ordinary Shares held in escrow), plus, (ii) all of the Ordinary Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, stock appreciation rights or other rights to acquire Ordinary Shares then outstanding (other than shares issuable pursuant to two convertible promissory notes issued by Sequans due April 9, 2024 and April 16, 2024, respectively (the “Convertible Notes”)), regardless of whether or not then vested but, in each case, after giving effect to the cancellation of any outstanding options to purchase Company Shares (“Company Share Option”), restricted shares or warrants in the manner set forth in the MoU (the “Minimum Condition”). Notwithstanding any provision in the Offer to the contrary, neither Parent nor Purchaser, nor any other Person, may waive the Minimum Condition without the prior written consent of the Company.

•

(A) The representations and warranties made by Sequans in the MoU relating to Sequans’ share capital (i) with respect to Sequans’ issued and outstanding Ordinary Shares are true and correct (except for de minimis inaccuracies) and (ii) with respect to Sequans’ equity awards are true and correct, except where the failure to be so true and correct in all respects would not reasonably be expected to result in additional material cost, expense or liability to Purchaser and Purchaser, individually or in the aggregate, that is more than €200,000, in each case as of the Expiration Date (except to the extent a representation or warranty was expressly made as of a particular date, and in which case, on and as of such date), (B) the representations and warranties of the Company with respect to, among others, organization, good standing, qualifications, subsidiaries, corporate authority, and financial advisors shall be true and correct (without giving effect to any qualification set forth therein as to “materiality,” “Material Adverse Effect” or other qualifications based on the word “material” or similar phrases expect the extent such representation or warranty relates to an affirmative obligation to list disclosure), except as would not be material to the Company as a whole, and (C) all other representations and warranties of the Company contained in the MoU shall be true and correct (without giving effect to any qualification set forth therein as to “materiality,” “Material Adverse Effect” or other qualifications based on the word “material” or similar phrases expect the extent such representation or warranty relates to an affirmative obligation to list disclosure) except where the failure of such representations and warranties of the Company to be so true and correct does not have, and would reasonably be expected to have, a Material Adverse Effect.

•	The Company shall have performed or complied in all material respects with all covenants and obligations that the Company is required to comply with or to perform under the MoU.

•	There shall not have occurred a Material Adverse Effect. “Material Adverse Effect” means:

•

any change, condition, effect, event or occurrence that, individually or in the aggregate with other changes, conditions, effects, events or occurrences, has had, or would reasonably be expected to have a material adverse effect on the business, financial condition, or results of operations of the Company and its subsidiaries, taken as a whole or; provided, however, that none of the following changes, conditions, effects, events or occurrences (or the results thereof), either individually or in the aggregate, shall be considered in determining whether a Material Adverse Effect has occurred: (i) any change in global, national or regional political conditions (including the outbreak of, or changes in, war, acts of terrorism or other hostilities and including any protest events or protest measures) or in general global, national or regional economic, regulatory or market conditions or in financial or capital markets, including (A) changes in interest rates in any country or region in the world and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in any country or region in the world (except, in each case, to the extent such changes disproportionately impact the Company and its subsidiaries relative to other participants in the same or similar industries); (ii) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, pandemics or epidemics (including COVID-19), pandemic measures, and other force majeure events in any country or region in the world (except, in each case, to the extent such changes disproportionately impact the Company and its subsidiaries relative to other participants in the same or similar industries); (iii) any change or prospective change in applicable accounting principles or any adoption, implementation, change or prospective change in any applicable law (including any law in respect of taxes) or any interpretation thereof by a relevant authority; (iv) any change generally affecting similar industries or market sectors in the geographic regions in which the Company and its subsidiaries operate (except, in each case, to the extent such changes disproportionately impact the Company and its subsidiaries relative to other participants in the same or similar industries); (v) the negotiation, execution, announcement or performance of the MoU or consummation of the transactions contemplated by the MoU; (vi) any change or development to the extent resulting from any action by the Company or its subsidiaries that is expressly required to be taken by the MoU, or the failure to take any action expressly prohibited by the MoU; (vii) the announcement of Parent as the prospective acquirer of the Company and its subsidiaries, any announcements or communications by or authorized by Parent regarding Parent’s plans or intentions with respect to the Company and its subsidiaries (including the impact of any such announcements or communications on relationships with customers, suppliers, partners, vendors, employees, regulators or other Person); (viii) any actions taken (or omitted to be taken) by the Company or its subsidiaries upon the written request or written instruction of Parent; (ix) any failure by the Company and its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period; provided that the underlying facts and circumstances giving rise to such failures, unless otherwise excluded by this definition, may be deemed to constitute, and may be taken into account in determining whether there has been a Material Adverse Effect; or (x) any change in the price and/or trading volume of the ADSs on NYSE or any other market in which such securities are quoted for purchase and sale; provided that the underlying facts and circumstances giving rise to such changes, unless otherwise excluded by this definition, may be deemed to constitute, and may be taken into account in determining whether there has been a Material Adverse Effect.

•

All regulatory approvals contemplated under the MoU shall have been granted or obtained (or relevant waiting periods shall have expired or been terminated), unless waived by Parent in its sole discretion.

•

No authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order that is in effect and has the effect of making the Offer illegal or otherwise prohibiting the consummation of the Offer of the other transactions contemplated by the MoU.

•	The adoption by the shareholders of Sequans of the resolutions effecting the Demerger and the Merger and resolutions approving the director appointments.

•

Parent shall have received the reply from the National Tax Agency of Japan (including its subordinate organizations responsible for ruling requests including the Tokyo Regional Tax Bureau) confirming that the Merger, the Demerger and the Merger Squeeze Out (each as defined in “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations”) would not trigger taxable gain under Article 66-6 of Act on Special Measures Concerning Taxations of Japan.

•	The MoU shall not have been validly terminated in accordance with its terms.

Extension of the Offer

The Offer may be extended in accordance with the MoU if the then-scheduled expiration of the Offer Conditions shall not have been satisfied (other than conditions which by their nature are to be satisfied at the Offer Acceptance Time) or waived by Parent or Purchaser if permitted hereunder, then Parent shall cause Purchaser to extend the Offer for one or more successive periods of not more than ten business days in order to permit the satisfaction of such conditions, provided that the Offer does not extend past the earlier of:

•	the termination of the MoU pursuant to the terms thereunder; and

•	March 4, 2024 (the “Outside Date”)

provided, however, that, if at any scheduled Expiration Date the only unsatisfied conditions to the Offer (other than conditions which by their nature are to be satisfied at the Offer Acceptance Time) is the Minimum Condition, Purchaser shall not be required to extend the Offer for more than a total of thirty business days (for this purpose, commencing on the first business day following the then-scheduled Expiration Date and calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) (such extension, the “Minimum Condition Extension”); provided, further that any extension of the Offer does not extend past the earlier of (i) the termination of the MoU pursuant to its terms, or (ii) Outside Date; provided that, if all of the conditions other than the Regulatory Approvals (as defined in “The Tender Offer—Legal Matters; Required Regulatory Approvals”) shall have been satisfied or waived by Purchaser, either Purchaser or Sequans may extend the Outside Date until June 4, 2024 (any such extension, a “Regulatory Extension”). Notwithstanding anything to the contrary in the foregoing, in the event Purchaser commences a Minimum Condition Extension which is less than thirty business days prior to the Outside Date, the Outside Date shall be extended to permit a thirty business day Minimum Condition Extension. In the event of a Regulatory Extension, the maximum Minimum Condition Extension shall be the shorter of (i) thirty business days and (ii) such shorter period terminating on the first scheduled Expiration Date that would occur following the extended Outside Date.

Parent shall cause Purchaser to extend the Offer for any period or periods required by applicable law, rules, regulations, interpretations or positions of the SEC of its staff, or any of the rules and regulations, including listing standards, of the NYSE. Following the Offer Acceptance Time, Parent may, in its sole discretion, cause Purchaser to provide for a “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 of the Exchange Act.

Treatment of Equity Awards

Company Share Options

Pursuant to the MoU, all Company Share Options that are outstanding immediately prior to the Offer Acceptance Time shall immediately vest and become fully exercisable. Purchaser will offer to each holder of an In-the-Money Company Share Option the right, immediately prior to the Offer Acceptance Time, to enter into a cashless arrangement, financing facility or an equivalent mechanism (in each case implemented through a third party to the extent permissible under applicable laws) to fund the payment of the aggregate exercise price and applicable tax withholding obligations for exercising such vested In-the-Money Company Share Option (the “Option Liquidity Mechanism”). Participation in the Option Liquidity Mechanism is subject to the holder’s agreement to tender the underlying Company Shares acquired upon the exercise of such In-the-Money Company Share Option into the Offer and to repay the aggregate exercise price and any applicable tax withholding obligations funded through such Option Liquidity Mechanism. For clarity, no amounts shall be payable with respect to any Company Share Option that is not an In-the-Money Company Share Option in connection with the transactions.

Company Restricted Stock Awards (RSAs)

Pursuant to the MoU, for each Company Share that was issued pursuant to a Company restricted stock award (“Company RSA” or “Company RSAs”) that is subject to a lock-up period (other than the mandatory lock-up period under Section 102 of the Israeli Tax Ordinance) as of the Offer Acceptance Time (“Unsellable Company Share”), Purchaser shall offer to such holder the right, immediately prior to the Offer Acceptance Time, to enter into a liquidity mechanism (the “Unsellable Share Liquidity Mechanism”), which shall provide for the sale of the relevant Unsellable Company Share to Purchaser at the Offer Price upon the expiration of any applicable lock-up period. If the Unsellable Share Liquidity Mechanism is not (or is not capable of being) implemented or applicable to all holders of Unsellable Company Shares, the Parties shall discuss in good faith any alternate solutions resulting in the substantially equivalent economic effect.

Company Unvested RSAs

Pursuant to the MoU, Purchaser shall offer for each holder of a Company RSA that is outstanding and unvested as of the Offer Acceptance Time and granted under a Company RSA plan or with respect to Israeli tax residents, a Company RSA that is vested but subject to a mandatory holding period under Section 102 of the Israeli Tax Ordinance as of the Offer Acceptance Time (in each case, an “Unvested Company RSA”), the right to enter into a cancellation agreement (or, where applicable, a deed of cancellation) (an “RSA Cancellation Agreement”) pursuant to which such holder agrees to cancel, effective as of the Offer Acceptance Time, such Unvested Company RSA and replace it with a right to receive one of the following: (A) if the holder is a French tax resident, a grant (each such grant, a “Parent RSU Grant”) for that number of Parent restricted stock units (“Parent RSUs”) equal to (i) the number of Unvested Company RSAs held by such holder, multiplied by (ii) the applicable Offer Price (converted into Japanese Yen in accordance with Parent’s standard currency conversion calculations), divided by (iii) the average closing price of a share of Parent common stock on the Tokyo Stock Exchange over the period of the three calendar months immediately prior to the calendar month in which the Parent RSU is awarded by Parent’s board of directors (the “Parent Common Stock Price”), multiplied by (iv) 130%, rounded up to the nearest 100 restricted stock units, and (B) if the holder is not a French tax resident, at Purchaser’s discretion, holder shall either receive (i) a Parent RSU Grant for that number of Parent RSUs equal to (1) the number of Unvested Company RSAs held by such holder, multiplied by (2) the applicable Offer Price (converted into Japanese Yen in accordance with Parent’s standard currency conversion calculations), divided by (3) Purchaser Common Stock Price, rounded up to the nearest 100 restricted stock units or (ii) the right to receive an amount in cash, without interest, equal to the product of (1) the aggregate number of Company Shares subject to such Unvested Company RSA multiplied by (2) the Offer Price, subject to any required withholding of Taxes (the “Cash Replacement RSA Amount”), which Cash Replacement RSA Amount will vest and be payable at the same time as the Unvested Company RSA for which such Cash Replacement RSA Amounts were exchanged would have vested pursuant to its terms, or, with respect to Company RSAs subject to the mandatory holding period under Section 102 of the Israeli Tax Ordinance such time when the applicable mandatory holding period ends, in each case be subject to the holder’s continued employment with Parent, the Company, or any of their affiliates through the applicable vesting dates.

Each Parent RSU Grant shall vest on substantially the same vesting schedule as the Unvested Company RSA for which it is exchanged, modified to match the quarterly vesting dates specified in Purchaser’s stock compensation plan set forth below, subject to the holder’s continued employment with Purchaser, the Company, or any of their affiliates on each applicable vesting date and to the terms and conditions set forth in Purchaser’s stock compensation plan and the related grant notice, provided that Parent RSUs awarded to French tax resident holders shall not be subject to any lock-up period, unless they qualify for the French favorable tax regime.

Vesting Date Range For Unvested Company RSA	Vesting Date for Parent RSU Grant
Date of Offer Acceptance Time through first vesting date that is after the Closing (i.e., February 1, May 1, August 1 or November 1)	Date of Offer Acceptance Time
November 1 through January 31	November 1
February 1 through April 30	February 1
May 1 through July 31	May 1
August 1 through October 31	August 1

In addition, in the event that a Parent RSU Grant holder is dismissed by the Company within six months of the Offer Acceptance Time (other than for misconduct or gross negligence), then the unvested portion of such Parent RSU Grant shall vest immediately in full upon the date of the employment contract termination as a result of such dismissal.

Company Warrants

In-the-Money Vested Company Warrants

Pursuant to the MoU, Purchaser shall offer to each holder of a warrant to subscribe for Company Shares pursuant to a Company warrant plan (a “Company Warrant”) that is outstanding and vested as of the Offer Acceptance Time with an exercise price that is less than the Offer Price (“In-the-Money Vested Company Warrant”) the right, immediately prior to the Offer Acceptance Time, to enter into a cashless arrangement or a financing facility or an equivalent mechanism (in each case and to the extent permitted under applicable laws, to be implemented through a third party) (the “Warrant Liquidity Mechanism”) to fund the payment of the aggregate exercise price and applicable tax withholding obligations for exercising their In-the-Money Vested Company Warrants, subject to the holder of such Company Warrant undertaking, at the Offer Acceptance Time, to tender the underlying Company Shares acquired upon the exercise of such Vested Company Warrant into the Offer and to repay the aggregate exercise price and any applicable tax withholding obligations funded through such Warrant Liquidity Mechanism (as applicable, “Warrant Liquidity Mechanism Expenses”).

In-the-Money Unvested Company Warrants

Pursuant to the MoU, Purchaser shall offer to each holder of a Company Warrant that is outstanding and unvested as of the Offer Acceptance Time with an exercise price that is less than the Offer Price (“In-the-Money Unvested Company Warrant”) the right to enter into a cancellation agreement (a “Warrant Cancellation Agreement”) pursuant to which such holder shall agree to cancel, effective as of the Offer Acceptance Time, such In-the-Money Unvested Company Warrant and replace it with a right to receive an amount in cash, without interest, equal to the product of (x) the aggregate number of Company Shares subject to such In-the-Money Unvested Company Warrant multiplied by (y) the excess of the Offer Price over the applicable per share exercise price under such In-the-Money Unvested Company Warrant, subject to any required withholding of Taxes (the “Cash Replacement Warrant Amount”), which Cash Replacement Warrant Amount will be subject to the holder’s continued service agreement or board member status with Parent, the Company, or any of their affiliates through the applicable vesting dates, vest and be payable at the same time as the Unvested Company Warrant for which such Cash Replacement Warrant Amounts were exchanged would have vested pursuant to its terms. All Cash Replacement Warrant Amounts will have the same terms and conditions (including, with respect to vesting and acceleration) as applied to the award of Unvested Company Warrants for which they were exchanged, except for terms rendered inoperative by the terms of the MoU or for such other administrative or ministerial changes as Parent and the Company determine are appropriate to conform the administration of the Cash Replacement Warrant Amounts.

Representations and Warranties

Sequans made customary representations and warranties in the MoU that are subject, in many cases, to exceptions and qualifications contained in the MoU, in the disclosure schedule or in certain reports filed with the SEC. These representations and warranties relate to, among other things:

•	Sequans and its subsidiaries’ due organization, existence, good standing and authority to carry on their businesses;

•	Sequans’ capitalization, including:

•	the number of authorized and outstanding shares and the number of Sequans equity awards outstanding;

•

the absence of preemptive rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, securities, calls, commitments or rights of any kind obligating the issuance or sale of Sequans shares or shares of its subsidiaries;

•	Sequans’ ownership interest in each subsidiary and Sequans or its subsidiaries’ ownership interests in any other entity;

•	Sequans’ corporate power and authority related to the MoU, including as it relates to its entry into and performance of its obligations under the MoU;

•	required actions by or in respect of, and filings with, governmental authorities in connection with the MoU;

•

Sequans’ execution, delivery and performance under the MoU, and whether such execution, delivery and performance would result in violations of or conflicts with its governing documents or applicable law, or any defaults, terminations, cancellations or accelerations under certain agreements or the creation of liens on any of its assets;

•

Sequans’ SEC filings or the filings with the French Registry of Commerce and Companies (Registre de commerce et des sociétés) and the financial statements included therein, and its disclosure controls and procedures and internal controls over financial reporting;

•	Sequans’ conduct of business in the ordinary course from December 31, 2022 through the date of the MoU, and the absence since December 31, 2022 of certain changes, including any fact, event,

circumstance, change or effect that has had, individually or in the aggregate, a material adverse effect (as described below), as well as other specific actions;

•	the absence of certain legal proceedings, investigations and governmental orders against Sequans or any of its subsidiaries;

•	certain intellectual property matters relating to Sequans and its subsidiaries;

•	certain privacy matters relating to Sequans and its subsidiaries;

•

since January 1, 2021, compliance with applicable laws and the permits, approvals, consents, authorizations, franchises and orders necessary for the operation of the business of Sequans and its subsidiaries;

•

the compliance of Sequans and its subsidiaries for the last five years with the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78dd1, et seq.), trade control laws, and anti-bribery, anti-corruption and anti-money laundering laws in the jurisdictions where Sequans and its subsidiaries operate;

•	certain matters relating to material contracts;

•	certain matters relating to employee benefit plans of Sequans and its subsidiaries;

•	certain labor and employment matters relating to Sequans and its subsidiaries;

•	certain material rights to the owned real property, leases, and equipment of real property of Sequans and any of its subsidiaries;

•	certain environmental matters relating to Sequans and its subsidiaries;

•	certain tax matters relating to Sequans and its subsidiaries;

•	certain insurance policies are in full force and effect;

•	the absence of any undisclosed broker’s or finder’s fees; and

•	certain matters relating to government contracts.

Conduct of the Business Pending the Offer

Under the MoU, between the date of the MoU and the consummation of the Offer, except as (i) expressly required or permitted by the MoU, (ii) as required or not permitted by any government authority or applicable law, (iii) approved in advance in writing by Parent (such approval not to be unreasonably withheld, delayed or conditioned), or (iv) set forth on the disclosure schedule, Sequans has agreed that it and its subsidiaries will conduct their respective businesses in the ordinary course of business consistent with past practice and use its and their respective commercially reasonable efforts to keep available the services of its and their directors, officers and key employees and preserve its and their existing business relationships (including with customers and suppliers). Sequans has further agreed that, between the date of the MoU and the consummation of the Offer, except as set forth above, Sequans, without the prior written consent of Parent, will not, and will cause its subsidiaries not to:

•	adopt changes in the organizational documents of Sequans or its subsidiaries;

•	split, combine, reclassify its outstanding equity, pay any dividends or repurchase any equity interests not otherwise already announced at the time of the signing of the MoU;

•

issue, sell or dispose of any shares of the Company or its subsidiaries (subject to certain exceptions), incur any liens in the connection with the incurrence of indebtedness with respect to any equity or securities of the Company;

•	incur any long term indebtedness for borrowed money in excess of €100,000 of notional debt in the aggregate, other than with respect to the Company’s outstanding convertible notes, borrowings and repayments for working capital purposes in the ordinary course, any intercompany debt, ongoing factoring of accounts receivable in the ordinary course of business and permitted financing arrangements;

•

transfer, exchange, swap or otherwise dispose (whether by way of merger, consolidation, sale of shares or assets, or otherwise) of any material portion of the consolidated assets of the Company, including shares of the Company’s subsidiaries, other than (i) the sale of inventory in the ordinary course of business, (ii) transactions solely between the Company and any of its subsidiaries or transactions solely between the Company’s Subsidiaries or (iii) with respect to any intellectual property otherwise permitted under these covenants;

•

in one or several transactions, acquire (whether by merger, consolidation, purchase or otherwise) any person or any division thereof or any material assets (including any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any person), except for (i) transactions solely between the Company and any of its subsidiaries or transactions solely between the Company’s subsidiaries or (ii) any acquisitions (other than acquisitions of any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any person) on commercially reasonable terms and at fair market value that both individually and in the aggregate do not exceed €200,000;

•

settle or agree to compromise in respect of any claims or litigation if such settlement would involve, individually or in the aggregate, the payment of money by the Company or its subsidiaries of €100,000 or more or would impose any material conduct requirement or restriction on the Company or its subsidiaries;

•	enter into any contract containing non-compete or exclusivity provisions or any similarly restrictive provision that would materially restrict the Company or its subsidiaries;

•	other than in the ordinary course of business, enter into, amend, renew or terminate any material contracts;

•	abandon, license, fail to maintain, permit to lapse or expire, transfer, sell, or assign any material intellectual property rights;

•	fail to maintain in full force and effect, amend, or modify material insurance policies;

•

except as required by law or the existing terms of a Company employee benefit plan, (i) enter into, negotiate, adopt, amend, extend or terminate any labor agreement or other labor-related agreement, (ii) establish, adopt, enter into, terminate, amend, or modify any Company employee benefit plan, (iii) enter into any change of control, transaction bonus, retention, termination or severance agreement or (y) grant, pay or increase any severance or termination pay, or (z) enter into any employment, consulting or bonus agreement (other than for new hires with an annual base salary of less than €200,000 gross in the ordinary course of business consistent with past practice) with, any current or former employee, director, officer or individual independent contractor; (iv) increase, decrease or accelerate the payment, funding, right to payment or vesting or lapsing of restrictions on any compensation or benefits of any current or former director, officer, employee or individual independent contractor, in each case, except for annual, promotion-related or merit-based increases in base salaries and any corresponding increase in annual bonus opportunities made in the ordinary course of business consistent with past practice; (v) hire new employees, engage new individual independent contractors or promote nonexecutive employees with annual cash compensation in excess of €200,000 gross (other than to fill any vacancy created by the termination or resignation of any employee or individual independent contractor in the ordinary course of business, which vacancy may be filled with a new employee or contractor on terms established at the Company’s discretion); (vi) terminate the employment or engagement of any executive-level employees with target annual cash compensation in excess of €100,000 (other than “for cause” terminations) or furlough or temporarily lay off any such individuals or terminate the contract of individual independent contracts with last annual fees in excess of €100,000, tax excluded; (vii) grant any new equity or equity-based awards or short- or long-term incentives under any Company benefit plan or (viii) in connection with the hire of any new employee or engagement of any new contractor who is hired or engaged, as the case may be, to fill any vacancy created by the termination or resignation of any employee or contractor in the ordinary course of business consistent with past practice;

•

implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that would trigger the WARN Act;

•

make or change any material tax election, other than in accordance with past practice or as required by applicable law; amend any tax return; adopt or change any tax accounting method; settle or compromise any material tax liability; or consent to any extension or waiver of any limitation period with respect to any material claim or assessment for taxes;

•	make or commit to make any capital expenditures in an amount in the aggregate in excess of 120% of the agreed upon capital expenditure budget; or

•	agree, authorize or commit to do any of the foregoing.

No Shop Period

Following the execution of the MoU (the “No Shop Period Start Date”), except as otherwise permitted by the MoU as described below, the Company has agreed that neither Sequans nor any of its subsidiaries or representatives will, directly or indirectly:

•

initiate, solicit, propose, knowingly induce, facilitate, knowingly encourage or knowingly take any action with a view to facilitate or encourage, any inquiries, proposals or offers that constitute, or would reasonably be expected to lead to, an alternate acquisition proposal;

•

engage in, continue or otherwise participate in any discussions or negotiations (including by way of furnishing non-public information or granting access to any of the properties or assets of the Company or its subsidiaries) with any person relating to any inquiries, proposals or offers that constitute, or would reasonably be expected to lead to, an alternate acquisition proposal;

•

accept, approve, endorse or recommend any alternate acquisition proposal, (iv) approve or recommend or execute or enter into, any letter of intent, agreement in principle, MoU, tender offer agreement, MoU, acquisition agreement, business combination agreement, joint venture agreement, option agreement or other similar agreement in respect of any alternate acquisition proposal;

•	provide any material non-public information to any person in connection with any alternate acquisition proposal; or

•	propose publicly or agree to do any of the foregoing related to any alternate acquisition proposal.

Notwithstanding the foregoing, from the No Shop Period Start Date until the consummation of the Offer, the Company and its subsidiaries may engage in any of the actions described above with any third party whose alternate acquisition proposal is determined by the Sequans Board, in good faith, to (i) reasonably be expected to lead to, a Superior Proposal (but only for so long as such person has not withdrawn the alternate acquisition proposal or the Sequans Board no longer be reasonably expects such alternate acquisition proposal to lead to a Superior Proposal) and (ii) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

As of the date of the Offer to Purchase, the Company has not accepted an alternate acquisition proposal. If the Company should receive an alternate acquisition proposal in the future, the Company has agreed to provide Parent with a written notice of the materials terms and conditions of the alternate acquisition proposal, including the identity of the person making such proposal and copies of the any written materials submitted by such person.

Superior Proposal and Change of Board Recommendation

Notwithstanding the other obligations of the Company following the No Shop Period Start Date, the Company may engage in the actions otherwise not permitted following the commencement of the No Shop Period Start Date if the Company has received a bona fide written alternate acquisition proposal that the Sequans Board determines in good faith (i) constitutes or is reasonably likely to lead to a Superior Proposal and (ii) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, provided that, among other things, the Company comply with the obligation to share such information with Parent. If the Company determines that such alternative acquisition proposal is or is reasonably likely to lead to a Superior Proposal, the Company must provide written notice to Parent that the Company intends to pursue the alternate acquisition proposal and be available for Parent for a period of five business days, during which the Company has agreed to discuss in good faith with Parent any changes to the terms of the MoU or the Offer. If following the period of five business days, the Sequans Board still determines that the alternate acquisition proposal constitutes a Superior Proposal and that the failure to pursue such Superior Proposal would be inconsistent with its fiduciary duties under applicable law, then the Company may make a change in the recommendation of the Sequans Board and may terminate the MoU. Such termination would, in certain circumstances, cause the Company to incur a termination fee of U.S. $9,850,000.

For the purposes of the MoU, a “Superior Proposal” means any bona fide written alternative acquisition proposal from any person (provided that, for the purpose of this definition, all references to “20%” in the definition of “alternative acquisition proposal” shall be replaced by “80%”) that (i) the Sequans Board determines in good faith (after consultation with its outside legal counsel and financial advisors) is reasonably likely to be consummated and if consummated would be more favorable to the Company, the holders of Company Shares (including ADSs representing Ordinary Shares) and the other stakeholders of the Company than the Offer, taking into account, among other things, (x) all legal, financial, regulatory, timing, financing, structuring, and other aspects of the alternative acquisition proposal, this MoU and the Offer on the terms described in the MoU (including the respective conditions to and the respective expected timing and risks of consummation of the alternative acquisition proposal and the Offer), (y) any improved terms that Parent may have offered pursuant to and in accordance with the MoU and (z) the corporate interest (intérêt social) of the Company, and (ii) the Sequans Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that failure to pursue such alternative acquisition proposal would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

Appraisal Rights

Subject to certain exceptions, French law does not recognize the concept of appraisal or dissenters’ rights. Accordingly, in the event the Post-Offer Reorganization Proposals are adopted and the Demerger and the Merger are consummated, the Company’s shareholders are not entitled under French law or otherwise to appraisal rights.

In connection with the Merger Squeeze Out, the shareholders have a right for compensation pursuant to Section 327b of the German Stock Corporation Act (Aktiengesetz). In connection with the Combined Meeting, in which the Merger Squeeze Out is intended to be resolved on, Purchaser will be obliged to present a report on, among others, the appropriateness of the compensation which is also to be verified by one (or more) expert valuator(s). In addition, the shareholders have the right, after the Combined Meeting, to have the appropriateness of the compensation be verified in a judicial appraisal proceeding (Spruchverfahren) pursuant to (and subject to the requirements of) Section 327f of the German Stock Corporation Act (Aktiengesetz).

Regulatory Approvals; Efforts

Sequans and Parent have agreed to make the appropriate filings and/or draft filings, on behalf of itself and/or its affiliates, as applicable, to obtain the Regulatory Approvals, as promptly as practicable.

Each of Sequans and Parent also agreed to (i) cooperate in good faith to jointly develop a strategy to obtain all necessary or advisable Regulatory Approvals, (ii) cooperate and coordinate with the other in the making of such

Regulatory Approvals filings and notifications, (iii) promptly supply the other with any information that may be required in order to make such filings and notifications, and (iv) use reasonable best efforts to take all action necessary to obtain all Regulatory Approvals, including the expiration or termination of the applicable waiting periods in connection therewith as soon as reasonably practicable, and to avoid any impediment to the consummation of the transactions contemplated by the MoU under any of the foregoing provided that, in no event, in connection with obtaining any Regulatory Approval, will Parent or its affiliates be obligated to (A) commit to or effect, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any businesses, assets, equity interests, product lines or properties of Parent or Sequans (or any of their respective affiliates) (B) create, terminate, or divest relationships, ventures, contractual rights or obligations of Sequans or Parent or their respective affiliates, (C) otherwise take or commit to take any action that would limit Parent’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of Parent or Sequans (including any of their respective affiliates), or (D) litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent.

Each of Sequans and Parent have agreed, to the extent reasonably practicable and unless prohibited by applicable law or by the applicable relevant authority, to promptly inform the others of any material communication from any relevant authority regarding any filings or investigations with, by or before any relevant authority relating to the MoU, including any proceedings initiated by a private party. The parties have agreed to cooperate and consult in good faith to make appropriate responses to any additional requests made by any relevant authority in connection with the MoU. Additionally, to the extent reasonably practicable and unless prohibited by law or by the applicable relevant authority, each of Parent and Sequans have agreed to (A) give each other reasonable advance notice of all meetings with any relevant authority relating to the transactions related to the MoU, (B) give each other an opportunity to participate in each of such meetings, (C) keep such other parties reasonably apprised with respect to any other substantive oral communications with any relevant authority regarding the transactions related to the MoU, (D) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the transactions related to the MoU, articulating any regulatory or competitive argument and/or responding to requests or objections made by any relevant authority, (E) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all substantive written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a relevant authority regarding the transactions related to the MoU, and (F) provide each other (or counsel of each party, as appropriate) with copies of all substantive written communications to or from any Relevant Authority relating to the transactions contemplated by the MoU.

Other Covenants

The MoU contains other customary covenants and agreements, including, but not limited to, covenants related to access to information, confidentiality, public announcements and notifications of certain matters.

Termination

Sequans and Parent may, by mutual written consent, terminate the MoU and abandon the Offer and the Post-Offer Reorganization any time prior to the Offer Acceptance Time.

The MoU may also be terminated by either Parent or the Company with written notice to the other party, and abandon the Offer and the Post-Offer Reorganization if:

•	the Offer Acceptance Time has not occurred by the Outside Date;

•	if any order permanently restraining, enjoining or otherwise prohibiting consummation of the Offer has become final and non-appealable;

•

at any time prior to the public announcement of the recommendation of the Sequans Board regarding the Offer following the completion of the Consultation with the works council (Comité social et économique) of Sequans, if the Sequans Board (i) withdraws, amends, qualifies or modifies the Company’s intention to support the MoU and the transactions contemplated thereby in a manner that is adverse to Parent, (ii) the Sequans Board approves, adopts, endorses, recommends or otherwise declares advisable any alternative acquisition proposal, or (iii) fails to issue a recommendation following the completion of the Consultation;

•	the Offer has expired or been terminated and the Offer Acceptance Time has not occurred solely as a result of the failure to obtain the Minimum Condition; or

•

if on or prior to December 2, 2023 (the “Ruling Date”), Parent has not received a reply from the National Tax Agency of Japan (including its subordinate organizations responsible for ruling requests including the Tokyo Regional Tax Bureau)confirming whether the Merger, the Demerger and the Merger Squeeze Out would trigger taxable gain under Article 66-6 of Act on Special Measures Concerning Taxations of Japan; provided, that the right to terminate shall not be available to either Parent or Sequans if Parent receives confirmation of the tax treatment regarding the Post-Offer Reorganization from Japanese tax authorities following the Ruling Date and neither Parent nor Sequans has already terminated the MoU.

The MoU may also be terminated by Parent:

•

if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in the MoU shall have occurred, which breach or failure to perform (i) would result in a failure of any condition to the Offer and (ii) is incapable of being cured prior to March 4, 2024 or, if curable by such date, is not cured prior to the earlier of (x) 30 days after written notice thereof is given by Parent to the Company and (y) March 4, 2024; provided that Parent shall not have the right to terminate the MoU pursuant to this section if Parent is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

•

if (i) the Sequans Board withdraws, amends, qualifies or modifies the Company’s intention to support the MoU and the transactions contemplated thereby in a manner that is adverse to Parent, (ii) the Sequans Board approves, adopts, endorses, recommends or otherwise declares advisable any alternative acquisition proposal, (iii) fails to issue a recommendation following the completion of the Consultation, (iv) the Sequans Board changes their recommendation following the completion of the Consultation, or (v) the materially breaches the no-shop provision.

The MoU may also be terminated by the Company:

•

if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Purchaser set forth in the MoU shall have occurred, which breach or failure to perform (a) shall have had a material adverse effect on Parent, and (b) is incapable of being cured prior to March 4, 2024 or, if curable by such date, is not cured prior to the earlier of (i) 30 days after written notice thereof is given by the Company to Parent and (ii) March 4, 2024; provided that the Company shall not have the right to terminate the MoU pursuant to this section if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

•	in order to enter into an agreement with respect to a Superior Proposal provided that such Superior Proposal was received in accordance with the terms and conditions of the MoU.

If the MoU is terminated in accordance with its terms, Parent and the Company have agreed to cooperate with each other in connection with the withdrawal of any applications to or terminate any proceedings before any relevant authority in connection with the Offer, including the termination of the Offer if it has already commenced.

Termination Fees

In certain circumstances, (i) Sequans may be required to pay Parent either an expense reimbursement up to a maximum of U.S. $3,000,000 or the U.S. $9,850,000 termination fee if the MoU is terminated in immediately available funds within two business days of a qualifying termination or (ii) Parent may be required to pay Sequans an amount equal to fifty percent (50%) of all out-of-pocket fees, costs and expenses (including financial, accounting and legal fees) reasonably incurred by Sequans at the direction of Parent and documented by itemized invoices in reasonable detail in connection with the Company’s or its affiliates’ obligations under the terms of the MoU up to a maximum reimbursement amount of U.S. $500,000.

Governing Law, Jurisdiction

The MoU and action arising out of or relating to the MoU or the transactions contemplated thereby, will be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflict of law rules of such state, provided that the fiduciary duties of the Sequans Board will be exclusively governed by or construed in accordance with the laws of France, without regard to the conflict of law rules of such jurisdiction. Sequans and Parent have also agreed that any matter arising out of or in connection with the MoU must be brought in the Delaware Chancery Court or, if such court will not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court and each party has irrevocably consented to the exclusive jurisdictions of such courts.

Specific Performance

Sequans and Parent have agreed that in the event of any breach of the MoU, irreparable damage would occur that monetary damages could not make whole and that accordingly, each party will be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to compel specific performance to prevent or restrain breaches or threatened breaches of the MoU in any action without the posting of a bond or undertaking.

Other Agreements

Tender and Support Agreements

The following summary description of the Tender and Support Agreements is qualified in its entirety by reference to such Tender and Support Agreements, the form of which has been filed as Exhibit 99.3 to the Current Report on Form 6-K filed by Sequans with the SEC on August 7, 2023 and incorporated herein by reference.

Concurrently with the execution of the MoU, in order to induce Parent to enter into the MoU, the Sequans Board and executive officers, in their respective capacities as shareholders of Sequans, and certain other shareholders of Sequans entered into separate tender and support agreements with Parent (collectively, the “Tender and Support Agreements”). All equity of Sequans held by the signatories to the Tender and Support Agreements comprise 21.7% of the total outstanding Ordinary Shares of the Company as of August 4, 2023. Subject to the terms and conditions of the Tender and Support Agreements, the signatories thereto have agreed, among other things, to tender their Company Shares in the Offer and to vote in favor of all of the resolutions related to the Offer, including the Post-Offer Reorganization. The signatories have also agreed to not tender their equity or vote in favor of an alternate acquisition proposal or solicit competing proposals or transfer any of their Company Shares, subject to certain permitted transfers.

ADS Deposit Agreement, as amended

Sequans will enter into the ADS Deposit Agreement Amendment in order to, among other things, simplify and expedite the process by which the holder of untendered ADSs would receive consideration for such securities in the event the Minimum Condition is satisfied and the Offer is consummated. Sequans and the ADS Depositary agreed to amend the ADS Deposit Agreement in connection with the Offer and the related transactions. The ADS Deposit Agreement Amendment provides that, among other things, if Sequans provides the ADS Depositary with written notice of its desire to terminate the ADS Deposit Agreement, the ADS Depositary shall terminate the Deposit Agreement by mailing notice of such termination to the holders of ADSs at least thirty days prior to the date fixed in such notice for such termination, provided that the date of the termination shall not be prior to the close of business on the first day after the completion of the Initial Offer Period if the Minimum Condition has been satisfied and Purchaser has accepted all Company Shares tendered. If the Minimum Condition is not satisfied or Purchaser does not accept the tendered Company Shares, the termination notice shall be deemed withdrawn and the ADS Deposit Agreement shall remain in full force and effect.

If the Minimum Condition is satisfied and Purchaser accepts all the Company Shares tendered in the Offer, Purchaser intends to make the ADS Offer for the Remaining Shares, in exchange for the Offer Price. If Purchaser makes the ADS Offer for the Remaining Shares, then, pursuant to the Amendment, the ADS Depositary will cancel the untendered ADSs, will sell all of the Remaining Shares to Purchaser in exchange for the Offer Price, and will hold such aggregate cash payment for the benefit of the holders of such non-tendered ADSs. The ADS Depositary will arrange to distribute such amount to such holders on a pro rata basis, less any applicable withholding taxes. Any fees and expenses incurred in connection with the cancellation of the ADSs and distribution of the funds resulting from such tender by the ADS Depositary will be funded by Purchaser. However, any holder that voluntarily surrenders ADSs to the ADS Depositary for the purpose of withdrawing the underlying Ordinary Shares will be responsible for paying the ADS Depositary’s fees and expenses as provided in the Deposit Agreement, which includes a U.S. $0.05 per ADS cancellation fee.

7.	Appraisal Rights; Rule 13e-3

Subject to certain exceptions, French law does not recognize the concept of appraisal or dissenters’ rights. Accordingly, in the event the Post-Offer Reorganization Proposals are adopted and the Demerger and the Merger are consummated, the Company’s shareholders are not entitled under French law or otherwise to appraisal rights.

In connection with the Merger Squeeze Out, the shareholders have a right for compensation pursuant to Section 327b of the German Stock Corporation Act (Aktiengesetz). In connection with the Combined Meeting, in which the Merger Squeeze Out is intended to be resolved on, Purchaser will be obliged to present a report on, among others, the appropriateness of the compensation which is also to be verified by one (or more) expert valuator(s). In addition, the shareholders have the right, after the Combined Meeting, to have the appropriateness of the compensation be verified in a judicial appraisal proceeding (Spruchverfahren) pursuant to (and subject to the requirements of) Section 327f of the German Stock Corporation Act (Aktiengesetz).

Because Parent may be deemed an affiliate of Sequans, the transactions contemplated by the MoU may constitute a “going private transaction” under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning Sequans and certain information relating to the fairness of the Offer and the consideration offered to the Unaffiliated Shareholders be filed with the SEC and disclosed to the Unaffiliated Shareholders. Parent has provided such information in this Offer to Purchase and combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 and the exhibits thereto filed with the SEC pursuant to Rules 14d-3 and 13e-3 under the Exchange Act.

8.	Transactions and Arrangements Concerning the Shares and Other Securities of Sequans

Except as set forth in Schedule II, (i) none of (a) Parent, (b) Purchaser or (c) to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of Parent, Purchaser or any of the persons so listed, beneficially owns any Ordinary Shares or ADSs and (ii) none of (a) Parent, (b) Purchaser, (c) to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of Parent or Purchaser, and (d) any pension, profit-sharing or similar plan of Parent or Purchaser has effected any transaction in Ordinary Shares or ADSs during the past 60 days.

According to Sequans, all unaffiliated directors and executive officers of Sequans intend to tender all Shares owned by such directors and executive officers. To Parent and Purchaser’s knowledge, neither Sequans nor any of its directors, executive officers or affiliates has made a recommendation either in support of or opposed to the transaction and the reasons for the recommendation, other than as set forth in the Schedule 14D-9 filed by Sequans with the SEC.

Except as set forth in “Special Factors—Certain Agreements Between Parent and its Affiliates and Sequans,” none of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule I, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Sequans (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Except as set forth in “Special Factors—Certain Agreements Between Parent and its Affiliates and Sequans,” and this Section, in the past two years, (i) there have been no transactions between any of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule I, on the one hand, and Sequans or any of its affiliates that are not natural persons, on the other hand, for which the aggregate value of the transaction was more than one percent of Sequans’ consolidated revenues for the fiscal year in which the transaction occurred or the past portion of the current fiscal year (if the transaction occurred in the current fiscal year), (ii) there have been no transactions between any of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonably inquiry, any of the persons listed in Schedule I, on the one hand, and any executive officer, director or affiliate of Sequans who is a natural person, on the other hand, for which the aggregate value of the transaction, or series of similar transaction with such director, executive officer or affiliate, exceeded U.S. $60,000; (iii) there have been no negotiations, transactions or material contacts between any of Parent, Purchaser, their respective subsidiaries, or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule I, on the one hand, and Sequans or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Sequans’ securities, an election of Sequans’ directors or a sale or other transfer of a material amount of assets of Sequans; and (iv) to the knowledge of Parent or Purchaser after reasonable inquiry, there have been no negotiations or material contacts between (A) any affiliate of Sequans and (B) Sequans or any of its affiliates, on the one hand, and any person not affiliated with Sequans, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Sequans’ securities, an election of Sequans’ directors or a sale or other transfer of a material amount of assets of Sequans.

9.	Certain Agreements between Parent and its Affiliates and Sequans

Commercial Agreements

In October 2010, Silicon and Software Systems Limited (“S&S”), a subsidiary of Parent, entered into an IP License Agreement (the “IP License Agreement”) with Sequans whereby Sequans obtained a license to (i) use, make, distribute and modify S&S design materials and (ii) install Design Kits (as defined in the IP License Agreement).

In September 2020, Parent entered into a LTE Technology Access and License Agreement (the “LTE Technology Access and License Agreement”) with Sequans whereby Parent obtained a license of the user equipment station solution (“UE Solution”) for LTE for the purpose of developing and distributing its own products incorporating the UE Solution. The LTE Technology Access and License Agreement was subsequently amended to include a license to the GM02S and GM02SP Module components and the Monarch 2 chip and the Cassiopeia Module components.

In November 2020, Parent entered into a 5G Technology Access and License Agreement (the “5G Technology Access and License Agreement”) with Sequans whereby Parent obtained a license of Sequans’ UE Solution for

5G called Taurus. The 5G Technology Access and License Agreement was subsequently amended to include a license to the Taurus RF chip and Taurus BB chip.

In January 2022, Sequans entered into an expansion of its existing 4G/5G licensing agreements with Parent granting special rights to Parent that strengthen the go-to-market opportunities for Sequans’ LTE-M/NB-IoT Monarch 2 and Taurus 5G platforms.

Securities Purchase Agreement

Pursuant to the Securities Purchase Agreement, dated as of December 22, 2021, by and between Sequans and Parent, Sequans sold 7,899,020 Ordinary Shares, represented by 1,974,755 ADSs to Purchaser in a private placement for U.S. $9.3 million. As part of the Securities Purchase Agreement, a representative of Parent, Mr. Chittipeddi, became a board observer in January 2022. Mr. Chittipeddi was elected as a board member by the shareholders at their June 2022 annual meeting.

Right of First Notification Agreement

Pursuant to the Right of First Notification Agreement, dated as of January 11, 2022, by and between Sequans and Parent, in the event that (i) Sequans receives an acquisition proposal that the Sequans Board, acting in good faith, determines to consider or (ii) the Sequans Board, acting in good faith, authorizes Sequans or any of its officers, representatives or agents to initiate or pursue an acquisition proposal, within twenty-four hours after determination or authorization by the Sequans Board, as applicable, Sequans shall provide Parent with written notice informing Parent that Sequans has received such offer or such determination or authorization of the Sequans Board.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, dated as of January 11, 2022, between Sequans and Parent, Sequans agreed to register the resale of the Ordinary Shares, represented by ADS, acquired by Parent pursuant to the Securities Purchase Agreement on a registration statement to be filed with the SEC within ninety days following Parent’s written request. The Registration Rights Agreement contains customary indemnification provisions and terminates upon the earlier of (i) the time when there are no registerable securities outstanding, (ii) the time when all of the registerable securities are free transferable under rule 144 of the Securities Act of 1933 (the “Securities Act”) and do not bear a restrictive legend relating to the Securities Act or the securities laws of any other applicable jurisdiction or a restricted CUSIP or (iii) the mutual written agreement of Parent and Sequans.

Confidentiality Agreement

On March 7, 2023, Parent and Sequans entered into a mutual nondisclosure agreement (the “Confidentiality Agreement”) to facilitate certain exploratory discussions between the parties regarding a possible negotiated transaction. Under the Confidentiality Agreement, Parent and its affiliates agreed, among other things, to keep confidential (subject to certain exceptions) certain non-public information about Sequans for a period of two years from the date of the Confidentiality Agreement. In addition, the Confidentiality Agreement provides that for one year from the date of the Confidentiality Agreement, Parent and Sequans will not:

•

inquire about, announce or make any offer or proposal (including, without limitation, any offer or proposal to the stockholders of the disclosing party) concerning an Acquisition Transaction (as defined in the Confidentiality Agreement);

•

knowingly encourage, solicit or discuss with, or provide any Confidential Information (as defined in the Confidentiality Agreement) of the disclosing party to, any person or entity with respect to any inquiry or announcement regarding or the making of any offer or proposal concerning any Acquisition Transaction;

•	otherwise knowingly facilitate or participate in any effort or attempt to make or implement any Acquisition Transaction; or

•

participate in any “solicitation” of “proxies” to vote (as such terms are used in the rules and regulations of the SEC), or seek to advise or influence any person or entity with respect to the voting of, any securities of the disclosing party.

10.	Interests of Certain Sequans Directors and Executive Officers in the Offer

Managing Director Agreement with Georges Karam

Sequans has entered into a managing director agreement with Dr. Georges Karam, Sequans’ chairman and chief executive officer, which contains provisions regarding fixed compensation and bonus, severance payment and benefits.

In accordance with French law, Sequans’ chief executive officer (“directeur général” or “managing director”) cannot be an employee in connection with the performance of his duties in such capacity. The managing director agreement entered into with Dr. Karam does not constitute and does not contain the compulsory provisions under French law to be construed as an employment agreement. Therefore, Dr. Karam does not benefit from the status of employee nor from all benefits that French laws and regulations grant to employees, in particular unemployment benefits. The managing director agreement only sets forth the terms and conditions, including compensation, under which Dr. Karam performs his duties as chief executive officer.

Fixed compensation

Dr. Karam benefits from a fixed annual gross compensation of €400,000 which is determined by taking into account the level and complexity of his responsibilities, his experience in similar positions and market practices for comparable companies.

Variable compensation

Dr. Karam is eligible for variable compensation with a target amount equal to 100% of his base salary, which is subject to the achievement of pre-determined performance conditions defined by the Sequans Board based on recommendations issued by the compensation committee.

Benefits in kind

As Dr. Karam is not entitled to normal French legal employee unemployment benefits, Sequans has subscribed to private unemployment insurance on his behalf. He is however eligible for the French defined contribution pension plan, which also applies to all of Sequans’ French employees.

Directors’ compensation

Dr. Karam does not receive any compensation for the directorship duties that he performs for Sequans or any of its subsidiaries.

Severance arrangements

Pursuant to Section 7 of Dr. Karam’s Managing Director Agreement (the benefits of which are expected to be replicated in his post-closing employment documents with Purchaser), if Dr. Karam is terminated without cause, he is entitled to a lump sum severance payment equal to eighteen (18) months of his gross annual base remuneration and 150% of bonus, plus vesting of the portion of his then-outstanding time-based equity awards that would have been vested during the twelve months following the end of his term. In case the dismissal would occur during the three months before or the twelve months following a change of control, including the transaction contemplated by the Offer, he would also be entitled to full acceleration with respect to all the restricted share awards at the date of dismissal. All such payments and benefits would be subject to Dr. Karam executing a release of claims.

Dr. Karam’s managing director agreement also includes a non-compete clause applicable for one year as from the termination date and applicable only to competing businesses in France. During Dr. Karam’s non-competition period, he will receive continued compensation equal to 50% of his fixed compensation; provided, however, that if Dr. Karam receives severance in connection with his separation, then the compensation payable with respect to his non-competition obligation will be deducted from such severance payments. In addition, Sequans has the option to waive this non-compete clause subject to the waiver being notified to Dr. Karam within 15 days after the notification of termination.

Equity Arrangements

Company Stock Options

All of Sequans’ outstanding Company Share Options are currently vested. None of Sequans’ senior management or directors hold In-the-Money Company Share Options, and accordingly the Sequans’ senior management and directors will not receive any payment with respect to their Company Share Options in the transactions contemplated by the Offer.

Company Warrants

The estimated aggregate value of all in-the-money Company Warrants held by Sequans’ non-employee directors if the effective time of the transactions contemplated by the Offer occurred on January 1, 2024, is $88,200 with respect to In-the-Money Vested Company Warrants and $237,600 with respect to In-the-Money Unvested Company Warrants. Sequans’ senior management holds no in-the-money Company Warrants.

Restricted Shares

The estimated aggregate value of all restricted shares held by Sequans’ senior management if the effective time of the transactions contemplated by the Offer occurred on January 1, 2024, is $3,391,320 with respect to Unvested Company RSAs (excluding $1 million in value that Dr. Karam will forfeit in the Offer) and $1,381,636 with respect to Unsellable Company Shares. Sequans’ non-employee directors hold no restricted shares (whether Unvested Company RSAs or Unsellable Company Shares).

Transaction Bonuses

In connection with the consummation of the transactions contemplated by the Offer, Sequans intends to grant transaction bonuses to each of Georges Karam and Deborah Choate, in the amounts of €1,000,000 and €200,000, respectively, less any taxes required to be withheld.

Tender and Support Agreements

For a description of the Tender and Support Agreements, see “Special Factors—Memorandum of Understanding; Other Agreements—Other Agreements—Tender and Support Agreements.”

Interested Director

On June 24, 2022, Sailesh Chittipeddi, the Executive Vice President and General Manager of Embedded Processing, Digital Power and Signal Chain Solutions Group of Parent, was elected as a member of the Sequans Board at an ordinary and extraordinary general shareholders’ meeting of Sequans.

THE TENDER OFFER

1.	Terms of the Offer

The Offer is being made pursuant to, and subject to the terms and conditions set forth in, that certain MoU, dated as of August 4, 2023, by and between Parent and Sequans. Under the terms of the MoU, the Offer is subject to the satisfaction or waiver of certain conditions, among other things, Purchaser is commencing a tender offer for all of the outstanding Ordinary Shares, including ADSs representing Ordinary Shares and Ordinary Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or other rights to purchase, subscribe for, or be allocated Ordinary Shares, of Sequans on the terms and subject to the conditions described therein.

For a summary of the principal terms, conditions and covenants of the Offer, see “Special Factors—Memorandum of Understanding; Other Agreements.” Please also see “Special Factors—Background” for further information.

Consideration and Payment

In this Offer to Purchase, we are offering to pay U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS (each such amount, or any higher amount per Company Share and per ADS paid pursuant to the Offer, the “Offer Price”), in each case, payable net to the seller thereof in cash, without interest, less any withholding taxes that may be applicable. No fraction of Ordinary Shares or ADSs will be purchased from any holder, and all payments to tendering holders of Ordinary Shares or ADSs pursuant to this Offer to Purchase will be rounded to the nearest whole cent. We will not pay interest on the Offer Price for Ordinary Shares or ADSs pursuant to the Offer.

In the event that between the date of the MoU and the Offer Acceptance Time the number of outstanding Ordinary Shares and/or ADSs is changed by reason of any share dividend, subdivision, reclassification, split, reverse split, combination or exchange of shares, or Sequans resolves to pay any dividend or make any other distribution to its security holders or shareholders, in each case with a record date before the Offer Acceptance Time, then the Offer Price will be adjusted to provide to the holder of Ordinary Shares and ADSs the same economic effect that was contemplated by the MoU prior to such event.

Initial Offer Period

The Offer will commence on September 11, 2023, and will expire one minute after 11:59 p.m., New York City time, on October 6, 2023, unless extended (the latest time and date at which the Offer will expire is referred to as the “Expiration Date”). We refer to such period from the commencement of the Offer to (and including) the Expiration Date as the Initial Offer Period (the “Initial Offer Period”). We will accept for payment any Ordinary Shares or ADSs that are validly tendered and not properly withdrawn before one minute after 11:59 p.m., New York City time, on the Expiration Date. If you hold your Ordinary Shares or ADSs through a broker or other security intermediary, you should be aware that such securities intermediary is likely to establish its own cut-off time and date, which is likely to be earlier than the deadline set forth above, for receipt of instructions to tender (or to withdraw, as applicable). Holders of Ordinary Shares and ADSs are responsible for determining and complying with any applicable cut-off times and dates.

Extension

Subject to the terms of the MoU and applicable law, the period during which the Offer remains open may be extended at any time and from time to time.

Pursuant to the MoU, unless the Offer is terminated in accordance with the MoU, we will extend the Offer for one or more successive periods of not more than ten business days each if, at the otherwise-scheduled Expiration

Date, any of the conditions to the Offer set forth in the MoU and described in “The Tender Offer—Conditions of the Offer” (other than conditions that, by their nature, are to be satisfied immediately prior to acceptance for payment of any validly tendered Ordinary Shares and ADSs) are not satisfied or, to the extent legally permitted, waived by Purchaser in order to permit the satisfaction of such conditions; provided, however, that, if at any scheduled Expiration Date the only unsatisfied Offer Condition (other than conditions which by their nature are to be satisfied at the Offer Acceptance Time) is the Minimum Condition, Purchaser shall not be required to extend the Offer for more than a total of thirty business days (for this purpose, commencing on the first business day following the then-scheduled Expiration Date and calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act); provided, further that any extension of the Offer does not extend past the earlier of (i) the termination of the MoU pursuant to its terms, or (ii) Outside Date; provided that, if all of the conditions other than the Regulatory Approvals (as defined in “The Tender Offer—Legal Matters; Required Regulatory Approvals”) shall have been satisfied or waived by Purchaser, either Purchaser or Sequans may extend the Outside Date until June 4, 2024. Notwithstanding anything to the contrary in the foregoing, in the event Purchaser commences a Minimum Condition Extension which is less than thirty business days prior to the Outside Date, the Outside Date shall be extended to permit a thirty business day Minimum Condition Extension. In the event of a Regulatory Extension, the maximum Minimum Condition Extension shall be the shorter of (i) thirty business days and (ii) such shorter period terminating on the first scheduled Expiration Date that would occur following the extended Outside Date.

In addition, Purchaser shall extend the Offer, to the extent required by applicable U.S. federal securities laws, if it makes a material change to the terms of the Offer, makes a material change in the information concerning the Offer, or waives a material condition of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will promptly disseminate such change or waiver to all shareholders of Sequans (including ADS holders) in a manner reasonably designed to inform them of such change or waiver and extend the Offer to the extent required by Rules 14d-4, 14d-6 and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of the Ordinary Shares or ADSs sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and with respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required to allow for adequate dissemination to shareholders and investor response.

Purchaser will also extend the Offer for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff or any of the rules and regulations, including listing standards, of the NYSE.

All holders of the Ordinary Shares or ADSs that validly tender, and do not withdraw, their Company Shares into the Offer prior to the expiration of the Offer, will receive the same price per Ordinary Share or ADSs, as applicable, regardless of whether they tendered before or during any extension period of the Offer.

In the event of an extension, all of the Ordinary Shares or ADSs validly tendered into and not properly withdrawn from the Offer will remain subject to the Offer. Under such extension, each holder will continue to have the right to withdraw Ordinary Shares or ADSs previously tendered.

If we extend the Offer, we will notify the Bank of New York Mellon (the “Tender Agent”) and we will make a public announcement of the extension by press release or other public announcement, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. At the start of any extension period, we will file with the SEC an amendment to this Offer to Purchase, setting forth the new expiration date of the Offer.

Subsequent Offering Period

After the Expiration Date, if all of the conditions to the Offer have been satisfied (including the Minimum Condition) or, to the extent legally permitted, waived by the Expiration Date, we expect to provide for a subsequent offering period of at least ten calendar days during which tenders of Ordinary Shares and ADSs will be accepted (the “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Exchange Act. When we commence the Subsequent Offering Period, we will inform the Tender Agent of that fact, and will make a public announcement of the Subsequent Offering Period by press release or other public announcement, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. The Subsequent Offering Period will commence on the same day that the press release is issued. The Subsequent Offering Period would not be an extension of the Offer pursuant to this Offer to Purchase. The Subsequent Offering Period would be an additional period of time during which holders will be able to tender Ordinary Shares and ADSs not previously tendered into the Offer.

Holders of Ordinary Shares or ADSs tendering into the Subsequent Offering Period will receive the same price per Ordinary Share and ADS, respectively, as will be paid in the Initial Offer Period pursuant to this Offer to Purchase. Purchaser will not pay any interest on the purchase price for Ordinary Shares or ADSs tendered during the Initial Offer Period or the Subsequent Offering Period. The procedures for guaranteed delivery, as described in “The Tender Offer—Procedures for Tendering into the Offer—Guaranteed Delivery Procedures,” may not be used during any Subsequent Offering Period.

If the Minimum Condition is satisfied and Purchaser accepts all the Company Shares tendered in the Offer, Purchaser intends to, provided that the appropriate notice of termination has been delivered to the holders of ADSs prior to such time, purchase the Ordinary Shares underlying any untendered ADSs held by the ADS Depositary during the Subsequent Offering Period, in exchange for the Offer Price promptly following the Expiration Date. In such instance, the ADS Depositary will cancel any untendered ADSs and tender the Ordinary Shares underlying such ADSs to Purchaser in exchange for the Offer Price, and the ADS Depositary will hold such aggregate cash payment for the benefit of the holders of such non-tendered ADSs (see “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations”).

Withdrawal Rights

The Offer provides for withdrawal rights as required by U.S. securities laws. Therefore, you will be able to withdraw any tendered Ordinary Shares or ADSs, in accordance with the procedures set forth in “The Tender Offer—Terms of the Offer—Withdrawal Rights,” before one minute after 11:59 p.m., New York City time, on the Expiration Date.

Under the U.S. securities laws, no withdrawal rights will apply to Ordinary Shares or ADSs tendered during the Subsequent Offering Period and no withdrawal rights will apply during the Subsequent Offering Period with respect to Ordinary Shares and ADSs tendered into the Offer during the Initial Offer Period that have been accepted for payment.

Conditions to the Offer

The Offer is subject to the satisfaction or waiver of various conditions, including (i) the Minimum Condition (see “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding —Conditions of the Offer”) and (ii) the receipt or waiver of certain regulatory approvals (see “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Regulatory Approvals; Efforts”).

The funds necessary for the payment of all of the outstanding Ordinary Shares, including ADSs representing Ordinary Shares and all outstanding Ordinary Shares issuable upon the exercise, conversion or exchange of outstanding options and warrants, that may be tendered into the Offer would be approximately U.S. $191.4 million. Parent will provide Purchaser with sufficient funds to purchase all validly tendered Ordinary Shares and ADSs in the Offer that have not been properly withdrawn. Parent intends to finance the Offer with cash on hand. The Offer is not subject to a financing condition. For a summary of the conditions and financing of the Offer see “The Tender Offer—Conditions of the Offer” and “The Tender Offer—Source and Amount of Funds.”

2.	Acceptance for Payment and Payment

Purchaser is offering to pay U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS, in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable (see “The Tender Offer—Terms of the Offer—Consideration and Payment”), upon the terms and subject to the conditions set forth in this Offer to Purchase, and in the accompanying Ordinary Share Acceptance Form or ADS Letter of Transmittal and other related materials, as applicable.

Under no circumstances will any interest be paid by us on the Offer Price for Ordinary Shares or ADSs tendered pursuant to the Offer, regardless of any delay in making such payments. No fraction of an Ordinary Share or ADS will be purchased from any holder and all payments to tendering holders of the Ordinary Shares or ADSs pursuant to the Offer will be rounded to the nearest whole cent.

Upon the satisfaction, or to the extent legally permitted, waiver of the conditions set forth in “The Tender Offer—Conditions of the Offer” and the accompanying Ordinary Share Acceptance Form and ADS Letter of Transmittal, Purchaser will accept for payment all of the Ordinary Shares and ADSs validly tendered, and not properly withdrawn, before one minute after 11:59 p.m. New York City time, on the Expiration Date, and will pay for such Ordinary Shares and ADSs promptly after the Expiration Date. Purchaser will accept for payment and promptly pay for all of the Ordinary Shares and ADSs validly tendered as they are received during the Subsequent Offering Period. In all cases, payment for Ordinary Shares and ADSs accepted for payment pursuant to the Offer will be made only after timely receipt of the required documents by the Tender Agent, as applicable, in accordance with the procedures set forth in “The Tender Offer—Procedures for Tendering into the Offer.”

If you are a holder of record of Ordinary Shares, you will receive payment from the Tender Agent for an amount equal to the aggregate Offer Price of your tendered Ordinary Shares that we have accepted for payment. If you are a registered holder of ADSs, you will receive a check or wire payment (at your option), in U.S. dollars, from the Tender Agent for an amount equal to the aggregate Offer Price of your tendered ADSs that we have accepted for payment. If you elect to have your funds wire transferred, a processing fee of U.S. $75 will be deducted from your proceeds. If you hold ADSs through a broker or other securities intermediary, the Tender Agent will credit the Depository Trust Company (the “DTC”) for allocation by DTC to your broker or other securities intermediary, with an amount, in U.S. dollars, equal to the aggregate Offer Price of your tendered ADSs, as applicable, that we have accepted for payment.

All payments will be subject to any withholding taxes that may be applicable (see “The Tender Offer—Terms of the Offer—Consideration and Payment”).

For your validly tendered Ordinary Shares or ADSs, you will receive the Offer Price in U.S. dollars.

If, for any reason, any Ordinary Shares or ADSs tendered by holders are not purchased in the Offer, or if any American Depositary Receipts (“ADRs”) evidencing ADSs are submitted for more ADSs than the holder intended to tender, the Ordinary Shares and ADSs that are not tendered or purchased will be returned, without expense to the tendering holder, as promptly as practicable following the expiration or termination of the Offer. If, for any reason, any Ordinary Shares or ADSs tendered by book-entry transfer are not purchased in the Offer, such Ordinary Shares or ADSs will be credited to the account of the tendering party, without expense to the tendering holder, as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Tendering into the Offer

Tender of Ordinary Shares

The Tender Agent has been appointed by Purchaser to act as the centralizing, paying and transfer agent for Ordinary Shares in connection with the Offer. If you are a holder of Ordinary Shares that are not represented by ADSs, and if you intend to tender all or any portion of such Ordinary Shares into the Offer, you should deliver a properly completed Ordinary Share Acceptance Form, and all other documents required by the Ordinary Share Acceptance Form, to the Tender Agent, to be received prior to one minute after 11:59 p.m., New York City time, on the Expiration Date.

DO NOT DELIVER ANY DOCUMENTS TO SEQUANS, PARENT, PURCHASER, THE INFORMATION AGENT OR THE ADS DEPOSITARY. DELIVERY OF THE ORDINARY SHARE ACCEPTANCE FORM OR ANY OTHER REQUIRED DOCUMENTS TO SEQUANS, PARENT, PURCHASER, THE INFORMATION AGENT OR THE ADS DEPOSITARY DOES NOT CONSTITUTE A VALID TENDER.

Tender of ADSs

Any ADS holder that intends to accept the Offer for all or any portion of such holder’s ADSs may validly tender such ADSs by following the instructions below and in the ADS Letter of Transmittal.

Registered Holders of ADRs Evidencing ADSs

If you are a registered holder of ADRs evidencing ADSs, you should properly complete and duly execute the accompanying ADS Letter of Transmittal, which is also available from MacKenzie Partners, Inc. (the “Information Agent”), and all other documents required by the ADS Letter of Transmittal, and you should timely submit these documents bearing your original signature, together with the ADRs evidencing ADSs that you intend to tender, to the Tender Agent at the address set forth on the back cover of this Offer to Purchase, such that the Tender Agent receives these documents before one minute after 11:59 p.m., New York City time, on the Expiration Date. Do NOT send any ADRs evidencing ADSs, the ADS Letter of Transmittal or any related documents, to Sequans, Parent, Purchaser or the Information Agent. Note that, in some circumstances, your signature on the ADS Letter of Transmittal or the signature of an endorser of the tendered ADRs must be guaranteed under the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (a signature guarantee of that kind, a “Medallion Guarantee”).

Registered Holders of Uncertificated ADSs

If you are a registered holder of uncertificated ADSs on the books of the ADS Depositary, the Bank of New York Mellon, you must properly complete and duly execute the accompanying ADS Letter of Transmittal, which is also available from the Information Agent, and timely deliver it bearing your original signature, together with all other documents required by the ADS Letter of Transmittal, to the Tender Agent at the address set forth on the back cover of this Offer to Purchase, such that the Tender Agent receives these documents before one minute after 11:59 p.m., New York City time, on the Expiration Date. Note that, in some circumstances, your signature on the ADS Letter of Transmittal must be guaranteed by a Medallion Guarantee.

ADSs Held through a Broker or Other Securities Intermediary in The DTC System

If you hold ADSs through a broker or other securities intermediary in the DTC system, you should promptly contact your broker or other securities intermediary and request that the securities intermediary tender your ADSs on your behalf through DTC. In order for a book-entry transfer to constitute a valid tender of your ADSs into the Offer, the ADSs must be tendered by your securities intermediary before one minute after 11:59 p.m.,

New York City time, on the Expiration Date. Further, before one minute after 11:59 p.m., New York City time, on the Expiration Date, the Tender Agent must receive (i) a confirmation of such tender of your ADSs and (ii) an Agent’s Message.

The term “Agent’s Message” means a message transmitted to the Tender Agent by DTC, received by the Tender Agent, and forming a part of a book-entry confirmation that states that DTC has received an express acknowledgment from the participant tendering the ADSs that are the subject of such book-entry confirmation stating that such participant has received and agrees to be bound by the terms of this Offer to Purchase and the ADS Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Participants in DTC, and other securities intermediaries are likely to establish cut-off times and dates that are earlier than one minute after 11:59 p.m., New York City time, on the Expiration Date, to receive instructions to tender ADSs. Note that if your ADSs are held through a broker or other securities intermediary and your securities intermediary tenders your ADSs as instructed by you, your securities intermediary may charge you a transaction or service fee. You should consult your securities intermediary to determine the cut-off time and date applicable to you, and whether you will be charged any transaction or service fee.

If you are unable to perform the procedures described above before one minute after 11:59 p.m., New York City time, on the Expiration Date, you may still be able to tender your ADSs into the Offer in accordance with the procedures for guaranteed delivery that we are making available (see “The Tender Offer—Procedures for Tendering into the Offer—Guaranteed Delivery Procedures”).

The method of delivery of the ADS Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and sole risk of the tendering shareholder, and delivery will be considered made only when the Tender Agent actually receives the ADS Letter of Transmittal and all other required documents. If delivery is by mail, registered mail with return receipt requested, properly insured, is encouraged and strongly recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

DO NOT DELIVER ANY DOCUMENTS TO SEQUANS, PARENT, PURCHASER OR THE INFORMATION AGENT. DELIVERY OF THE ADS LETTER OF TRANSMITTAL OR ANY OTHER REQUIRED DOCUMENTS TO SEQUANS, PARENT, PURCHASER OR THE INFORMATION AGENT DOES NOT CONSTITUTE A VALID TENDER.

Guaranteed Delivery Procedures

Guaranteed delivery procedures are only available for ADSs tendered into the Offer and not for Ordinary Shares. If you wish to tender ADSs pursuant to this Offer to Purchase, but cannot deliver such ADSs and all other required documents to the Tender Agent before one minute after 11:59 p.m., New York City time, on the Expiration Date, you may nevertheless tender such ADSs if all of the following conditions are met:

•

the tender is made through a member firm of a national securities exchange registered with the SEC or the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the U.S. (each, an “Eligible Institution”);

•

the Tender Agent receives a properly completed and duly executed Notice of Guaranteed Delivery accompanying this Offer to Purchase from an Eligible Institution, before one minute after 11:59 p.m., New York City time, on the Expiration Date, which must be substantially in the form we have provided, setting forth your name and address, and the amount of the ADSs that you are tendering, and stating that the tender is being made by Notice of Guaranteed Delivery, which may be delivered by email attachment to the Tender Agent; and

•	the Tender Agent receives within two NYSE trading days after the date of execution of the Notice of Guaranteed Delivery (but in any event no later than two NYSE trading days following the Expiration

Date), a properly completed and duly executed ADS Letter of Transmittal, the ADRs for all of the physically tendered ADSs, in proper form for transfer, or a book-entry confirmation of tender of such ADSs through the DTC system, including delivery to the Tender Agent of the Agent’s Message instead of an ADS Letter of Transmittal, as applicable, with any required signature guarantees and any other document required by the ADS Letter of Transmittal.

The procedures for guaranteed delivery described in this Offer to Purchase may not be used during any Subsequent Offering Period.

Signature Guarantees

Signatures on an ADS Letter of Transmittal or notice of withdrawal, as applicable, must be guaranteed unless you either:

•	are the registered holder of ADSs and have not completed the box entitled “Special Transfer Instructions” or “Special Mailing Instructions” on the ADS Letter of Transmittal; or

•	are tendering ADSs for the account of an Eligible Institution.

If you are not the registered holder of the ADSs you are tendering, the ADRs you deliver must be endorsed for transfer by the registered holder or a proper separate instrument of transfer signed by the registered holder must be provided, and the signature of the registered holder on the endorsement or instrument of transfer must be guaranteed by a Medallion Guarantee.

If signatures on an ADS Letter of Transmittal or ADR must be guaranteed, the signature on a corresponding notice of withdrawal would also have to be guaranteed.

Tender Constitutes an Agreement

The tender of Ordinary Shares or ADSs pursuant to any one of the procedures described above will constitute the tendering security holder’s acceptance of the terms and conditions of the Offer. Purchaser’s acceptance for payment of the Ordinary Shares or ADSs tendered pursuant to the Offer will constitute a binding agreement between Purchaser and the tendering security holder, upon the terms and subject to the conditions of the Offer.

Matters Concerning Validity, Eligibility and Acceptance

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Ordinary Shares or ADSs, including questions as to the proper completion or execution of any Ordinary Share Acceptance Form, ADS Letter of Transmittal, Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any Ordinary Shares or ADSs, will be determined by us, in our sole discretion. We reserve the absolute right to waive any defect or irregularity in any tender of Ordinary Shares or ADSs by any holder, whether or not similar defects or irregularities are waived in the case of other holders of Ordinary Shares or ADSs. No tender of Ordinary Shares or ADSs will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. We also reserve the absolute right to reject any or all tenders of Ordinary Shares and ADSs determined by us not to be in proper form or for which acceptance for payment or payment may be unlawful. None of Parent, Purchaser, the Information Agent, the ADS Depositary, the Tender Agent or any other person is or will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including those in any Ordinary Share Acceptance Form, ADS Letter of Transmittal, Notice of Guaranteed Delivery or other required documents) and as to the proper form for transfer of any Ordinary Shares or ADSs will be final and binding to the full extent permitted by law.

THE METHOD OF DELIVERY OF THE ORDINARY SHARES AND ADSs AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING THROUGH DTC, IS AT THE OPTION AND RISK OF THE TENDERING HOLDERS OF SUCH ORDINARY SHARES AND ADSs, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE TENDER AGENT, AS APPLICABLE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY. REGISTERED MAIL WITH RETURN RECEIPT REQUESTED OR OVERNIGHT COURIER, PROPERLY INSURED, IS RECOMMENDED FOR ORDINARY SHARES OR ADRs EVIDENCING ADSs SENT BY MAIL.

If you are in any doubt about the procedure for tendering Ordinary Shares or ADSs into the Offer, please contact the Information Agent at its address and telephone numbers, as they appear on the back cover of this Offer to Purchase.

Representations and Agreements With Respect to Tenders

Each holder of the Ordinary Shares and ADSs, by tendering its securities into the Offer, irrevocably undertakes, represents, warrants and agrees (so as to bind the holder and the holder’s personal representatives, heirs, successors and assigns) as follows:

•

that it has the full power and authority to tender and assign the Ordinary Shares or ADSs tendered, and that our acceptance for payment of the Ordinary Shares or ADSs tendered pursuant to the Offer will constitute a binding agreement containing the terms and conditions of the Offer, as between us and the tendering security holder;

•

that the tendering of its Ordinary Shares or ADSs, and the execution of the Ordinary Share Acceptance Form or the ADS Letter of Transmittal, as applicable, shall constitute: (i) an acceptance of the Offer in respect of the number of Ordinary Shares or ADSs identified therein, (ii) an undertaking to execute all further documents and give all further assurances which may be required to enable us to obtain the full benefit and to obtain title to the tendered Ordinary Shares or ADSs and (iii) an acknowledgment that each such holder’s acceptance shall be irrevocable, subject to the accepting holder not having validly withdrawn such acceptance;

•

that the Ordinary Shares or ADSs in respect to which the Offer is accepted or deemed to be accepted are fully paid and non-assessable, sold free from all liens, equities, charges and encumbrances and together with all rights attaching thereto, including voting rights and the right to all dividends or other distributions having a record date after such Ordinary Shares and ADSs have been accepted for purchase in accordance herewith;

•

that the tendering of its Ordinary Shares or ADSs, and the execution of the Ordinary Share Acceptance Form or the ADS Letter of Transmittal, as applicable, constitutes the irrevocable appointment of the Tender Agent, as applicable, and its directors and agents as such holder’s attorney-in-fact and an irrevocable instruction to the attorney-in-fact to complete and execute any and all form(s) of transfer and other document(s) as may be necessary or required, at the discretion of the attorney-in-fact, in order to transfer those Ordinary Shares or ADSs validly tendered and not withdrawn, in our name or in the name of such other person(s) as Purchaser may direct, and to deliver such form(s) of transfer and other document(s) as may be required, together with other document(s) of title relating to such Ordinary Shares or ADSs, to transfer the tendered ADSs in the DTC system, to request a registration of transfer of the ADSs on the books of the ADS Depositary or to surrender the ADSs to the ADS Depositary for the purpose of withdrawal and delivery of the underlying Ordinary Shares, in each case to or as instructed by us, and to do all such other acts and things as may in the opinion of the attorney-in-fact be necessary or required for the purpose of, or in connection with, the acceptance of the Offer, and to vest title to the Ordinary Shares or ADSs in us or our nominees as aforesaid;

•

that the tendering of its Ordinary Shares, and the execution of the Ordinary Share Acceptance Form, constitutes, subject to the tendering holder of the Ordinary Shares not having withdrawn its tender, an irrevocable authority and request (i) to Sequans and its directors, officers and agents, to cause the registration of the transfer of the Ordinary Shares pursuant to the Offer and the delivery of any and all document(s) of title in respect thereof to us or our nominees and (ii) to us or our agents, to act upon any instructions with regard to notices and payments that have been recorded in the records of Sequans regarding such holder’s Ordinary Shares;

•

that this “The Tender Offer—Procedures for Tendering into the Offer—Representations and Agreements With Respect to Tenders” section shall be incorporated in and form part of the Ordinary Share Acceptance Form or ADS Letter of Transmittal, as applicable; and

•

that it agrees to ratify each and every act or thing which may be done or effected by us, Parent or any of our directors or agents, or Sequans or its agents, as applicable, in the proper exercise of the power and authorities of any such person.

Backup United States Federal Income Tax Withholding

To avoid backup withholding of U.S. federal income tax, each tendering holder that is a U.S. person for U.S. federal income tax purposes should provide a properly completed IRS Form W-9 that is signed under penalties of perjury, and which includes the holder’s correct Taxpayer Identification Number (“TIN”) (which generally is the holder’s social security or federal employer identification number), or should otherwise establish an exemption from backup withholding. A copy of IRS Form W-9 is included in the Ordinary Share Acceptance Form and ADS Letter of Transmittal. In addition to potential penalties, failure to provide the correct information on IRS Form W-9 may subject the tendering holder to backup U.S. federal income tax withholding (currently at a rate of 24%) on the payment of the purchase price made to such holder. If the tendering holder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write “Applied For” in the space provided for the TIN in Part I of the IRS Form W-9, and sign and date the IRS Form W-9. If “Applied For” is written in Part I, the Tender Agent or applicable withholding agent will withhold the applicable backup withholding amount from any payments of the purchase price to such holder until a TIN is provided. A tendering holder that is not a U.S. person may establish such holder’s exemption from backup withholding by submitting to the applicable withholding agent a properly completed appropriate IRS Form W-8, as applicable (which the Tender Agent, as applicable, will provide upon request and which may be obtained from the IRS at its Internet website: www.irs.gov), signed under penalties of perjury, attesting to that shareholder’s non-U.S. status. Such non-U.S. person should consult a tax advisor to determine which form is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a tendering shareholder may be refunded or credited against such shareholder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

4.	Withdrawal Rights

Tenders of Ordinary Shares or ADSs made pursuant to the Offer are irrevocable except as otherwise provided in this “The Tender Offer—Terms of the Offer—Withdrawal Rights” section.

You may withdraw your tender of Ordinary Shares or ADSs at any time before one minute after 11:59 p.m., New York City time, on the Expiration Date. Unless we have accepted your Ordinary Shares or ADSs for payment as provided in the Offer, you may also withdraw your tendered Ordinary Shares or ADSs at any time after the expiration of the Subsequent Offering Period.

For a withdrawal to be effective, you must (i) have previously tendered your Ordinary Shares or ADSs, as applicable, (ii) if such tender was in registered form, subsequently deliver a properly completed and duly executed written notice of withdrawal to the Tender Agent, as applicable, at the address listed on the back cover of this Offer to Purchase, and (iii) if such tender was made by your broker or other securities intermediary on your behalf, instruct that your securities intermediary make the withdrawal by contacting the Tender Agent, or in accordance with the procedures of DTC, as applicable.

The notice of withdrawal must be received before one minute after 11:59 p.m., New York City time, on the Expiration Date, or such earlier cut-off time and date as your broker or other securities intermediary may specify, if applicable. Any notice of withdrawal must specify:

•	the name of the person who tendered Ordinary Shares or ADSs to be withdrawn;

•	the number of Ordinary Shares or ADSs to be withdrawn; and

•	the name of the registered holder of Ordinary Shares or ADSs to be withdrawn, if different from that of the person who tendered such Ordinary Shares or ADSs.

If you have delivered ADRs evidencing your ADSs to the Tender Agent then, in order for the ADRs to be released, you must also:

•	submit the serial number shown on the particular ADR tendered evidencing the ADSs to be withdrawn; and

•	have the signature on the notice of withdrawal guaranteed by an Eligible Institution, if the original ADS Letter of Transmittal required a signature guarantee.

You may not rescind a notice of withdrawal, and withdrawn Ordinary Shares or ADSs will not be validly tendered for purposes of the Offer. However, you may re-tender withdrawn Ordinary Shares or ADSs at any time before one minute after 11:59 p.m., New York City time, on the Expiration Date by following the procedures for tendering described above in “The Tender Offer—Procedures for Tendering into the Offer.”

No withdrawal rights will apply to Ordinary Shares or ADSs tendered during a Subsequent Offering Period and no withdrawal rights apply during a Subsequent Offering Period with respect to Ordinary Shares or ADSs tendered into the Offer and accepted for payment.

All questions as to the form and validity, including time of receipt, of any notice of withdrawal will be determined by us, in our sole discretion, subject to applicable law, which determination shall be final and binding. None of Sequans, Parent, Purchaser, the Information Agent, the ADS Depositary, the Tender Agent or any other person, is or will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Tax Considerations

Material U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences to U.S. Holders (as defined below) that receive cash in exchange for their Company Shares pursuant to the Offer. This summary does not purport to consider all aspects of U.S. federal income taxation that might be relevant to a U.S. Holder. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Company Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

•

a trust that (i) is subject to the primary supervision of a court within the United States and of which one or more U.S. persons have the authority to control all substantial decisions or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Company Shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the tax treatment of the partnership. A partner of a partnership holding Company Shares should consult its own tax advisor regarding the U.S. federal income tax consequences of the Offer.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated under the Code, published rulings of the U.S. Internal Revenue Service (the “IRS”), and court decisions, all as of the date hereof. These laws are subject to change or differing interpretation, possibly on a retroactive basis, which could affect the treatment described below. In addition, we have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of a challenge. The discussion applies only to U.S. holders who hold their Company Shares as “capital assets” within the meaning of Section 1221 of the Code, and does not apply to (i) holders of Company Shares received in connection with the exercise of employee stock options, the performance of services, or otherwise as compensation, (ii) holders who hold an equity interest, actually or constructively, in Parent or Company after the Offer, or (iii) holders who may be subject to special rules under U.S. federal income tax laws (such as insurance companies, banks, tax-exempt organizations, financial institutions, broker-dealers, partnerships, S corporations or other pass-through entities (or investors therein), mutual funds, traders in securities who elect the mark-to-market method of accounting, shareholders subject to the alternative minimum tax, shareholders that have a functional currency other than the U.S. dollar or shareholders who hold Company Shares as part of a hedge, straddle, wash sale, constructive sale or conversion transaction, persons that own directly, indirectly, or through attribution 10% or more of the voting power or value of the outstanding Company Shares, persons holding Company Shares in connection with a trade or business conducted outside the United States, controlled foreign corporations within the meaning of Section 957 of the Code, or passive foreign investment companies within the meaning of Section 1297 of the Code (each, a “PFIC”)). This discussion does not address the U.S. tax consequences to holders of Company Shares that make a decision not to participate and tender their Company Shares in the Offer, and that may instead participate in the Merger and first receive equity in German Merger Sub (as defined below) as a result of the Merger, and that may later ultimately receive cash as a result of the contemplated subsequent Merger Squeeze Out. This discussion also does not address the U.S. tax consequences of the receipt of cash in connection with the treatment of stock-based awards or any other matters relating to equity compensation or benefit plans, or of the receipt of cash pursuant to the Offer by any holders of Company Shares or equity securities that are subject to special circumstances, including the U.S. tax consequences that may be applicable to holders of vested Company Share Options, unvested Company Share Options, Company Warrants, or Company Shares purchased under the Company’s ESSP. This discussion also does not address the U.S. federal estate, gift, unearned income Medicare contribution, alternative minimum tax or any other applicable non-income tax laws, or any applicable state, local or non-U.S. tax laws.

U.S. Holders of Company Shares that make a decision not to participate and tender their Company Shares in the Offer, and that may instead participate in the Post-Offer Reorganization and first receive equity in German Merger Sub as a result of the Demerger and the Merger, and that may later ultimately receive cash as a result of the contemplated subsequent Merger Squeeze Out, are generally expected to be subject to U.S. federal income taxation on the cash received in the Merger Squeeze Out. In addition, such U.S. Holders may be subject to potential German withholding taxes in connection with the Merger Squeeze Out, assuming the Merger Squeeze Out ultimately occurs, and such German withholding taxes may not be creditable for U.S. federal income tax purposes depending on various factors, including each U.S. Holder’s particular circumstances (see “The Tender Offer—Tax Considerations—Certain German Tax Consequences”). The actual U.S. federal income tax consequences of the Merger will also depend upon the exact manner in which the Merger is ultimately effected (see “The Tender Offer— Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations—The Post-Offer Reorganization—Alternative Post-Offer Reorganization”). U.S. Holders that make a decision not to participate and tender their Company Shares in the Offer are urged to consult with their own tax advisors regarding the potential U.S. federal income tax consequences to them of the Post-Offer Reorganization based upon their own particular circumstances.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF RECEIVING CASH IN EXCHANGE FOR YOUR COMPANY SHARES PURSUANT TO THE OFFER OR, IN THE EVENT THAT YOU MAKE A DECISION NOT TO TENDER YOUR COMPANY SHARES IN THE OFFER, IN CONNECTION WITH THE MERGER SQUEEZE OUT, ASSUMING THE MERGER SQUEEZE OUT OCCURS, AS PART OF THE POST-OFFER REORGANIZATION, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME, AND OTHER TAX LAWS IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

Exchange of Company Shares for Cash Pursuant to the Offer

The exchange of Company Shares for cash by a U.S. Holder in the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder that exchanges Company Shares for cash in the Offer will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received with respect to such shares (determined before the deduction of any applicable withholding taxes, as described below under “Backup Withholding and Information Reporting”) and the U.S. Holder’s adjusted tax basis in such shares. A U.S. Holder’s adjusted tax basis will generally equal the price the U.S. Holder paid for its Company Shares. Gain or loss will also generally be determined separately for each block of Company Shares held by a U.S. Holder (i.e., Company Shares acquired at the same cost in a single and separately identifiable transaction). Any such capital gain or loss will generally be long-term capital gain or loss where the U.S. Holder’s holding period for such Company Shares is more than one year at the effective time of the Offer. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates. There are limitations on the deductibility of capital losses.

Sequans has indicated to Parent and Purchaser that it believes, and the foregoing discussion assumes, that Sequans is not currently, and has not been a PFIC, for U.S. federal income tax purposes. In general, the test for determining whether Sequans is or has been a PFIC is applied annually and is based upon the composition of Sequans’ and certain of its affiliates’ income and assets for such taxable year. If Sequans were treated as a PFIC in the current taxable year or in any prior taxable year in which a tendering U.S. Holder has held its Company Shares, then such U.S. Holder generally would be subject to adverse U.S. federal income tax consequences with respect to gain recognized on any sale or exchange of such Company Shares, including an exchange of such Company Shares pursuant to the Offer, although such adverse U.S. federal income tax consequences could potentially be mitigated if such U.S. Holder has in effect certain elections with respect to Sequans, such as a “mark-to-market” or a “qualified electing fund” election.

Backup Withholding and Information Reporting

A U.S. Holder may be subject to information reporting with respect to any payments made pursuant to the Offer. In addition, backup withholding of tax will generally apply at the statutory rate (currently at 24%) to such payments, unless the U.S. Holder or other applicable payee provides a taxpayer identification number, certifies that such number is correct and otherwise complies with the backup withholding rules or otherwise establishes an exemption. Each U.S. Holder should complete and sign, under penalty of perjury, the IRS Form W-9 to be included as part of the letter of transmittal and return it to the payment agent, in order to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the payment agent.

Backup withholding is not an additional tax. Any amounts withheld from cash payments to a U.S. Holder pursuant to the Offer under the backup withholding rules will generally be allowable as a refund or a credit against such U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. U.S. Holders are urged to consult their tax advisors as to qualifications for exemption from backup withholding and the procedure for obtaining the exemption.

Material French Tax Considerations

The following is a summary of the material French income tax consequences of the Offer that may apply to French Holders and Non-French Holders (as defined below) whose Company Shares are converted into the right to receive cash in the Offer. This summary does not purport to consider all aspects of French income taxation that may be relevant to our shareholders.

This discussion is based on the French tax law, regulations and guidelines published by the French tax authorities, as construed by case law, in force as of the date hereof and is therefore likely to be affected by any changes in French tax law, which may have a retroactive effect or apply to the current year or financial year, as well as by any interpretation that may be made by the French tax authorities or case law. The discussion does not apply to French Holders or Non-French Holders of Company Shares received in connection with the exercise of employee stock options or other employee incentive mechanism, nor to such individual holders who hold Company Shares as a professional asset or as part of a savings plan.

Registration tax

In accordance with Article 726 of the French Tax Code, no registration tax is payable in France with respect to the sale of shares of a listed company that has its registered office in France unless the sale is recorded in an agreement signed in France or abroad. In the latter case, the sale of shares is subject to a transfer tax at a rate of 0.1% of the higher of the sale price or the real value of the shares, subject to certain exceptions referred to in Article 726 II of the French Tax Code. When applicable, the transfer of shares must be registered and registration tax should be paid accordingly, within one month from its completion.

Pursuant to Article 1712 of the French Tax Code, the transfer tax due if the sale is recorded in an agreement will be payable by the purchaser (in the absence of any contractual provision to the contrary). However, pursuant to Articles 1705 et seq. of the French Tax Code, all parties to the agreement will be jointly and severally responsible for the payment of transfer tax to the tax authorities.

French Holders

For purposes of this discussion, a “French Holder” is a beneficial owner of Company Shares that is, for French tax purposes:

•	an individual tax resident of France within the meaning of Article 4B of the French Tax Code and any relevant tax treaty signed by France; or

•

a legal entity tax resident of France for the purposes of French tax law and any relevant tax treaty signed by France and which does not have a permanent establishment or fixed base outside France to which Company Shares are registered or with which they may be connected.

The tender of Company Shares in the Offer will be a taxable transaction for French tax purposes. In general, shareholders whose Company Shares are tendered will realize a capital gain or loss for French tax purposes equal to the difference, if any, between the amount of cash received with respect to such shares and their tax base cost. Such capital gain or loss will be subject to a different tax regime depending on whether the French Holder is an individual subject to personal income tax or a legal entity subject to corporate income tax.

French Holders that are Individuals

In principle, net capital gains realized upon the tender of Company Shares in the Offer by a French Holder who is an individual are taxed at a flat tax rate of 30% (including 12.8% of income tax and 17.2 % of social contributions). As an alternative to the 12.8% income tax, such French Holder may opt to take into account such capital gains in its global net income subject to personal income tax at the progressive scale. In this case, capital gains on Company Shares acquired or subscribed to before January 1, 2018 are taken into account, after application of an allowance for duration of holding equal to: (i) 50% of their amount when the shares have been held for at least two years and less than eight years on the date of their sale; or (ii) 65% of their amount when the shares have been held for at least eight years on the date of their sale. Social contributions at the rate of 17.2% remain due, but 6.8% are deductible from the global income of the French Holder for income tax purposes the year it is paid. The above-mentioned option is global and applies to all income gains and income subject to the flat tax rate of the French Holder in a given year.

Net capital gains are calculated after taking into account capital losses of a similar nature realized in the same year or in the last ten years. Shareholders should contact their usual tax advisor as to the conditions of utilization of capital losses, if any.

In addition, such French Holders may be subject to the contribution on high income. This contribution is based on the reference taxable income of the fiscal household as defined in Article 1417, IV, 1° of the French Tax Code, which comprises, in particular, the gross amount of capital gains realized by the French Holder.

This contribution is levied:

•

at the rate of 3% on the fraction of the reference taxable income between €250,001 and €500,000 for taxpayers who are single, widowed, separated or divorced, and between €500,001 and €1,000,000 for taxpayers subject to joint taxation; and

•

at the rate of 4% for the fraction of the reference taxable income above €500,000 for taxpayers who are single, widowed, separated or divorced, and above €1,000,000 for taxpayers subject to joint taxation.

French Holders that are Legal Entities subject to French Corporate Income Tax

In general, capital gains on Company Shares will be subject to the standard corporate income tax rate (i.e., 25% in 2023) plus, as the case may be, a 3.3 % social surtax applicable to the amount of corporate income tax less an allowance which may not exceed €763,000 per 12-month period. Certain small and medium companies may benefit from a reduced corporate income tax rate (15%) on a portion of their profits and from an exemption from the 3.3% social surtax.

Furthermore, capital gains realized upon the sale of equity securities (titres de participation) which fall within the scope of the definition provided for by Article 219 I a quinquies of the French Tax Code and which have been held for at least two years are exempt from French corporate income tax (and the 3.3% social surtax), except for a portion equal to 12% of the gross amount of the capital gains.

Non-French Holders

Subject to the application of international tax treaties, any capital gain realized upon the transfer of Company Shares in the context of the Offer by individuals who are not tax residents of France within the meaning of Article 4 B of the French Tax Code or by entities who are not tax residents of France (which does not have a permanent establishment or fixed base subject to tax in France to which the Company Shares are registered or with which they may be connected) (“Non-French Holders”) will not be, in principle, subject to tax in France unless either:

•

they have held, at any time during the five years preceding the transfer, directly or indirectly, alone or with related individuals, more than 25% of the rights to the profits of the Company and cannot benefit from the protection of a provision of an international tax treaty, or

•

they are residents of, established in or incorporated in a Non Cooperative State or Territory (“NCST”) within the meaning of Article 238-0 A of the French Tax Code. In this latter case, capital gains will be taxed at a flat rate of 75%, subject to the provisions of applicable international tax treaties. A list of the NCST is published in a French Ministerial Decree and is updated regularly.

The French income tax consequences described above are not intended to constitute a complete description of all tax consequences relating to the Offer. Because individual circumstances may differ, each shareholder should consult the shareholder’s tax advisor regarding the applicability of the rules discussed above to the shareholder and the particular tax effects to the shareholder of the Offer in light of such shareholder’s particular circumstances, and, if applicable, the treatment of stock-based awards or any other matters relating to equity compensation.

Certain German Tax Consequences

This summary solely addresses certain German tax consequences with respect to the “tender offer”, the following “cross-border merger” of Sequans and German Merger Sub and the following “Merger Squeeze Out” for (cash) compensation and does not purport to describe every single aspect of taxation that may be relevant to every particular holder of shares issued by Sequans.

Tax matters are complex, and the tax consequences of the aforementioned steps with regard to the planned restructuring to a particular holder of shares in Sequans will depend in part on such holder’s circumstances. Therefore, in any case, shareholders are urged to consult their respective German tax advisor about their specific tax consequences (including the application and effect of any German or non-German income and other tax laws) of participating in the restructuring in light of your particular circumstances.

Tender Offer

Resident Individual Shareholders – Private Assets

Capital gains realized upon the sale of shares in Sequans are subject to a special tax rate of 25% (plus solidarity surcharge and church tax). However, expenses cannot be deducted. Rather a lump sum expense of 1,000 EUR can be deducted. Losses realized upon the sale of shares in Sequans can only be offset against respective capital gains deriving from shares (in current and later years).

Resident Individual Shareholders – Business Assets or shareholding of at least 1% (at any point in time within a 5 year period before the sale)

Capital gains realized upon the sale of shares in Sequans qualify for 40% tax exemption (sec. 3 no. 40a GITA). Correspondingly, expenses which are directly economically connected with the income can only be deducted at a rate of 60%, regardless of the year in which they have incurred. Accordingly, losses realized upon the sale of shares in Sequans are only tax deductible at a rate of 60% (sec. 3 no. 40a GITA and sec. 3c para. 2 sent. 1 GITA).

Resident Corporate Shareholders

Capital gains realized upon the sale of shares in Sequans would effectively be 95% exempt from German corporate income tax due to the German participation exemption regime (sec. 8b para. 2, 3 GCITA). Losses realized upon the sale of shares in Sequans on the other hand are fully non-deductible for German tax purposes (sec. 8b para. 3 sent. 3 GCITA).

However, the participation exemption regime does not apply if the German Corporate Shareholder is a banking or a financial services institute and the shares are allocable to his trading book (Handelsbuch), life insurer or for financial companies (Finanzunternehmen) for purposes of realizing short-term gains for its own account (sec. 8b para. 7 GCITA).

Non-Resident Shareholders

Germany should not have any taxation/WHT right with regard to capital gains upon the sale of shares in Sequans for non-resident shareholders for a lack of a German nexus.

Investment Funds

Domestic and foreign investment funds (sec. 2 GInvTA) are only subject to German CIT with their respective domestic income set forth in sec. 6 para. 3—5 GInvTA (sec. 6 para. 2 sent. 2 GInvTA). This being said, capital gains should not be included in this catalogue, thus, are not subject to German CIT on the level of the investment fund for German tax purposes.

German WHT

With respect to tax resident shareholders in Germany, capital gains are generally subject to German WHT in case the shares in Sequans are held via a German custodian bank, financial services or securities institution (e.g., shares are held in a German deposit account) according to sec. 43 para. 1 no. 9; 44 para. 1 sent. 3, 4 GITA.

This being said, no German WHT is triggered in case the receiving party of the capital gains is either (i) a German credit, financial services or securities institution itself, (ii) a resident corporation (which is not personally tax exempt) or (iii) the capital gains are subject to tax in Germany and are held as business assets (which has to be proven via special certificate obtained from the shareholders local responsible tax office).

Merger of Sequans and German Merger Sub

General Comments

On the level of the shareholders the Merger generally triggers a taxable event as a deemed share exchange (i.e., deemed capital gains) as the existing shareholders receive shares in German Merger Sub (e.g., shares in a German limited liability company/German stock corporation) for their current shares in Sequans.

This being said, some shareholders are excluded from this (see below under “Resident Shareholders holding below 1%”) general rule while other shareholders might be able to file an application to avoid deemed capital gains taxation (sec. 13 para. 2 GRTA; see below under “Resident Shareholders holding at least 1%”).

Resident Shareholders holding below 1%

According to sec. 20 para. 4a GITA there is no event of realization according to sec. 13 para. 1 or sec. 21 GRTA for shareholders with a shareholding quota below 1% if (i) Germany’s taxation right regarding the capital gains deriving from a sale in the received shares is not excluded or limited or (ii) if the Member States of the European Union, in the case of a merger, apply Article 8 of Council Directive 2009/133/EC of 19. October 2009 (the “EU Merger Directive”).

Resident Shareholders holding at least 1% (at any point in time within a 5 year period before the sale)

In case the personal (the transferring and acquiring legal entities have been established in accordance with the regulations of an EU/EEA state and have their registered office and place of management in the EU; here: Germany and France) and material scope (the Merger under foreign law is a “comparable foreign transaction” to a German merger, which should be given in case the Merger is performed in accordance with the EU Merger Directive) of the GRTA is given, shareholders can file an application with their respective competent tax authorities for a tax neutral deemed share exchange (i.e., continuation of book values/costs of acquisition) if (i) Germany’s taxation right regarding the capital gains deriving from a sale in the received shares is not excluded or limited or (ii) if the Member States of the European Union, in the case of a merger, apply Article 8 the Merger Directive (see above) according to sec. 13 para. 2 GRTA.

Non-Resident Shareholders

Germany should not have any taxation right with regard to (potential) capital gains realization/exit taxation for non-resident shareholders for a lack of a German nexus. This being said, capital gains deriving from a later sale of the received shares in German Merger Sub are generally subject to German non-resident taxation in case the respective shareholder owned at least 1% at any point in time within a 5 year period before the sale and no treaty protection applies (case-by-case analysis regarding respective treaty needed).

German WHT

The comments under A) 4. should apply here accordingly with the proviso that capital gains realized by non-resident shareholders are also not subject to German WHT.

Merger Squeeze Out

Resident Individual Shareholders – Private Assets

Capital gains realized upon the sale of shares in Sequans are subject to a special tax rate of 25% (plus solidarity surcharge and church tax). However, expenses cannot be deducted. Rather a lump sum expense of 1,000 EUR can be deducted. Losses realized upon the sale of shares in Sequans can only be offset against respective capital gains deriving from shares (in current and later years).

Resident Individual Shareholders – Business Assets or shareholding of at least 1% (at any point in time within a 5 year period before the sale)

Capital gains realized upon the sale of shares in Sequans qualify for 40% tax exemption (sec. 3 no. 40a GITA). Correspondingly, expenses which are directly economically connected with the income can only be deducted at a rate of 60%, regardless of the year in which they have incurred. Accordingly, losses realized upon the sale of shares in Sequans are only tax deductible at a rate of 60% (sec. 3 no. 40a GITA and sec. 3c para. 2 sent. 1 GITA).

Resident Corporate Shareholders

Capital gains realized upon the sale of shares in Sequans would effectively be 95% exempt from German corporate income tax due to the German participation exemption regime (sec. 8b para. 2, 3 GCITA). Losses realized upon the sale of shares in Sequans on the other hand are fully non-deductible for German tax purposes (sec. 8b para. 3 sent. 3 GCITA).

However, the participation exemption regime does not apply if the German Corporate Shareholder is a banking or a financial services institute and the shares are allocable to his trading book (Handelsbuch), life insurer or for financial companies (Finanzunternehmen) for purposes of realizing short-term gains for its own account (sec. 8b para. 7 GCITA).

Non-Resident Shareholders holding below 1%

Capital gains realized upon Merger Squeeze Out for (cash) compensation should not be subject to German non-resident taxation according to sec. 49 para. 1 no. 2 lit. e GITA in case the non-resident shareholder did not hold at least 1% of the shares in German Merger Sub / Sequans at any point in time within a 5 year period before the Merger Squeeze Out.

Non-Resident Shareholders holding at least 1%

Capital gains realized upon the sale of shares in Sequans qualify for 40% tax exemption (sec. 3 no. 40a GITA). Correspondingly, expenses which are directly economically connected with the income can only be deducted at a rate of 60%, regardless of the year in which they have incurred. Accordingly, losses realized upon the sale of shares in Sequans are only tax deductible at a rate of 60% (sec. 3 no. 40a GITA and sec. 3c para. 2 sent. 1 GITA).

Capital gains realized upon the sale of shares in Sequans would effectively be 95% exempt from German corporate income tax due to the German participation exemption regime (sec. 8b para. 2, 3 GCITA). Losses realized upon the sale of shares in Sequans on the other hand are fully non-deductible for German tax purposes (sec. 8b para. 3 sent. 3 GCITA).

However, the participation exemption regime does not apply if the German Corporate Shareholder is a banking or a financial services institute and the shares are allocable to his trading book (Handelsbuch), life insurer or for fi-nancial companies (Finanzunternehmen) for purposes of realizing short-term gains for its own account (sec. 8b para. 7 GCITA).

The comments above apply here accordingly with the proviso that capital gains remain fully exempt for non-resident corporate shareholders according to a verdict of the Federal Court of Finance in 2017 (I R 37 15 dated 31 May 2017) since sec. 8b para. 3 s. 1 GCITA does not apply in the case of non-resident taxation according to sec. 49 para. 1 no. 2 lit. e GITA.

Investment Funds

Domestic and foreign investment funds (sec. 2 GInvTA) are only subject to German CIT with their respective domestic income set forth in sec. 6 para. 3—5 GInvTA (sec. 6 para. 2 sent. 2 GInvTA). This being said, capital gains should not be included in this catalogue, thus, are not subject to German CIT on the level of the investment fund for German tax purposes.

German WHT

With respect to tax resident shareholders in Germany, capital gains are generally subject to German WHT in case the shares in Sequans are held via a German custodian bank, financial services or securities institution (e.g., shares are held in a Ger-man deposit account) according to sec. 43 para. 1 no. 9; 44 para. 1 sent. 3, 4 GITA.

This being said, no German WHT is triggered in case the receiving party of the capital gains is either (i) a German credit, financial services or securities institution itself, (ii) a resident corporation (which is not personally tax exempt) or (iii) the capital gains are subject to tax in Germany and are held as business assets (which has to be proven via special certificate obtained from the shareholders local responsible tax office).

The above comments should apply here accordingly with the proviso that capital gains realized by non-resident shareholders are also not subject to German WHT.

Stamp Duty

There is no German stamp duty.

6.	Price Range of ADSs

The ADSs are listed and traded on NYSE under the symbol “SQNS.” NYSE is the principal trading market for the ADSs. The following table sets forth, for the periods indicated, the intraday high and low trading prices per ADS on NYSE as reported by published financial sources:

	High		Low
Fiscal 2021
First Quarter	U.S.$	9.57	U.S.$	5.32
Second Quarter		6.84		4.72
Third Quarter		6.08		4.34
Fourth Quarter	U.S.$	6.20	U.S.$	4.05
Fiscal 2022
First Quarter	U.S.$	5.80	U.S.$	2.87
Second Quarter		3.35		2.28
Third Quarter		4.17		2.31
Fourth Quarter		3.94		2.75
Fiscal 2023
First Quarter	U.S.$	3.42	U.S.$	1.86
Second Quarter		2.80		1.95
Third Quarter (through September 8, 2023)		2.90		2.03

On August 4, 2023, the last full trading day prior to the announcement of the execution of the MoU, the reported closing sale price on NYSE for the ADSs was U.S. $2.13 per ADS. On September 8, 2023, the last full trading day prior to the commencement of the Offer, the reported closing sale price on NYSE for the ADSs was U.S. $2.82 per ADS. Each ADS represents four Ordinary Shares. All shareholders (including ADS holders) are urged to obtain current market quotations for the ADSs before deciding whether to tender their Company Shares.

There is no separate trading market for Ordinary Shares.

7.	Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations

Possible Effects of the Offer on the Market for ADSs

The de-listing of the ADSs or the absence of an active trading market for ADSs could reduce the liquidity and market value of the ADSs. Additionally, Sequans may no longer be eligible to maintain an SEC registered ADS program or a listing with NYSE.

Upon the consummation of the Offer, the number of ADSs that are publicly held may be so small that the liquidity of the ADSs may be significantly reduced, there may no longer be an active trading market for ADSs and the market value of the ADSs may be significantly reduced. The extent of the public market for the ADSs and the availability of price quotations would depend upon factors such as, among others:

•	the number of holders of ADSs and the number of ADSs in public ownership;

•	the aggregate market value of the Ordinary Shares and ADSs in public ownership;

•	the trading volume of the remaining ADSs on NYSE;

•	whether securities firms remain interested in maintaining a market in ADSs or providing research on Sequans;

•	the intended de-listing of the ADSs from NYSE;

•

the intended suspension of Sequans’ disclosure and reporting obligations and further duties to provide information under applicable securities laws and/or listing rules as a result of a possible de-listing;

•	the intended termination of registration of Ordinary Shares under the Exchange Act; and

•	the intended termination of the ADS Deposit Agreement.

NYSE Listing

Promptly following consummation of the Offer, to the extent permitted by applicable law, we intend to cause Sequans to de-list the ADSs from NYSE. Additionally, under NYSE rules, if Sequans fails to meet certain criteria, the ADSs could be involuntarily de-listed from NYSE. Among such criteria are minimum thresholds for (i) the number of holders, (ii) the number of ADSs publicly held and (iii) the aggregate market value of the ADSs publicly held. Thus, if we purchase a sufficient number of ADSs in the Offer, the ADSs may no longer meet NYSE’s listing requirements, regardless of our intent to voluntarily de-list the ADSs from NYSE.

Reporting Obligations and Registration under the Exchange Act

The Ordinary Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by Sequans to the SEC if the Ordinary Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Ordinary Shares under the Exchange Act would substantially reduce the information required to be furnished by Sequans to holders of Ordinary Shares and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Sequans, such as the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. If registration of the Ordinary Shares under the Exchange Act were terminated, the ADSs would no longer be “margin securities” or be eligible for quotation on NYSE. As soon as the requirements for termination of registration are met, Parent intends to cause Sequans to make a filing with the SEC to terminate registration of the Ordinary Shares under Section 12(g)(4) of the Exchange Act and to suspend Sequans’ reporting obligations under Section 15(d) of the Exchange Act.

Termination of the ADS Deposit Agreement

Sequans will enter into the ADS Deposit Agreement Amendment in order to, among other things, simplify and expedite the process by which the holder of untendered ADSs would receive consideration for such securities in the event the Minimum Condition is satisfied and the Offer is consummated. Sequans and the ADS Depositary agreed to amend the ADS Deposit Agreement in connection with the Offer and the related transactions. The ADS Deposit Agreement Amendment provides that, among other things, if Sequans provides the ADS Depositary with written notice of its desire to terminate the ADS Deposit Agreement, the ADS Depositary shall terminate the Deposit Agreement by mailing notice of such termination to the holders of ADSs at least thirty days prior to the date fixed in such notice for such termination, provided that the date of the termination shall not be prior to the close of business on the first day after the completion of the Initial Offer Period if the Minimum Condition has been satisfied and Purchaser has accepted all Company Shares tendered. If the Minimum Condition is not satisfied or Purchaser does not accept the tendered Company Shares, the termination notice shall be deemed withdrawn and the ADS Deposit Agreement shall remain in full force and effect.

If the Minimum Condition is satisfied and Purchaser accepts all the Company Shares tendered in the Offer, Purchaser intends to, during a subsequent offering period, offer to purchase the Remaining Shares in exchange for the Offer Price. If Purchaser makes the ADS Offer for the Remaining Shares, then, pursuant to the Amendment, the ADS Depositary will cancel the untendered ADSs, will sell all of the Remaining Shares to Purchaser in exchange for the Offer Price, and will hold such aggregate cash payment for the benefit of the holders of such non-tendered ADSs. The ADS Depositary will arrange to distribute such amount to such holders on a pro rata basis, less any applicable withholding taxes. Any fees and expenses incurred in connection with the cancellation of the ADSs and distribution of the funds resulting from such tender by the ADS Depositary will be funded by Purchaser. However, any holder that voluntarily surrenders ADSs to the ADS Depository for the purpose of withdrawing the underlying Ordinary Shares will pay the ADS Depositary’s fees and expenses as provided in the Deposit Agreement, which includes a $0.05 per ADS cancellation fee.

The Post-Offer Reorganization

The MoU provides, among other things, for the Post-Offer Reorganization, utilizing processes available under applicable law to (a) ensure that Purchaser becomes the owner of all of Sequans’ businesses and operations from and after the consummation of the Post-Offer Reorganization and (b) use reasonable best efforts to cause any holders of Company Shares who do not tender their Company Shares in the Offer (including during a subsequent offering period, as it may be extended) to be offered or to receive statutory compensation under applicable law for their Company Shares, without interest and less applicable withholding taxes.

The consummation of the Post-Offer Reorganization is conditioned on the successful consummation of the Offer by Purchaser, in accordance with the terms of the MoU and the approval of the proposals enacting the Post-Offer Reorganization by the shareholders of Sequans. Unless these conditions are satisfied, the Post-Offer Reorganization will not be consummated, even if it is approved by the shareholders. Conversely, Parent may elect, in its sole discretion, not to effect the Post-Offer Reorganization, to effect the Post-Offer Reorganization in part, take alternative action to effectuate a corporate reorganization in a different way, or not to effect any corporate reorganization.

The Appointments

In accordance with the MoU and effective on the Offer Acceptance Time, Sequans, Parent and Purchaser have agreed to use commercially reasonable efforts to ensure that the Sequans Board will be comprised of three (3) directors (or such greater number as specified by Purchaser), including, in the case of the Company, by using commercially reasonable efforts to obtain the necessary resignations of existing directors.

The Demerger

Following and subject to the consummation of the Offer, and subject to Parent electing, in its sole discretion, to not effect the Post-Offer Reorganization, Sequans intends to transfer all of its assets and liabilities to a société par actions simplifiée organized under the laws of France, and wholly owned by Sequans (“Sequans SAS”), in accordance with a draft asset contribution agreement under the demerger regime (apport partiel d’actif soumis au régime juridique des scissions) in accordance with French law (the “Demerger Agreement” and such transaction, the “Demerger”), in exchange for new ordinary shares of Sequans SAS. In connection with the Demerger, Sequans will file a tax request for a ruling in accordance with article 209 II of the French tax code in order to obtain the transfer to Sequans SAS of Sequans’ available carried-forward tax losses (including carried forward non-deductible interest).

Pursuant to the Demerger Agreement, the completion of the Demerger is subject to conditions precedent including notably (i) the consummation of the Offer and (ii) approval of the Demerger by the Combined Meeting.

In accordance with French applicable law on demerger, one or more court-appointed demerger appraiser(s) shall prepare and present to the shareholders of the involved companies reports on the Demerger (one on the terms of the Demerger and one on the valuation of the assets contributed). Their purpose is to (i) assess the relevance of the net asset to be contributed to Sequans SAS and verify that it is not overestimated, (ii) verify that the value of the contributed net asset is at least equal to the amount of the increase in capital of Sequans SAS and (iii) verify the relevance and the fairness of the relative values of the contributed net asset and the newly issued shares.

The Demerger Agreement will be filed with the Clerk of the Commercial Court of Nanterre (France) and will be made available to the shareholders of Sequans and Sequans SAS together with the relevant documentation as required under French law (including the Demerger appraiser reports) at least thirty days before the date of the Combined Meeting.

As a result of the Demerger, Sequans SAS would own all of the assets and liabilities, rights and obligations of any kind and other legal relationships in relation to Sequans’ businesses and operations with the exception, as the case may be, of those specifically excluded as listed in the Demerger Agreement.

The Merger

Following and subject to the consummation of the Demerger, and subject to Parent electing, in its sole discretion, to not effect the Post-Offer Reorganization, a cross-border merger will be effectuated of Sequans into Skylinehöhe 105. V V AG (or any future name of such entity, as the case may be), a German stock corporation (Aktiengesellschaft) organized under the laws of Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main under number HRB 131120 (“German Merger Sub”), that is a direct, wholly owned subsidiary of Purchaser, pursuant to a cross-border merger plan (the “Merger Plan”), in accordance with Sections 305 et seqq. of the German Companies Transformation Act (Umwandlungsgesetz) and Articles L. 236-1 et seq. and L. 236-31 et seq. of the French Commercial Code, entered into between Sequans and German Merger Sub. German Merger Sub will survive the merger contemplated by the Merger Plan (the “Merger”) and as a result of such Merger, each Ordinary Share outstanding immediately prior to the consummation of the Merger will be exchanged into one duly authorized, validly issued and fully paid share of German Merger Sub and each ADS outstanding immediately prior to the consummation of the Merger will be exchanged into four duly authorized, validly issued and fully paid shares of German Merger Sub.

Pursuant to the Merger Plan, the completion of the Merger is subject to conditions precedent including notably (i) the completion of the Demerger, (ii) the consummation of the Offer and (iii) approval of the Merger by the Combined Meeting.

In accordance with French and German applicable laws on merger, one or more court-appointed merger appraiser (s) shall prepare and present to the shareholders of the involved companies a joint report of the Company and German Merger Sub on the Merger (and one on the terms of the Demerger and one on the valuation of the assets contributed). Their purpose is to (i) verify the completeness and correctness of the Merger Plan, (ii) assess the relevance of the net asset to be contributed to German Merger Sub and verify that it is not overestimated, (iii) verify that the value of the contributed net asset is at least equal to the amount of the increase in capital of German Merger Sub and (iv) assess the fairness of the exchange ratio for each company’s shareholders.

The Merger Plan will be filed with the Clerk of the Commercial Court of Nanterre (France) and will be made available to the shareholders of Sequans together with the relevant documentation as required under French law (including the Merger appraiser reports) at least thirty days before the date of the Combined Meeting. In addition, the Merger Plan will be filed with the commercial register (Handelsregister) of Frankfurt am Main (Germany) and, in consequence, published.

Upon the consummation of the Demerger and the Merger, Sequans will cease to exist as société anonyme organized under the laws of France and the surviving entity shall be German Merger Sub, which will hold, as a result of the Merger, all of the outstanding ordinary shares of Sequans SAS.

Any holder of Ordinary Shares or ADSs that did not tender their Ordinary Shares or ADSs in the Offer will, as a result of the Demerger and the Merger, own an equivalent proportional equity ownership in German Merger Sub. Upon the consummation of the Merger, each then-outstanding Company RSA, Company Share Option and Company Warrant, in each case, after giving effect to the cancellation of any Company Share Options, Company Warrants and Company RSAs in the manner set forth in the MoU, shall be assumed by German Merger Sub on substantially identical terms (including with respect to vesting) and containing substantially similar restrictions.

The Combined Meeting is being called in connection with the Post-Offer Reorganization in order to provide information regarding the Offer and for Sequans shareholders to vote on the resolutions to approve the Demerger, the Merger and the director appointments as described in “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations—The Post-Offer Reorganization—The Appointments—The Post-Offer Reorganization—The Appointments,” “—The Demerger” and “—The Merger.”

The Post-Merger Reorganization

Following the Demerger and the Merger and subject to Parent electing, in its sole discretion, to proceed with such reorganization, Purchaser and its affiliates will engage in a transaction whereby any holders of equity of German Merger Sub that are not affiliates of Parent will have their equity cancelled in exchange for statutory compensation in accordance with German law (the “Post-Merger Reorganization”). At this time, Purchaser and its affiliates plan to effectuate the Post-Merger Reorganization by way of a merger squeeze out, as further described below.

The Merger Squeeze Out

Subject to Parent electing, in its sole discretion, to not effect the Post-Merger Reorganization, prior to the Merger Squeeze Out (as defined below), Parent will (to the extent not already done so, as the case may be) cause Purchaser to change its legal form from a German limited liability (Gesellschaft mit beschränkter Haftung) into a German stock corporation (Aktiengesetz) organized under German law pursuant to Sections 190 et seqq. the German Companies Transformation Act (Umwandlungsgesetz). Following the Demerger and the Merger, Purchaser plans to effectuate a merger of German Merger Sub with and into Purchaser pursuant to Section 62 para. 1 of the German Companies Transformation Act (Umwandlungsgesetz) by way of conclusion of a merger agreement (Verschmelzungsvertrag) between Merger Sub as transferring entity and Purchaser as assuming entity followed by the resolution of the shareholders’ meeting (Hauptversammlung) of German Merger Sub to request the transfer of all shares of German Merger Sub held by persons other than Parent to Parent pursuant to Section 62 para. 5 of the German Companies Transformation Act (Umwandlungsgesetz) in conjunction with Sections 327a et seqq. of the German Stock Corporation Act (Aktiengesetz) against payment of statutory compensation in accordance with German law (the “Merger Squeeze Out”).

In accordance with German applicable laws, a court-appointed valuator shall verify the statutory consideration suggested by Parent payable to holders of shares of German Merger Sub (other than Parent and its affiliates) for the transfer of their shares to Parent in connection with the Merger Squeeze Out.

Closing and Effective Time of the Post-Offer Reorganization

The Post-Offer Reorganization is contemplated to be completed as soon as reasonably practicable following the consummation of the Offer. The Post-Offer Reorganization is contingent upon the successful consummation of the Offer as contemplated by the MoU and may be abandoned by Purchaser at any time in its discretion. For clarity, if the Offer is not consummated, the transactions necessary to effectuate the Post-Offer Reorganization will not occur and the MoU will be terminated.

Assuming satisfaction or waiver of the conditions to the Offer, including receipt of the necessary regulatory approvals, receipt of confirmation of the tax treatment regarding the Post-Offer Reorganization from Japanese tax authorities and the approval of Sequans shareholders of the Post-Offer Reorganization, the Merger and the Demerger are expected to be completed by the first quarter of 2024 and the Post-Merger Reorganization is expected to be completed in the fourth quarter of 2024. For clarity, from and after the consummation of the Offer, Purchaser, in its discretion, may abandon or delay the implementation of the Post-Offer Reorganization or the Post-Merger Reorganization.

Alternative Post-Offer Reorganization

The MoU provides that Parent may also effectuate, or cause to be effectuated, the Post-Merger Reorganization by means of any of the following, as an alternative to the Merger Squeeze Out (each an “Alternative Post-Merger Restructuring”):

(a) the resolution of the shareholders’ meeting (Hauptversammlung) of German Merger Sub to request the transfer of all shares of German Merger Sub held by persons other than Parent or its affiliates to Parent pursuant to Sections 327a et seqq. of the German Stock Corporation Act (Aktiengesetz) against payment of statutory compensation, which will be determined by Parent subject to verification by a court-appointed valuator. (the “Statutory Squeeze Out”);

(b) a profit and loss transfer and domination agreement (Ergebnisabführungs- und Beherrschungsvertrag) analogous/pursuant to Sections 291 et seqq. of the German Stock Corporation Act (Aktiengesetz) with Purchaser as the dominating and the Merger Sub as the dominated entity;

(c) a sale and transfer of any or all assets and/or liabilities between German Merger Sub and its affiliates or between German Merger Sub, on the one hand, and Purchaser or Parent, on the other hand, or their respective affiliates;

(d) a distribution of proceeds, cash and/or assets to the shareholders of German Merger Sub or share buybacks;

(e) a dissolution and/or liquidation of German Merger Sub;

(f) a contribution of cash and/or assets by Purchaser, Parent or by any affiliate of Parent in exchange for ordinary shares in German Merger Sub’s share capital by means of an ordinary capital increase of German Merger Sub under Sections 182 et seqq. German Stock Corporation Act, in which circumstances the subscription rights (Bezugsrechte) of German Merger Sub’s minority shareholders could be excluded subject to Section 186 paras. 3 and 4 German Stock Corporation Act;

(g) any transaction between German Merger Sub and Purchaser or their respective affiliates at terms that are not at arm’s length;

(i) any transactions, restructurings, share issues, procedures and/or proceedings in relation to German Merger Sub and/or one or more of its affiliates required to effect the aforementioned transactions; and

(j) any combination of the foregoing.

Margin Regulations

The ADSs are currently “margin securities” under the regulations of the Board of Governors of the U.S. Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. If registration of the Ordinary Shares under the Exchange Act is terminated and, consequently, there is no liquid market for the ADSs, it is possible that following the Offer, the ADSs would no longer constitute margin securities under the regulations of the Federal Reserve Board. As such, the ADSs could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning Sequans

Except as otherwise set forth herein, the information concerning Sequans contained in this Offer to Purchase has been furnished by Sequans or its representatives, or taken from or based upon publicly available documents and records on file with the SEC and other public sources. None of Parent, Purchaser or any of their respective affiliates, the Information Agent, the ADS Depositary or the Tender Agent assumes any responsibility for the accuracy of the information concerning Sequans contained in such documents or records, or for any failure by Sequans to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, Purchaser or any of their respective affiliates, the Information Agent, the ADS Depositary or the Tender Agent.

General

Sequans is a société anonyme organized under the laws of France. The address of Sequans’ principal executive office is 15-55 boulevard Charles de Gaulle 92700 Colombes, France. The telephone number of Sequans’ principal executive office is +33 1 70 72 16 00. Sequans is a leader in data integration and data integrity. Sequans is a fabless semiconductor company that designs and develops chipsets and modules for Internet of Things (IoT) devices. Offering products with extensive 5G/4G cellular categories, including 5G NR, Cat 4, Cat 1 and LTE-M/NB-IoT, Sequans provides reliable IoT wireless connectivity without the need for a gateway. Sequans also has proven expertise in low-power wireless devices, which is crucial in supporting massive IoT applications operating at low data rates. Its certified solutions are designed to work with all major radio frequency regulatory specifications by leading carriers in North America, Asia-Pacific and Europe.

Available Information

The Company’s Ordinary Shares are registered under the Exchange Act. Accordingly, Sequans is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports and other information with the SEC relating to its business, financial condition, and other matters. Information as of particular dates concerning Sequans’ directors and officers, their remuneration, options and RSAs granted to them, the principal holders of Sequans’ securities, any material interests of such persons in transactions with Sequans and other matters, is required to be disclosed in Sequans’ periodic reports. Such information also will be available in the Schedule 14D-9 to the extent required to be reported under the rules and regulations of the SEC applicable to the Offer. Such reports and other information are available at the SEC’s website that contains reports and other information about issuers, such as Sequans, who file electronically with the SEC. The address of that site is http://www.sec.gov. This website address is not intended to function as a hyperlink, and the information contained on the SEC’s website is not incorporated by reference in this Offer to Purchase and it should not be considered to be a part of this Offer to Purchase. Sequans also maintains a website at http://www.sequans.com. The information contained in, accessible from or connected to Sequans’ website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Sequans’ filings with the SEC.

Financial Information

The audited financial statements of Sequans as of and for the years ended December 31, 2021 and December 31, 2022 are incorporated herein by reference to the consolidated financial statements of Sequans included as Item 8 to the Sequans Form 20-F. The unaudited consolidated financial statements of Sequans for the six months ended June 30, 2023 and June 30, 2022 are incorporated herein by reference to Sequans’ Form 6-K filed with the SEC on August 7, 2023 (the “Sequans Form 6-K”).

Summary Consolidated Financial Data

The summary consolidated financial data for the years ended December 31, 2021 and 2022 that follow are extracted from, and should be read in conjunction with, the consolidated financial statements and notes thereto contained in the Sequans Form 20-F. Sequans consolidated financial statements are prepared in U.S. dollars in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. More comprehensive financial information is included in such report (including management’s discussion and analysis of financial conditions and results of operations) and other documents filed by Sequans with the SEC, and the following is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above. See “The Tender Offer—Certain Information Concerning Sequans—Available Information”.

Consolidated Statements of Operations Data:

	Year ended December 31,
(in thousands, except share, ADS and per share and per ADS amounts)	2021	2022
Total revenue	$50,879	$60,551
Gross profit	$27,189	$42,880
Operating income (loss)	$(18,319)	$(3,839)

Net loss	$(20,263)	$(9,008)

Basic and diluted earnings (loss) per Ordinary Share	$(0.14)	$(0.05)
Weighted average number of shares used for computing:
Basic and diluted per Ordinary Share	146,691,784	184,587,104
Basic and diluted earnings (loss) per ADS	$(0.55)	$(0.20)
Weighted average number of ADS used for computing:
Basic and diluted per ADS	36,672,946	46,146,776

Consolidated Statements of Financial Position Data:

	At December 31,
(in thousands)	2021	2022
Cash and cash equivalents	$4,835	$5,671
Working capital	$(7,842)	$3,607
Total assets	$89,564	$98,755
Total liabilities	$113,870	$96,651
Equity (deficit):
Issued capital, euro 0.01 nominal value	$3,687	$2,306
Share premium	298,389	2,418
Other capital reserves	57,198	62,870
Accumulated deficit	(383,554)	(65,099)
Other components of equity	(26)	(391)
Total equity (deficit)	$(24,306)	$2,104

Sequans net book value as of December 31, 2022, was $2.1 million.

All shareholders (including ADS holders) are encouraged to review the Schedule 14D-9 carefully and in its entirety before deciding whether to tender their Ordinary Shares or ADSs.

9.	Certain Information Concerning Parent and Purchaser

Parent is a Japanese corporation and is a premier supplier of advanced semiconductor solutions and brings combined expertise in embedded processing, analog, power and connectivity to deliver complete semiconductor solutions that accelerate time to market for automotive, industrial, infrastructure and IoT applications, enabling billions of connected, intelligent devices that enhance the way people work and live. Their principal office is located at 3-2-24, Toyosu, Koto-ku, Tokyo 135-0061, Japan and its telephone number is +81-3-6773-3000.

Purchaser is a German limited liability company (Gesellschaft mit beschränkter Haftung—GmbH) and a direct wholly-owned subsidiary of Parent. Purchaser designs, develops and sells semiconductor products in Europe. The principal office of Purchaser is located at Arcadiastrasse 10, 40472 Dusseldorf, Germany, and its telephone number is +49-211-6503-0.

The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors, executive officers and control persons of Parent and Purchaser and certain other information are set forth in Schedule I to this Offer to Purchase.

None of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule I, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

10.	Source and Amount of Funds

The Offer is not conditioned upon any financing arrangements.

Parent and Purchaser anticipate that the total amount of funds required (i) to purchase all outstanding Ordinary Shares pursuant to the Offer and to complete the MoU, (ii) to pay for the equity awards and warrants required to be cashed out by the MoU and (iii) and to pay fees and expenses in connection with the foregoing, will be approximately U.S. $191.8 million and will be funded through cash on hand available to Parent.

11.	Dividends and Distributions

Sequans has never paid cash dividends on the Ordinary Shares. Pursuant to the MoU, Sequans has agreed not to declare, set aside or pay any type of dividend, whether payable in cash, share or property, in respect of any Ordinary Shares, without both (i) the prior written consent of Purchaser and (ii) a reduction of Offer Price by the amount of such dividend.

12.	Conditions of the Offer

In addition to the satisfaction of the Minimum Condition, Purchaser will not be obligated to accept for payment or pay for any validly tendered Company Shares (subject to applicable rules and regulations of the SEC), and may terminate the Offer and the MoU if, as of immediately prior to acceptance for payment of any Company Shares, any of the following conditions are not satisfied or have not been waived to the extent legally permissible:

•

the representations and warranties made by Sequans in the MoU relating to Sequans’ share capital (i) with respect to Sequans’ issued and outstanding Ordinary Shares are true and correct (except for de minimis inaccuracies) and (ii) with respect to Sequans’ equity awards are true and correct, except where the failure to be so true and correct in all respects would not reasonably be expected to result in additional material cost, expense or liability to Purchaser and Purchaser, individually or in the aggregate, that is more than €200,000, in each case as of the Expiration Date (except to the extent a representation or warranty was expressly made as of a particular date, and in which case, on and as of such date);

•

the representations and warranties made by Sequans in the MoU relating to Sequans’ corporate organization, good standing and qualification and subsidiaries, Sequans’ capitalization and equity securities (other than those covered in the previous bullet), corporate authority, and financial advisors and brokers are true and correct as of the Expiration Date (except to the extent a representation or warranty was expressly made as of a particular date, and in which case, on and as of such date, and without giving effect to any qualification set forth therein as to “materiality,” “Material Adverse Effect” or other qualifications based on the word “material” or similar phrases except the extent such representation or warranty relates to an affirmative obligation to list disclosure), except as would not be material to Sequans and its subsidiaries, taken as a whole;

•

the remaining representations and warranties made by Sequans in the MoU are true and correct as of the Expiration Date (except to the extent a representation or warranty was expressly made as of a particular date, and in which case, on and as of such date, and without giving effect to any qualification set forth therein as to “materiality,” “Material Adverse Effect,” or other qualifications based on the word “material” or similar phrases, except to the extent such representation or warranty relates to an affirmative obligation to list disclosure or with respect to representations and warranties made by Sequans in the MoU relating to litigation by or against Sequans or its subsidiaries or affecting any of their respective assets), except where the failure of such representation or warranty of Sequans to be true and correct, will not have had, and would not reasonably be expected to result in, a Material Adverse Effect;

•	Sequans will have performed or complied in all material respects with any covenant or obligation of Sequans under the MoU prior to the Expiration Date;

•	since the date of the MoU, no Material Adverse Effect will have occurred;

•

Parent and Purchaser will have received a certificate executed by an executive officer of Sequans, dated as of the Expiration Date, to the effect that each of the conditions described in each of the foregoing five bullets have been satisfied;

•	the regulatory approvals provided in the “Legal Matters; Required Regulatory Approvals” section herein have been granted (or relevant waiting periods will have expired);

•

no governmental authority of competent jurisdiction will have enacted, issued, promulgated, enforced, or entered any decision, injunction, decree, ruling, law, or order that makes the Offer illegal or otherwise prohibits the consummation of the Offer or the other transactions contemplated by the MoU;

•

the adoption by the shareholders of Sequans of the resolutions effectuating the Demerger and the Merger and the resolutions approving the director appointments as described in “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations—The Post-Offer Reorganization—The Appointments” by Sequans shareholders at the Combined Meeting;

•

Parent shall have received the reply from the National Tax Agency of Japan (including its subordinate organizations responsible for ruling requests including the Tokyo Regional Tax Bureau) confirming that the Merger, the Demerger and the Merger Squeeze Out would not trigger taxable gain under Article 66-6 of Act on Special Measures Concerning Taxations of Japan; and

•	the MoU has not been validly terminated in accordance with its terms.

13.	Legal Matters; Required Regulatory Approvals

General

Except as described in this Offer to Purchase, we are not aware of any pending legal proceeding relating to the Offer. Except as set forth in this Offer to Purchase, based on its examination of publicly available information filed by Sequans with the SEC and other publicly available information concerning Sequans, we are not aware of any licenses or regulatory permits that appear to be material to the business of Sequans and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser’s acquisition of Company Shares in the Offer, or of any filings, approvals, or other actions by or with any governmental authority that would be required for our acquisition or ownership of the Company Shares pursuant to the Offer. Should any such approval or other action be required, we expect to seek such approval or action. There can be no assurance that any such approval or other action, if required, would be obtained without substantial conditions, or that adverse consequences to Sequans business might not result. Except as otherwise described in this Offer to Purchase, although we do not presently intend to delay the acceptance for payment of or payment for Company Shares tendered into the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in consequences adverse to Sequans’ business or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action.

Regulatory Approvals

For purposes of the MoU, “Regulatory Approvals” means CFIUS Approval, French FDI Approval, UK NSI Approval, Taiwan Merger Control Approval (each as defined below) and any other permits, consents, approvals, clearances, authorizations, qualifications and orders of any relevant authorities that are necessary or advisable to commence and complete the Offer, the Post-Offer Reorganization and to consummate and make effective the transactions contemplated by the MoU. The approvals described under each of the following subheadings are specifically enumerated as Required Approvals under the MoU.

Completion of the Offer is subject to the Regulatory Approvals. Parent and Sequans have submitted or will submit filings in the United States, France, the United Kingdom, and Taiwan. Although Parent and Sequans believe that they will be able to obtain these clearances in a timely manner, they cannot be certain when or if they will do so.

Committee on Foreign Investment in the United States (“CFIUS”)

Completion of the Offer is conditioned on the receipt of “CFIUS Approval,” which shall mean that (i) Sequans and Parent have received written notice from CFIUS stating that (a) CFIUS has concluded that the transactions contemplated by the MoU do not constitute a “covered transaction” subject to review under Section 721 of the Defense Production Act of 1950, as amended (the “DPA”), (b) CFIUS has concluded an assessment, review or investigation of the transactions contemplated by the MoU and determined that there are no unresolved national security concerns, and has therefore terminated all action under the DPA, or (c) CFIUS has determined, pursuant to 31 C.F.R. § 800.407(a)(2), that it is not able to conclude action pursuant to a CFIUS declaration but has not requested the submission by the parties of a CFIUS notice; or (ii) if CFIUS has sent a report to the President of the United States requesting the President’s decision, then the President has (A) announced a decision not to take any action to suspend or prohibit the transactions contemplated by the MoU or (B) not taken any action to suspend or prohibit the transactions contemplated by the MoU after 15 days from the date of receipt of the report from CFIUS.

Sequans and Parent submitted a “declaration” to CFIUS pursuant to 31 C.F.R. § 800.402 on August 25, 2023. Following CFIUS’s acceptance of the declaration, CFIUS will begin a 30-day assessment period, after which CFIUS will either (1) issue the CFIUS Approval under one of the circumstances described above, or (2) request that the parties file a long-form “Notice.” If requested, the Notice process could delay CFIUS Approval by several months. In some cases, parties can withdraw and refile a CFIUS notice to give CFIUS more time to complete its review, which would result in further delay.

France

Under articles L. 151-3 and R. 151-1 et seq. of the French Code Monétaire et Financier, as interpreted and applied by relevant French authorities, the Offer shall not be completed until the express written authorization of the French Ministère chargé de l’Economie et des Finances has been requested, granted and obtained or until confirmation in writing has been received from the French Ministry of Economy that the Proposed Transaction does not fall within the scope of articles L. 151-3 and R. 151-1 et seq. of the French Code Monétaire et Financier.

On August 29, 2023, the filing was made with the French Ministère chargé de l’Economie et des Finances. After filing, and subject to having received a complete request for authorization, the French Ministère chargé de l’Economie et des Finances must inform the filing person by notice (the “Ministry Notice”) within thirty business days that: (i) the contemplated transaction does not fall within the scope of foreign investment control regulations, or (ii) the contemplated investment falls within the scope of foreign investment control regulations and is rejected, (iii) the contemplated investment falls within the scope of foreign investment control regulations and is duly authorized without any condition or covenant, or (iv) the contemplated investment falls within the scope of foreign investment control regulations but further investigations are necessary to determine whether the protection of the national interest can be guaranteed by attaching covenants and conditions to the authorization. In the event that the French Ministère chargé de l’Economie et des Finances has opted for option (iv), it then has an additional forty-five (45) business day period to either refuse the contemplated investment or to authorize it without any condition or subject to the provision of certain covenants and conditions. Those timings do not take into account any potential stop-the-clock. “French FDI Approval” is defined as the foregoing.

Taiwan

Based on the businesses in which Parent and Sequans are engaged, the Offer may not be consummated until receipt of (i) a decision from the Taiwan Fair Trade Commission (公平交易委員會), which, pursuant to article 13 of the Taiwan Fair Trade Act (公平交易法), does not prohibit the acquisition of Sequans pursuant to the transactions contemplated by the MoU (including, as the case may be, with conditions or undertakings) either by way of a letter decision, or the silence of the Taiwan Fair Trade Commission by the expiration of the waiting period (including any extension thereof) specified in article 11 of the Taiwan Fair Trade Act; or (ii) a confirmation in writing from the Taiwan Fair Trade Commission that the transactions contemplated by the MoU do not fall within the scope of notifiable mergers under articles 10 through 12 of the Taiwan Fair Trade Act. “Taiwan Merger Control Approval” is defined as the foregoing.

United Kingdom

Based on the businesses in which Sequans is engaged, the Offer may not be consummated until obtaining either (i) confirmation from the Secretary of State in the Cabinet Office or such other UK relevant authority or regulatory authority or body as the case may be, that has powers under the National Security and Investment Act 2021 (“National Security Authority”) that no further action will be taken in relation to the transactions contemplated by the MoU; or (ii) following an issuance of a call-in notice by the National Security Authority in relation to the transactions contemplated by the MoU, a final notification or final order made by the National Security Authority under the National Security and Investment Act 2021 that allows the transactions contemplated by the MoU to proceed. “UK NSI Approval” is defined as the foregoing.

14.	Fees and Expenses

Parent has retained MacKenzie Partners, Inc. as Information Agent in connection with the Offer. The Information Agent may contact the shareholders of Sequans (including ADS holders) by mail, telephone and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward materials relating to the Offer to beneficial owners of Ordinary Shares. Parent will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for certain out-of-pocket expenses. Parent has agreed to indemnify the Information Agent and related parties against certain liabilities and expenses in connection with the Offer. In addition, Parent has retained the Bank of New York Mellon as Tender Agent, and as paying agent, in connection with the Offer. Parent will pay the Tender Agent reasonable and customary compensation for its services in connection with the Offer, will reimburse the Tender Agent for certain out-of-pocket expenses and will indemnify the Tender Agent against certain liabilities and expenses in connection with the Offer.

Parent retained BofA Securities to act as financial advisor to Parent with respect to a potential transaction with Sequans.

From time to time during the negotiations described above under “Special Factors—Background” upon the request by senior management of Parent, representatives of BofA Securities provided strategic advice, and consulted with, senior management of Parent with respect to the potential transaction with Sequans. In addition, BofA Securities acted as a liaison for Parent to the financial advisors engaged by Sequans.

BofA Securities was not engaged to, and did not, render an opinion as to the fairness, from a financial point of view, of the Offer Price to the shareholders of Sequans or to Parent. In that regard, BofA Securities did not express any opinion or view as to any consideration received in connection with the Offer by the holders of any class of securities, creditors or other constituencies of any party. BofA Securities also did not express any opinion or view as to any of the terms or other aspects or implications of the Offer and Merger or any arrangements, agreements or Understanding entered into in connection with or related to the Offer, Merger or otherwise.

Except as set forth above, neither Parent, nor Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee for soliciting tenders of Company Shares pursuant to the Offer. Parent will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

The following is an estimate of fees and expenses to be incurred by Parent and Purchaser in connection with the Offer and the Merger. Sequans will not pay any of the fees and expenses to be incurred by Parent and Purchaser.

SEC filing fee	U.S.$	19,760.14
Information agent fees		15,000
Printing and related fees		206,000
Tender Agent fees		135,000

Total	U.S.$	375,760.14

15.	Miscellaneous

None of Parent or Purchaser is aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid statute. If we become aware of any valid statute in any jurisdiction prohibiting the making of the Offer or the acceptance of the Company Shares, we will make a good faith effort to comply with that statute. If, after a good faith effort, we cannot comply with the statute, Purchaser will not make the Offer to, nor will Purchaser accept tenders from or on behalf of, shareholders of Sequans (including ADS holders) in that jurisdiction. We have filed with the SEC the Schedule TO pursuant to Rule 14d-3 promulgated under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Sequans has filed with the SEC the Schedule 14D-9, and the Schedule 13E-3, together with exhibits, pursuant to Rule 14d-9 and Rule 13e-3 promulgated under the Exchange Act, setting forth the recommendation of the Sequans Board with respect to the Offer and the reasons for the recommendation of the Sequans Board and furnishing certain additional related information. A copy of these documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in “The Tender Offer—Certain Information Concerning Sequans” and “The Tender Offer—Certain Information Concerning Parent and Purchaser.”

Neither Parent nor Purchaser has authorized any person to give any information or to make any representation on behalf of Parent or Purchaser not contained in this Offer to Purchase or in the related Ordinary Share Acceptance Form or ADS Letter of Transmittal, and, if given or made, shareholders (including ADS holders) should not rely on any such information or representation as having been authorized.

Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, Sequans, or any of their respective subsidiaries since the date as of which such information is furnished or the date of this Offer to Purchase.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

Parent

Set forth below are the name and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent. Except as otherwise noted below, (i) the positions specified are positions with Parent and (ii) the business address of each of the persons listed below is 3-2-24 Toyosu, Koto-ku, Tokyo 135-0061, Japan.

Name	Principal Employment	Citizenship
1. Hidetoshi Shibata	Hidetoshi Shibata has been serving at Parent during the past five years and currently serves as Representative Director, President and Chief Executive Officer.	Japan

2. Jiro Iwasaki	Jiro Iwasaki has been an Outside Director of Parent since June 2016 and currently serves as an Outside Director of SBS Holdings, Inc. Previously, he served as an Outside Director of Houlihan Lokey Corporation from March 2016 to November 2021.	Japan

3. Selena Loh LaCroix	Selena Loh LaCroix has been an Outside Director of Parent since March 2020 and currently serves as a Vice-Chair of Global Technology of Korn Ferry and a Board Member of National Association of Corporate Directors – North Texas Chapter, on which she has served since December 2019 and November 2017 respectively. Formerly, she was a Board Member of Integrated Device Technology, Inc. from December 2016 to March 2019.	Singapore

4. Noboru Yamamoto	Noboru Yamamoto has been an Outside Director of Parent since March 2021 and an Outside Auditor from March 2018 to March 2021 and currently serves as an Outside Director at Koki Holdings Co., Ltd. and Tsubaki Nakashima Co., Ltd. and Representative Director, Representative Partner and Chief Executive Officer of XIB Inc. and a Senior Advisor of Bain & Company Japan, Inc. and CLSA Capital Partners K.K.	Japan

5. Takuya Hirano	Takuya Hirano has been an Outside Director of Parent since March 2023 and currently serves as a Director (part-time member) of Japan Professional Football League, an Outside Director of Yokogawa Electric Corporation, an Outside Director of Yayoi Co., Ltd. and a Co-Founder and Partner of Three Fields Advisors. Prior to that, he served as the President of Microsoft Japan Co., Ltd. from July 2015 to September 2019 and the	United States

Name	Principal Employment	Citizenship
Vice President of Global Service Partner Business of Microsoft Corporation from September 2019 to September 2022.

6. Sailesh Chittipeddi	Sailesh Chittipeddi has been employed by Parent or its wholly owned subsidiary since March 2019 and currently serves as the Executive Vice President and the General Manager of the Embedded Processing, Digital Power and Signal Chain Solutions Group and a Board Member of Tessolve Semiconductor and Sequans Communications S.A. Prior to that, he served as the Executive Vice President of Global Operations and Chief Technology Officer of Integrated Device Technology, Inc. from April 2016 to March 2019.	United States

7. Hiroto Nitta	Hiroto Nitta has been employed by Parent during the past five years and currently serves as the Senior Vice President of Information Technology.	Japan

8. Shinichi Yoshioka	Shinichi Yoshioka has been employed by Parent during the past five years and currently serves as the Senior Vice President and Chief Technology Officer.	Japan

9. Chris Allexandre	Chris Allexandre has been employed by Parent or its wholly owned subsidiary since March 2019 and currently serves as the Senior Vice President, Chief Sales & Marketing Officer and Head of Global Sales & Marketing Unit and a Board Member of Arduino. Prior to that, he served as the Senior Vice President of Sales & Marketing at Integrated Device Technology, Inc. from February 2017 to March 2019.	United States and France

10. Roger Wendelken	Roger Wendelken has been employed by Parent or its wholly owned subsidiary during the past five years and currently serves as the Senior Vice President and Head of MCU Business in the Embedded Processing, Digital Power and Signal Chain Solutions Group.	United States

11. Shuhei Shinkai	Shuhei Shinkai has been employed by Parent during the past five years and currently serves as the Senior Vice President and Chief Financial Officer.	Japan

12. Takeshi Kataoka	Takeshi Kataoka has been employed by Parent during the past five years and currently serves as the Senior Vice President and the Co-General Manager of the High Performance Computing, Analog and Power Solutions Group.	Japan

Name	Principal Employment	Citizenship
13. Vivek Bhan	Vivek Bhan has been employed by Parent or its wholly owned subsidiary since August 2021, and currently serves as the Senior Vice President and the Co-General Manager of the High Performance Computing, Analog and Power Solutions Group. Prior to that, he served as the Senior Vice President and the General Manager of the Custom Mixed Signal Business at Dialog Semiconductor Plc from November 2013 to August 2021.	United States

14. Eizaburo Shono	Eizaburo Shono has been employed by Parent during the past five years and currently serves as the Senior Vice President and Head of Production and Technology Unit.	Japan

15. Andrew Cowell	Andrew Cowell has been employed by Parent or its wholly owned subsidiary during the past five years and currently serves as the Senior Vice President and Head of Mobility Infrastructure and Industrial Power for the Embedded Processing, Digital Power and Signal Chain Solutions Group.	United Kingdom

16. Julie Pope	Julie Pope has been employed by Parent or its wholly owned subsidiary since August 2021 and currently serves as the Senior Vice President and Chief Human Resources Officer. Prior to that, she served as the Senior Vice President of Human Resources at Dialog Semiconductor Plc from May 2017 to August 2021.	United States and United Kingdom

Purchaser

Set forth below are the name and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. The business address of each of the persons listed below is Arcadiastr. 10, 40472 Düsseldorf, Germany. Except as otherwise noted, positions specified are positions with Purchaser.

Name	Principal Employment	Citizenship
1. Carsten Jauch	Carsten Jauch has been employed by Purchaser during the past five years and currently serves as Managing Director.	Germany

SCHEDULE II

SECURITY OWNERSHIP AND TRANSACTIONS IN THE SHARES BY PARENT, PURCHASER AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth (i) certain information with respect to the Shares beneficially owned by Parent, Purchaser and, to the best of their knowledge, their respective directors and officers, and (ii) the purchases of Shares by Parent, Purchaser and, to the best of their knowledge, their respective directors and officers, during the past sixty days. The security ownership information in the table below is given as of September 6, 2023 and, in the case of percentage ownership information, is based on 234,200,650 Ordinary Shares outstanding as of September 6, 2023, based on information provided by Sequans. Beneficial ownership is determined in accordance with the rules of the SEC (except as noted below):

Security Ownership
Person	Number	Percent	Transactions in Past 60 Days
Parent	7,899,020	3.4%	—
Purchaser	—	—	—
Hidetoshi Shibata	—	—	—
Jiro Iwasaki	—	—	—
Selena Loh LaCroix	—	—	—
Noboru Yamamoto	—	—	—
Takuya Hirano	—	—	—
Sailesh Chittipeddi	—	—	—
Hiroto Nitta	—	—	—
Shinichi Yoshioka	—	—	—
Chris Allexandre	—	—	—
Roger Wendelken	—	—	—
Shuhei Shinkai	—	—	—
Takeshi Kataoka	—	—	—
Vivek Bhan	—	—	—
Eizaburo Shono	—	—	—
Andrew Cowell	—	—	—
Julie Pope	—	—	—
Carsten Jauch	—	—	—

SCHEDULE III

Auszug aus dem Aktiengesetz	Extract from the German Stock Corporation Act (non-binding English translation for information purposes only)

§ 327f—Gerichtliche Nachprüfung der Abfindung

Die Anfechtung des Übertragungsbeschlusses kann nicht auf § 243 Abs. 2 oder darauf gestützt werden, dass die durch den Hauptaktionär festgelegte Barabfindung nicht angemessen ist. Ist die Barabfindung nicht angemessen, so hat das in § 2 des Spruchverfahrensgesetzes bestimmte Gericht auf Antrag die angemessene Barabfindung zu bestimmen. Das Gleiche gilt, wenn der Hauptaktionär eine Barabfindung nicht oder nicht ordnungsgemäß angeboten hat und eine hierauf gestützte Anfechtungsklage innerhalb der Anfechtungsfrist nicht erhoben, zurückgenommen oder rechtskräftig abgewiesen worden ist.

Section 327f—Judicial review of the compensation

The challenge to the resolution to transfer may not be based on Section 243 para. 2 or on the fact that the cash compensation determined by the main shareholder is not reasonable. If the cash compensation is not reasonable, the court specified in Section 2 of the German Appraisal Proceedings Act shall, upon application, determine the reasonable cash compensation. The same shall apply if the main shareholder has not offered cash compensation or has not offered it properly and an action for challenge based thereon has not been brought within the period for challenge, has been withdrawn or has been dismissed with final effect.

Auszug aus dem SpruchG	Extract from the German Appraisal Proceedings Act (non-binding English translation for information purposes only)

§ 2 Spruchverfahrensgesetz—Zuständigkeit

(1) Zuständig ist das Landgericht, in dessen Bezirk der Rechtsträger, dessen Anteilsinhaber antragsberechtigt sind, seinen Sitz hat oder hatte.

(2) Sind nach Absatz 1 mehrere Gerichte zuständig oder sind bei verschiedenen Landgerichten Spruchverfahren anhängig, die in einem sachlichen Zusammenhang stehen, so ist das Gericht zuständig, das zuerst mit der Angelegenheit befasst ist. Besteht Streit oder Ungewissheit über das zuständige Gericht nach Satz 1, so ist § 5 des Gesetzes über das Verfahren in Familiensachen und in den Angelegenheiten der freiwilligen Gerichtsbarkeit entsprechend anzuwenden.

(3) Ist bei dem Landgericht eine Kammer für Handelssachen gebildet, so entscheidet diese anstelle der Zivilkammer.

(4) Die Länder können vereinbaren, dass Entscheidungen in Verfahren nach diesem Gesetz für mehrere Länder den Landgerichten eines Landes zugewiesen werden.

(5) Der Vorsitzende einer Kammer für Handelssachen entscheidet

1. über die Abgabe von Verfahren;

Section 2 – Competence

(1) The competent court is the Regional Court in whose district the legal entity whose shareholders are entitled to file an application has or had its registered office.

(2) If more than one court has jurisdiction under para. 1 or if appraisal proceedings are pending at different Regional Courts that are factually related, the court that first deals with the matter shall have jurisdiction. In the event of a dispute or uncertainty as to the court having jurisdiction in accordance with sentence 1, Section 5 of the German Act on Proceedings in Family Matters and in Matters of Voluntary Jurisdiction shall apply mutatis mutandis.

(3) If a chamber for commercial matters has been established at the Regional Court, it shall decide instead of the civil chamber.

(4) The Federal States may agree that decisions in proceedings under this Act shall be assigned to the Regional Courts of one Federal State for several Federal States.

(5) The chairman of a chamber for commercial matters shall decide

1. on the transfer of proceedings;

2. im Zusammenhang mit öffentlichen Bekanntmachungen;

3. über Fragen, welche die Zulässigkeit des Antrags betreffen;

4. über alle vorbereitenden Maßnahmen für die Beweisaufnahme und in den Fällen des § 7;

5. in den Fällen des § 6;

6. über Geschäftswert, Kosten, Gebühren und Auslagen;

7. über die einstweilige Einstellung der Zwangsvollstreckung;

8. über die Verbindung von Verfahren.

Im Einverständnis der Beteiligten kann der Vorsitzende auch im Übrigen an Stelle der Kammer entscheiden.

2. in connection with public announcements;

3. on questions relating to the permissibility of the application;

4. on all preparatory measures for the hearing of evidence and in the cases of section 7;

5. in the cases referred to in section 6;

6. on the value of the case, costs, fees and expenses;

7. on the temporary suspension of enforcement proceedings;

8. on the consolidation of proceedings.

With the parties’ consent, the chairman may also decide in lieu of the chamber in other respects.

If you have questions or need copies of this Offer to Purchase, the accompanying Ordinary Share Acceptance Form or ADS Letter of Transmittal, you can contact the Information Agent at its address and telephone numbers set forth below. You may also contact your broker or other securities intermediary for assistance concerning the Offer.

The Information Agent for the Offer is:

1407 Broadway

New York, New York 10018

Holders may call toll-free:

(800) 322-2885 (from the U.S. and Canada)

From outside the U.S. and Canada:

+1(212) 929-5500

Email (for material requests only):

tenderoffer@mackenziepartners.com

The Ordinary Share Acceptance Form, ADS Letter of Transmittal, ADRs evidencing ADSs, and any other required documents, if applicable, should be sent to the Tender Agent at the address set forth below:

The Tender Agent for the Offer is:

THE BANK OF NEW YORK MELLON

By registered, certified or express mail:	By overnight courier:

The Bank of New York Mellon Attn: Voluntary Corporate Actions, COY: SQNB P.O. Box 43011 Providence, RI 02940-3011	The Bank of New York Mellon Attn: Voluntary Corporate Actions, COY: SQNB 150 Royall Street, Suite V Canton, MA 02021